As filed with the Securities and Exchange Commission on July 21, 2004
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DREAMWORKS ANIMATION, INC.

(Exact name of registrant as specified in its charter)

Delaware	7812	68-0589190
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1000 Flower Street

Glendale, CA 91201
(818) 695-5000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeffrey Katzenberg

Chief Executive Officer
DreamWorks Animation, Inc.
1000 Flower Street
Glendale, California 91201
(818) 695-5000
(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Faiza J. Saeed, Esq. John W. White, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000 Fax: (212) 474-3700	Katherine Kendrick, Esq. DreamWorks Animation, Inc. 1000 Flower Street Glendale, California 91201 (818) 695-5000	Michael D. Nathan, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000 Fax: (212) 455-2502

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum Aggregate	Amount of
Securities to be Registered	Offering Price(1)(2)	Registration Fee

Class A Common Stock, par value $.01 per share	$650,000,000	$82,355

(1)	Includes shares to be sold upon exercise of the underwriters’ over-allotment option. See “Underwriting.”

(2)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(o) of Regulation C under the Securities Act of 1933, as amended.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the commission acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

      This registration statement contains two forms of prospectus: one to be used in connection with an underwritten public offering in the United States and Canada (the “IPO Prospectus”) and one to be used in a concurrent conversion (the “Concurrent Conversion”) of the common stock held by minority stockholders of one of our subsidiaries into shares of our Class A common stock, which will not be underwritten. The two prospectuses are identical except for the front and back pages and certain additional pages for use in the prospectus relating to the Concurrent Conversion. The form of IPO Prospectus is included herein and is followed by the alternative pages to be used in the prospectus related to the Concurrent Conversion. Each of the alternative pages for the prospectus used in the Concurrent Conversion is labeled “Concurrent Conversion — Alternative Page.” Final forms of each prospectus will be filed with the Securities and Exchange Commission under Rule 424(b) under the Securities Act of 1933.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion. Dated July 21, 2004.

Shares

[LOGO]

DreamWorks Animation, Inc.

Class A Common Stock

     This is an initial public offering of Class A common stock of DreamWorks Animation, Inc. We are offering                     of the shares to be sold in the offering. The selling stockholders named in this prospectus are offering an additional                      shares. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

     Our Class A common stock, Class B common stock and Class C common stock vote as a single class on all matters, except as otherwise provided in our restated certificate of incorporation or as required by law, with each share of Class A common stock entitling its holder to one vote, each share of Class B common stock entitling its holder to fifteen votes and each share of Class C common stock entitling its holder to one vote.

     Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price will be between $          and $           per share. We intend to apply for listing of our Class A common stock on                     under the symbol “                    .”

     See “Risk Factors” beginning on page 11 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

		Underwriting		Proceeds to
	Price to	Discounts and	Proceeds	the Selling
	Public	Commissions	to Us	Stockholders

Per Share	$	$	$	$
Total	$	$	$	$

     To the extent the underwriters sell more than                      shares of common stock, the underwriters have an option to purchase up to an additional                     shares of Class A common stock from us and the selling stockholders at the initial public offering price less the underwriting discount.

     The underwriters expect to deliver the shares against payment in New York, New York on                     , 2004.

Goldman, Sachs & Co.	JPMorgan

Prospectus dated                   , 2004.

[GRAPHICS TO COME]

MARKET DATA

      Market data used in this prospectus is based upon our good faith estimates, which are based upon our review of internal surveys, independent industry publications, and other publicly available information, including data made publicly available by the Motion Picture Association of America (“MPAA”) and the industry trade publication Variety. In particular, when we cite individual film box office receipts, we have used data that has been made publicly available by Variety. Although we believe that these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

      Throughout this prospectus, and in accordance with industry practice, we use the term “domestic” to refer to the United States, Canada, each of their respective territories and possessions, The Bahamas and Bermuda. We use the term “international” to refer to all territories outside of the domestic territory, and the term “worldwide” encompasses all territories — both international and domestic.

PROSPECTUS SUMMARY

      The following is a summary of some of the information contained in this prospectus. It may not contain all the information that is important to you. To understand this offering fully, you should read carefully the entire prospectus, including the risk factors and the financial statements.

      We describe in this prospectus the business that will be contributed to us by DreamWorks L.L.C. (“DreamWorks Studios”) as part of our separation from DreamWorks Studios as if it were our business for all purposes for all periods described. Following the separation, we will be a holding company with two operating subsidiaries. Please see “Related Party Agreements — Separation Agreement” for a description of the separation. Unless the context otherwise requires, the terms “DreamWorks Animation,” the “Company,” “we,” “us” and “our” refer to DreamWorks Animation, Inc., its predecessors in interest, and the subsidiaries and assets and liabilities that will be contributed to it by DreamWorks Studios. In addition, in connection with our separation from DreamWorks Studios, we will enter into a distribution agreement with DreamWorks Studios whereby DreamWorks Studios will generally distribute all of our films. Please see “Related Party Agreements — Distribution Agreement” for a description of this agreement. Our combined historical financial results as part of DreamWorks Studios contained in this prospectus do not reflect what our financial results will be in the future as a stand-alone company or what our financial results would have been had we been a stand-alone company during the periods presented.

Business

      DreamWorks Animation is principally devoted to developing and producing computer generated, or CG, animated feature films. With world-class creative talent, a strong and experienced management team and advanced CG filmmaking technology and techniques, we make high quality CG animated films meant for a broad movie-going audience. We believe we currently have more CG animated feature films in development and production than any other animation studio. We employ a core staff of artists, technology personnel and production staff who have been creating, developing and applying CG techniques for over 20 years. We have theatrically released a total of eight animated feature films, three of which have been CG-only, and one direct-to-video title. Our CG animated feature films have achieved domestic box office success, with Antz, Shrek and Shrek 2 grossing approximately $90.2 million, $267.7 million and $425.0 million (Shrek 2’s results are through July 18, 2004), respectively, and collectively selling approximately 56 million home video units worldwide (Shrek 2 is scheduled to be released on home video in November 2004). Shrek 2, which opened on May 18, 2004, was the most widely distributed film ever in the domestic theatrical market (playing in 4,223 theaters at its peak), achieved the highest domestic box office gross of any animated film, had the most successful three-day opening weekend of any animated film and broke the single-day box office sales record for any film by grossing $44.8 million. Our five non-CG animated feature films have achieved total domestic box office receipts of approximately $358.7 million and have sold approximately 44 million home video units worldwide. We believe our experience, creative talent, scale of operations, technology and animation proficiency enable us to release two high quality CG animated feature films per year. We are scheduled to release our second CG animated feature film for the year, Shark Tale, into the domestic theatrical market on October 1, 2004. We are in various stages of pre-production and production on five additional feature films that we expect to release through 2006. In addition, we have a substantial number of projects in creative and story development that are expected to fill the release schedule in 2007 and beyond.

      Our feature films are the source of substantially all of our revenue. We derive revenue from the worldwide exploitation of our feature films in theaters and in markets such as home video, pay and free broadcast television and ancillary markets. We retain the exclusive copyright and other intellectual property rights to all of our films and characters, excluding Aardman Animation films and characters (some of which we co-own), and we have access to an established distribution and marketing network to fully exploit our films and characters in theatrical, home video, television and ancillary markets throughout the world. We have important strategic relationships with retailers, promotional partners and licensees around the world that significantly enhance consumer awareness of our films and their revenue-producing potential. In addition to producing feature films for theatrical release, we intend to develop and produce CG animated films for initial distribution directly into the home entertainment market (“direct-to-video films”). We have also developed and are currently producing a CG animated television series for NBC called Father of the Pride, which is scheduled to air in primetime in the fall of 2004.

      Prior to the consummation of this offering, we will enter into a distribution agreement (the “Distribution Agreement”) with DreamWorks Studios. Under the terms of that agreement, DreamWorks Studios will generally be responsible for the distribution, marketing and servicing of all of our completed animated films, including our previously released films, and direct-to-video pictures. DreamWorks Studios currently distributes, and we expect will continue to distribute, our motion pictures in international theatrical markets through distribution agreements with Universal Studios, Inc. (“Universal Studios”), an industry leading distributor and fulfillment services provider, Cheil Jedang Corporation, and its affiliate CJ Entertainment, Inc. (collectively “CJ Entertainment”) (in Korea and the People’s Republic of China) and Kadokawa Entertainment Inc. (“Kadokawa Entertainment”) (in Japan). DreamWorks Studios has engaged Universal Studios to be our worldwide principal fulfillment services provider for our home videos, excluding only Korea and Japan, where CJ Entertainment and Kadokawa Entertainment, respectively, will perform such functions. The Distribution Agreement will cover the distribution of our films and pictures in all media and markets on a worldwide basis that are available for delivery through the later of (i) delivery of 12 animated feature films, beginning with Shark Tale, and (ii) December 31, 2010. In general, the term of the Distribution Agreement will be extended to the extent of the term, if longer, of any of DreamWorks Studios’ sub-distribution, servicing and licensing agreements that cover our films and that we pre-approve (such as DreamWorks Studios’ existing arrangements with Universal Studios, Inc., CJ Entertainment and Kadokawa Entertainment). Even if we terminate our distribution relationship with DreamWorks Studios, our existing and future films generally will be subject to the terms of those pre-approved agreements. We will retain the copyrights and other intellectual property related to our films and the right to directly exploit certain ancillary rights, such as commercial tie-ins, and promotional, literary publishing, music publishing, soundtrack, radio, legitimate stage and merchandising rights. We believe our relationship with DreamWorks Studios provides us with many advantages, including the ability to create consumer awareness and demand for our films through DreamWorks Studios’ seasoned theatrical marketing, distribution and home video teams. Please see “Related Party Agreements — Distribution Agreement” for a more detailed description of the Distribution Agreement.

Our Strengths

      We believe our competitive strengths to be as follows:

•	Strong Management Team with a Successful Track Record. Our creative and production management team, led by Jeffrey Katzenberg, consists of some of the most experienced individuals in the CG animation industry, with an average of over 12 years of experience in the animation field and 18 years in the entertainment industry. Mr. Katzenberg, as Chairman of The Walt Disney Studios, was one of the key architects responsible for building Disney’s filmed entertainment business from approximately $245 million in revenue in 1984 to one that generated revenue exceeding $4.7 billion in 1994. Driving this tremendous growth was Disney’s animated film division, which, under Mr. Katzenberg’s leadership, produced such successful films as The Lion King, Aladdin and Beauty and the Beast. Mr. Katzenberg and his management team have led DreamWorks Studios’ animation division since its formation and have overseen the successful release of a number of animated films, including Antz, Shrek and Shrek 2.

•	Creative and Experienced Talent. Our producers, directors and production executives, many of whom are signed to long-term contracts, are among the most experienced in the CG animation industry, having produced, directed or otherwise overseen highly successful animated feature films such as Shrek, Shrek 2, The Lion King, Toy Story, Beauty and the Beast and Aladdin. Our dedicated artists, technology personnel and production staff, numbering approximately 1,000 employees, are also among the most talented and creative in the industry. We emphasize the importance of quality scripts when considering film ideas, and generally engage proven screenwriters, comedians and other writers to develop and produce our storylines. In addition, these writers are deeply involved throughout the production process so that our story department and technical personnel can directly collaborate with the creative talent that develops a story. Finally, our commitment to investing in our people and technology helps ensure that our films continue to represent the cutting edge in CG animated filmmaking. We attract and retain our animators and creative and technical staff with competitive compensation packages and an artist friendly environment that emphasizes ongoing training in animation artistry and technology.

•	Strong and Adaptable Technology Foundation. Our technology plays an important role in the production of our films. Our technology development staff has been responsible for many award-winning innovations that continue to advance the art of CG animated film-making. We also continue to innovate in the application of new technologies to the production process, which has enabled us to produce progressively richer and more visually sophisticated imagery in our films. Our focus on user interface and tool development enables our animators to adeptly use existing and emerging CG technologies, allowing us to maximize our artistic talent within a CG environment. In addition, we have strategic relationships with leading technology companies that allow us to leverage third-party advancements and technology innovation substantially before they are available to the open market, which gives us a valuable advantage in the rapidly changing landscape of technology.

•	Exclusive Ownership of Our Films and Characters. We exclusively own the copyright and other property rights to all of our films and characters, including the animated films released prior to this offering, with the exception of certain films that we produce with Aardman Animations. Because of our exclusive ownership, we control the creative direction and the exploitation of our films and characters and retain the sole right to create sequels and other derivative products such as direct-to-video films and consumer products. We believe that our ability to control the continued exploitation of our properties is a competitive advantage and allows us to capitalize on an already existing audience base for our films.

•	Established Distribution and Promotion Infrastructure. Our films have been distributed through DreamWorks Studios since we released our first film in 1998, and we and DreamWorks Studios have developed strong relationships with a host of prominent companies to help promote our films. In addition, DreamWorks Studios has worked with Universal Studios, the principal international theatrical distributor and principal home video fulfillment services provider of our films, since 1995. We believe our relationship with DreamWorks Studios and its international distributors and fulfillment services providers have created proven distribution channels and marketing networks for our films, particularly with respect to home video. In addition, we believe that our established merchandising and promotions group is among the most capable in the industry, with the ability to leverage our strong relationships with retailers and other consumer products companies to maximize the ways in which we promote and profit from our films.

Our Strategy

      We intend to maintain our position as one of the leading developers and producers of CG animated feature films. To accomplish this goal, we are pursuing the major strategies described below.

•	Focus on Maintaining Broad Audience Appeal for Our Films Through the Unique Identity of DreamWorks Animation. We believe that DreamWorks has developed a unique identity that the public associates with innovative and popular movies such as the Shrek films. We intend to build on DreamWorks’ brand recognition by continuing to make unique, high quality, CG animated films that have a sophisticated tone and visual style. We believe our style and our appeal to a broad-based audience of families, teens and adults set us apart from traditional animated films and film companies.

•	Use Our Existing Scale of Operations to Release Two CG Animated Feature Films Per Year. We intend to release two CG animated feature films per year. We believe this exceeds the current production schedule of any other CG animation studio and allows us to leverage our infrastructure and spread overhead costs over a greater number of films than our current competitors. We believe that, although other studios may have the financial or technical capacity to match our output of two high-

quality CG animated feature film releases per year, the time that it takes to develop and produce CG animated feature films makes it unlikely that any other studio will do so within the near future.

•	Use Star Talent to Increase Popular Appeal. Our films feature the voice talent of some of the most celebrated actors in the entertainment industry. We believe that using the voices of today’s top feature film and television actors in both domestic and international markets enhances our films as their unique voices and talent help bring our characters to life. We have strong relationships with our star talent. In addition to providing their voices in our films, these actors commit to promoting our films for both theatrical and home video release. We believe this commitment enhances the event status of each release and increases consumer awareness of the film.

•	Take Advantage of Franchise Opportunities. We intend to take advantage of our ownership rights and the broad marketability of animated films to create franchise films and characters that can generate prequels, sequels and other derivative works and licensing opportunities in several different markets, including theme park attractions, stage plays, interactive games and the direct-to-video market. We believe the direct-to-video market, in particular, is receptive to animated films, especially in expanding characters that have become part of popular culture. We expect the production costs associated with direct-to-video titles will be significantly less than those associated with our animated feature films. We believe the relatively low costs of producing direct-to-video titles, and the significant unit volumes generated by even moderately successful titles, support an economic model that can generate meaningful profits for us.

•	Continue Developing Superior CG Animation Skills. We believe we are at the forefront of technical achievement in CG animated filmmaking due to the collaboration and artistic skills of our artists, technology personnel and production staff and because we have built a user-friendly production environment that allows our artists and animators to fully exploit the complex technologies used in CG animated filmmaking. We have invested, and will continue to dedicate, significant resources in the proper training and support of our creative staff. Because of our training efforts and the flexibility of our production environment, we were able to re-train over 140 world-class animators who specialized in hand-drawn cel animation to become highly proficient with CG animation techniques. In addition, we intend to continue to invest in our technology to ensure that, from an artistic and technical perspective, our films remain state-of-the-art in CG animated filmmaking.

•	Maximize the Success of Our Films Through Promotional Partnerships. We have developed strong relationships with a number of well-known retailers and consumer products companies throughout the world that help us promote our films in many valuable ways. We believe these promotional campaigns have been very successful and have resulted in increased movie theater attendance, greater home video sales and other consumer product sales. We intend to continue developing new relationships with prominent companies and to continue utilizing existing relationships to ensure maximum consumer awareness for our films.

The Company

      Our principal executive offices are located at 1000 Flower Street, Glendale, CA 91201-3007. Our telephone number is (818) 695-5000. Our World Wide Web site address is http://www.                    .com. Information contained on our website or that can be accessed through our website is not incorporated by reference in this prospectus. You should not consider information contained on our website or that can be accessed through our website to be part of this prospectus.

      In connection with our separation from DreamWorks Studios, DreamWorks Studios and its members will receive shares of our common stock. Entities controlled by Paul Allen (collectively, “Vulcan”), entities controlled by Steven Spielberg, Jeffrey Katzenberg and David Geffen and all of the other members of DreamWorks Studios who so elect will contribute their shares of our common stock not sold in this offering to a newly formed limited liability limited partnership, which we refer to in this prospectus as “Holdco.” Upon the satisfaction of certain conditions, Holdco will cause appropriate actions to be taken for the sale of a portion of such shares in one or more public follow-on offerings. Holdco will subsequently distribute all the remaining shares of common stock it holds to the members of DreamWorks Studios who have contributed their shares to Holdco as described in “Related Party Agreements — Escrow and Distribution Arrangement.” Our common stock is divided into three classes, which are identical and generally vote together on all matters, except that the Class A common stock and the Class C common stock each carry one vote per share, whereas the Class B common stock carries 15 votes per share. In addition, the Class C common stock has the right to elect one director, voting separately as a class. During the period that Holdco owns shares of our common stock, the shares will be held in the form of Class B common stock and will be voted by Jeffrey Katzenberg and David Geffen or entities controlled by them (except in the event of a class vote of the Class A common stock, in which case the shares will be voted by the participating DreamWorks Studios members as if they had not contributed their shares to Holdco and had received shares of Class A common stock). In order to elect the Class C director, Vulcan will hold Class C common stock directly rather than through Holdco. When distributed or sold, all shares of our common stock, other than those distributed to entities controlled by Jeffrey Katzenberg and David Geffen, which will receive Class B common stock, and other than those distributed to Vulcan, which will receive Class C common stock, will be distributed or sold in the form of Class A common stock. See “Related Party Agreements — Escrow and Distribution Arrangement.”

      Following completion of this offering, Jeffrey Katzenberg and David Geffen will indirectly control us through their ability to vote the shares of our Class B common stock held by DreamWorks Studios and Holdco.

The Offering

Class A common stock offered by us	shares(1)

Class A common stock offered by the selling stockholders	shares(1)

Total Class A common stock offered	shares(1)

Common stock outstanding immediately after this offering:

Class A	shares(1)(2)

Class B	shares(3)

Class C	shares(4)

Total	shares

Use of Proceeds	We intend to (i) retain approximately $175 million of the net proceeds of the Class A common stock offered by us for general corporate purposes, including working capital and (ii) use the remaining net proceeds to repay all or a portion of the indebtedness that we intend to assume from DreamWorks Studios in connection with our separation.

We will not receive any proceeds from sales of our Class A common stock by the selling stockholders in the offering.

Dividend Policy	We do not anticipate paying any dividends on our common stock in the foreseeable future.

Voting Rights	In general, the Class A, Class B and Class C common stock are substantially identical and vote together as a single class. In addition, each class of stock has the following characteristics:

Class A	One vote per share for all matters on which stockholders are entitled to vote, including the election and removal of directors.

Class B	15 votes per share for all matters on which stockholders are entitled to vote, including the election and removal of directors.

Class C	One vote per share for all matters on which stockholders are entitled to vote, including the election and removal of directors. In addition, the right to elect one director, voting as a separate class.

Proposed Trading Symbol

Risk Factors	See “Risk Factors” beginning on page 11 of this prospectus for a discussion of factors that you should carefully consider before deciding to invest in shares of our Class A common stock.

(1)	Does not include shares of Class A common stock that may be sold by us and shares of Class A common stock that may be sold by the selling stockholders upon exercise of the underwriters’ over-allotment option.

(2)	Does not include any of the options that were issued and outstanding as of , 2004, under our 2004 Equity Compensation Plan to purchase a total of shares of our Class A common stock at a weighted average exercise price of $ per share and shares of Class A common stock available for future issuance of options and restricted stock under our 2004 Equity Compensation Plan.

(3)	Of this amount, DreamWorks Studios will hold shares, Holdco will own shares and entities controlled by each of Jeffrey Katzenberg and David Geffen will hold one share.

(4)	To be held by Vulcan.

Summary Historical and Pro Forma Financial Data

      We present below summary historical and pro forma financial data. The following summary historical financial data as of March 31, 2004, for the three months ended March 31, 2003 and 2004 and as of and for each of the years in the three year period ended December 31, 2003 were derived from our historical combined financial statements included elsewhere in this prospectus.

      The summary pro forma financial data for the three months ended March 31, 2004 and the year ended December 31, 2003 were derived from our unaudited pro forma combined statements of operations included elsewhere in this prospectus which were prepared (i) as if the Distribution Agreement had become effective on January 1, 2003 and had been in effect in all periods since and (ii) as if we had been taxable as a corporation as of January 1, 2003 in all periods presented. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable and do not give effect to any transactions other than those mentioned above, including a services agreement that we intend to enter into with DreamWorks Studios prior to the consummation of the offering (the “Services Agreement”). Please see note (1) below and the notes to our unaudited pro forma combined financial statements included elsewhere in this prospectus for a more detailed discussion of how the adjustments described above are presented in our pro forma combined financial statements.

      The summary unaudited pro forma combined financial statements do not purport (i) to represent what our financial position and results of operations actually would have been had we been a stand-alone taxable corporation operating under the Distribution Agreement for the periods presented or (ii) to project our financial performance for any future period.

      You should read the following data in conjunction with “Capitalization,” “Selected Financial Data,” “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our audited combined financial statements and our unaudited interim combined financial statements and the notes thereto, all included elsewhere in this prospectus.

							Pro Forma
				Pro Forma	Three Months Ended		Three Months
	Year Ended December 31,			Year Ended	March 31,		Ended
				December 31,			March 31,
	2001	2002	2003	2003(1)	2003	2004	2004(1)

	(Audited)			(Unaudited)	(Unaudited)		(Unaudited)

	(In thousands)
Statement of Operations Data:
Operating revenue	$661,308	$456,356	$295,574	$167,869	$48,201	$40,814	$12,300
Costs of revenue	509,087	396,983	438,313	293,653	40,994	45,478	8,512

Gross profit (loss)	152,221	59,373	(142,739)	(125,784)	7,207	(4,664)	3,788
Selling, general and administrative expenses	49,568	56,954	24,910	12,277	9,183	7,767	4,070

Operating income (loss)	102,653	2,419	(167,649)	(138,061)	(1,976)	(12,431)	(282)
Interest, taxes and other income (expense)	(16,251)	(33,550)	(18,929)	(19,376)	(9,970)	(13,490)	(13,490)

Income (loss) before cumulative effect of accounting changes	86,402	(31,131)	(186,578)	(157,437)	(11,946)	(25,921)	(13,772)
Cumulative effect of accounting changes	(82,743)	—	(2,522)	(2,522)	—	—	—

Net income (loss)(2)	$3,659	$(31,131)	$(189,100)	$(159,959)	$(11,946)	$(25,921)	$(13,772)

(1)	The primary result of giving pro forma effect to the Distribution Agreement as of January 1, 2003 is that we recognize revenue net of (i) DreamWorks Studios’ 8.0% distribution fee and (ii) the distribution and marketing costs that DreamWorks Studios incurs for our films. In all periods presented, this results in a substantial reduction to our revenue. In addition, our costs of revenue decline because we no longer incur distribution and marketing costs and third-party distribution and fulfillment services fees. Also, selling, general and administrative expenses are reduced because we are no longer allocated overhead costs related to DreamWorks Studios’ marketing and distribution departments.

As a result of giving pro forma effect to the Distribution Agreement as of January 1, 2003, our pro forma net loss is decreased during the periods presented, primarily due to timing differences. However, over a longer period of time, we believe our pro forma net loss would not have changed substantially from our historical net loss. See “Unaudited Pro Forma Financial Information” and the notes thereto.

(2)	Because we operated as a division of a limited liability company for all periods presented, we incurred only minimum income taxes related to foreign withholding and state franchise taxes. See note 14 to our audited combined financial statements contained herein for an explanation of pro forma income taxes.

				As of
				March 31,
	As of December 31,			2004

	2001	2002	2003	Historical

	Audited			Unaudited

	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$835	$3	$41	$41
Accounts receivable, net of allowance for doubtful accounts and reserve for returns	313,966	150,915	131,329	45,190
Film inventories	444,210	471,847	422,343	475,116
Total assets	800,381	669,246	671,004	636,761
Advances and unearned revenue	11,090	65,197	89,009	143,508
Debt allocated by DreamWorks Studios	168,461	313,814	418,379	380,062
Other debt (including capital leases)	5,001	4,375	80,344	85,236
Total liabilities	320,169	498,025	686,627	698,963
Total liabilities and owner’s equity (deficiency)	800,381	669,246	671,004	636,761

RISK FACTORS

      You should carefully consider the following risks and other information in this prospectus before deciding to invest in shares of our Class A common stock. The following risks and uncertainties could materially adversely affect our business, financial condition or operating results. In this event, the trading price of our Class A common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

Our success is primarily dependent on audience acceptance of our films, which is extremely difficult to predict and therefore inherently risky.

      We cannot predict the economic success of any of our motion pictures because the revenue derived from the distribution of a motion picture (which does not necessarily bear any correlation to the production or distribution costs incurred) depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic success of a motion picture also depends upon the public’s acceptance of competing films, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. Furthermore, part of the appeal of CG animated films may be due to their relatively recent introduction to the market. We cannot assure you that the introduction of new animated filmmaking techniques, an increase in the number of CG animated films or the resurgence in popularity of older animated filmmaking techniques, will not adversely impact the popularity of CG animated films.

      In general, the economic success of a motion picture is dependent on its domestic theatrical performance, which is a key factor in predicting revenue from other distribution channels and is largely determined by (i) our ability to produce content and develop stories and characters that appeal to a broad audience and (ii) the effective marketing of the motion picture. If we are unable to accurately judge audience acceptance of our film content or to have the film effectively marketed, the commercial success of the film will be in doubt, which could result in costs not being recouped or anticipated profits not being realized. Moreover, we cannot assure you that any particular feature film will generate enough revenue to offset its distribution and marketing costs, in which case we would not receive any gross receipts for such film from DreamWorks Studios. In the past, some of our films have not recovered, after recoupment of marketing and distribution costs, their production costs in an acceptable timeframe or at all. For example, in 2003 we released our final primarily hand-drawn animated feature film, Sinbad: Legend of the Seven Seas, which we estimate will not generate sufficient revenue over its first 10 years in distribution to fully recover, after recoupment of marketing and distribution costs, its production costs.

Our business is dependent upon the success of a limited number of releases each year and the commercial failure of any one of them could have a material adverse effect on our business.

      We expect to theatrically release a limited number of animated feature films per year for the foreseeable future. The commercial failure of just one of these films can have a significant adverse impact on our results of operations in both the year of release and in the future. For example, for the remainder of 2004 and into 2005, we will be dependent on the continuing success of Shrek 2 and the success of Shark Tale. Historically, there has been a close correlation between domestic box office success and international box office, home video and television success, such that feature films that are successful in the domestic theatrical market are generally also successful in the international theatrical, home video and television markets. Because of this close correlation, we believe that Shrek 2, which has been very successful in the domestic and international theatrical markets, will also strongly perform in the home video and television markets, although there is no way to guarantee such results. Our success in 2004 and 2005 also significantly depends on audience acceptance of Shark Tale, which is scheduled to be released in the domestic theatrical market on October 1, 2004. If Shark Tale fails to achieve domestic box office success, because of the close correlation mentioned above, its international box office and home video success will be in doubt, and our business, results of operations and financial condition could be adversely affected in 2005 and beyond. Further, we cannot assure you that the historical correlation between domestic box office results and international box office and home video results will continue in the future. In addition, the limited number of films that we release in a year magnifies fluctuations in our earnings. Therefore, our reported results at quarter and year end may be skewed based on the release dates of our films, which could result in volatility in the price of our Class A common stock.

Our operating results fluctuate significantly.

      We continue to expect significant fluctuations in our future quarterly and annual operating results because of a variety of factors, including the following:

•	the success of our feature films;

•	the timing of the domestic and international theatrical releases and home video release of our feature films; and

•	DreamWorks Studios’ costs to distribute and market our feature films under the Distribution Agreement.

      We also expect that our operating results will be affected by the terms of the Distribution Agreement. Under the Distribution Agreement, film revenue will be used by DreamWorks Studios to recover (i) the distribution and marketing expenses it incurs for the film and (ii) to cover its distribution fee relating to these markets before we recognize any revenue for that film. Accordingly, we expect to recognize significantly less revenue from a film in the period of that film’s theatrical release than we would absent the Distribution Agreement. Furthermore, in the event that the Distribution Agreement were terminated, depending on the arrangement that we negotiate with a replacement distributor, we could be required to directly incur distribution and marketing expenses related to our films, which under the Distribution Agreement are incurred by DreamWorks Studios. Because we would expense those costs as incurred, further significant fluctuations in our operating results could result.

      In response to these fluctuations, the market price of our common stock could decrease significantly in spite of our operating performance.

We principally operate in one business, the production of CG animated feature films, and our lack of a diversified business could adversely affect us.

      Unlike most of the major studios, which are part of large diversified corporate groups with a variety of other operations, we depend primarily on the success of our feature films. For example, unlike us, many of the major studios are part of corporate groups that include television networks and cable channels that can provide stable sources of earnings and cash flows that offset fluctuations in the financial performance of their feature films. Substantially all of our revenue is derived from a single source — our CG animated feature films — and our lack of a diversified business model could adversely affect us if our films fail to perform to our expectations.

Animated films are expensive to produce and the uncertainties inherent in their production could result in the expenditure of significant amounts on films that are canceled or significantly delayed.

      The production, completion and distribution of animated feature films are subject to a number of uncertainties, including delays and increased expenditures due to creative problems, technical difficulties, talent availability, accidents, natural disasters or other events beyond our control. Because of these uncertainties, the projected costs of an animated feature film at the time it is set for production may increase, the date of completion may be substantially delayed or the film may be abandoned due to the exigencies of production. Delays in production may also result in a film not being ready for release at the intended time and postponement to a potentially less favorable time, which could result in lower gross receipts for that film. In extreme cases, a film in production may be abandoned or significantly modified (including as a result of creative changes) after substantial amounts have been spent, causing the write-off of expenses incurred with respect to the film. This was the case in 2003 when we wrote-off a significant amount of expenses that we had incurred for two of our animated films.

Animated films typically take longer to produce than live-action films, which increases the uncertainties inherent in their production and distribution.

      Animated feature films typically take three to four years to produce after the initial development stage, as opposed to an average of twelve to eighteen months for live-action films. The additional time that it takes to produce and release an animated feature film increases the risk that our films in production will fall out of favor with target audiences and that competing films will be released in advance of or concurrently with ours, either of which risks could reduce the demand for, or popular appeal of, our films.

The production and marketing of CG animated feature films is capital intensive and our capacity to generate cash from our films may be insufficient to meet our anticipated cash requirements.

      The costs to develop, produce and market a film are substantial and some of our competitors have more capital and greater resources than we and DreamWorks Studios have. In 2004, for example, we expect to spend approximately $325 million to fund production costs of our feature films, to make contingent compensation and residual payments and to fund technology capital expenditures. In addition, historically, we made substantial expenditures on distribution and marketing costs, which, in the future, will be incurred by DreamWorks Studios under the Distribution Agreement. Although we retain the right to exploit each of the nine films that we have previously released, the size of our film collection is insubstantial compared to the film libraries of the major movie studios, which typically have the ability to exploit hundreds of library titles. Library titles can provide a stable source of earnings and cash flows that offset fluctuations in the financial performance of newly released films. Many of the major studios use these cash flows, as well as cash flows from their other businesses, to finance the production and marketing of new feature films. We will not be able to rely on such cash flows and will be required to fund our films in development and production and other commitments with cash retained from operations and the proceeds of films that are generating revenue from theatrical, home video and ancillary markets. If our films fail to perform, we may be forced to seek substantial sources of outside financing. Such financing may not be available in sufficient amounts for us to continue to make substantial investments in the production of new CG animated feature films or may be available only on terms that are disadvantageous to us, either of which could have a material adverse effect on our growth or our business.

The costs of producing and marketing feature films have steadily increased and may increase in the future, which may make it more difficult for a film to generate a profit or compete against other films.

      The production and marketing of theatrical feature films requires substantial capital and the costs of producing and marketing feature films have generally increased in recent years. According to the MPAA, the average negative cost of a motion picture produced by a major studio, which includes all costs associated with creating a feature film, including production costs, allocated studio overhead and capitalized interest, but excludes abandoned project costs, has grown at a compound annual growth rate of 7.9% — from $29.9 million in 1993 to $63.8 million in 2003 — and the average domestic marketing costs (which includes prints and advertising costs) per picture has grown at a compound annual growth rate of 10.7% over the same period — from $14.1 million in 1993 to $39.1 million in 2003. Although these growth rates include the costs of both live-action and animated films, they are indicative of the cost trend for motion pictures generally. These costs may continue to increase in the future, which may make it more difficult for our films to generate a profit or compete against other films. Historically, production costs and marketing costs have risen at a rate faster than increases in either domestic admissions to movie theaters or admission ticket prices. A continuation of this trend would leave us more dependent on other media, such as home video, television, international markets and new media for revenue.

We compete for audiences based on a number of factors, many of which are beyond our control.

      Despite a general increase in movie theater attendance, the number of animated and live-action feature films released by competitors, particularly the major U.S. motion picture studios, may create an oversupply of product in the market, and may make it more difficult for our films to succeed. In particular, we compete directly against other animated films and family oriented live-action films. Oversupply of such products may become most pronounced during peak release times, such as school holidays, national holidays and the summer release season, when theater attendance has traditionally been highest. Although we seek to release our films during peak release times, we cannot guarantee that we will be able to release all of our films during those times and, therefore, may miss potentially higher gross box-office receipts. In addition, a substantial majority of the motion picture screens in the U.S. typically are committed at any one time to only 10 to 15 films distributed nationally by major studio distributors. If our competitors were to increase the number of films available for distribution and the number of exhibition screens remained static, it could be more difficult for us to release our films during optimal release periods.

The market for CG animated films is relatively new, and the entrance of additional film studios into the CG animated film market could adversely affect our business in several ways.

      CG animation is a relatively new form of animation that has been successfully exploited by a limited number of movie studios since the first CG animated feature film, Toy Story, was released by Pixar in 1995. Because there are currently only a few studios capable of producing CG animated feature films, there are a limited number of CG animated feature films in the market each year, a fact that may enhance their popular appeal. If additional studios were to enter the CG animated film market and increase the number of CG animated films released per year, the popularity of the CG animation technique could suffer. Although we have developed proprietary technology, experience and know-how in the CG animation field that we believe provide us with significant advantages over new entrants in the CG animated film market, there are no substantial technological barriers to entry that would prevent other film studios from entering the field, and both Sony and Lucasfilm Ltd. have recently announced plans to do so. Furthermore, advances in technology may substantially decrease the time that it takes to produce a CG animated feature film, which could result in a significant number of new CG animated films or products. The entrance of additional animation companies into the CG animated feature film market could adversely impact us by eroding our market share, increasing the competition for CG animated film audiences and increasing the competition for, and cost of, hiring and retaining talented employees, particularly CG animators and technical staff.

Our success depends on certain key employees.

      Our success greatly depends on our employees. In particular, we are dependent upon the services of Jeffrey Katzenberg. We do not maintain key person life insurance for any of our employees. We will have employment agreements with Mr. Katzenberg and with all of our top executive officers and production executives. However, although it is standard in the motion picture industry to rely on employment agreements as a method of retaining the services of key employees, these agreements cannot assure us of the continued services of such employees. The loss of the services of Mr. Katzenberg or a substantial group of key employees could have a material adverse effect on our business, operating results or financial condition.

Our scheduled releases of CG animated feature films will place a significant strain on our resources.

      We have established multiple creative and production teams so that we can simultaneously produce more than one CG animated feature film. As of July 2004, we have released three CG animated feature films and five non-CG animated feature films and have limited experience sustaining the ability to produce and release more than one CG animated feature film at the same time. Due to the strain on our personnel from the effort required to produce a film and the time required for creative development of future films, it is possible that we will be unable to consistently release two CG animated feature films per year. In the past, we have been required, and may continue to be required, to expand our employee base, increase capital expenditures and procure additional resources and facilities in order to accomplish the scheduled releases of our animated feature films. This growth and expansion has placed, and continues to place, a significant strain on our resources. We cannot provide any assurances that any of our animated feature films will be released as targeted or that this strain on resources will not have a material adverse effect on our business, financial condition or results of operations.

We are dependent on DreamWorks Studios and others for the distribution and promotion of our feature films and related products.

      We expect to enter into the Distribution Agreement with DreamWorks Studios prior to the consummation of this offering, pursuant to which DreamWorks Studios will be responsible, with some exceptions, for the worldwide distribution of all of our films in all media. For a description of the terms of the Distribution Agreement, see “Related Party Agreements — Distribution Agreement.” Although the Distribution Agreement will obligate DreamWorks Studios to distribute our films, DreamWorks Studios will be able to terminate the agreement upon the occurrence of certain events of default. If DreamWorks Studios terminates the Distribution Agreement or fails to perform under the agreement or the Distribution Agreement is otherwise terminated (including as a result of DreamWorks Studios ceasing to be engaged in the motion picture distribution business), we cannot assure you that we will be able to find a replacement distributor on terms as favorable as those in the Distribution Agreement.

      DreamWorks Studios currently distributes, and we expect will continue to distribute, our motion pictures in international theatrical markets through distribution agreements with Universal Studios, CJ Entertainment (in Korea and the People’s Republic of China) and Kadokawa Entertainment (in Japan). In addition, DreamWorks Studios has engaged Universal Studios to be our worldwide principal fulfillment services provider for our home videos, excluding only Japan and Korea. We are therefore dependent on the ability of each of these companies to exploit our feature films in the territories in which they distribute them and any termination of these agreements could adversely affect DreamWorks Studios’ ability to distribute our films. In addition, if Universal Studios, CJ Entertainment or Kadokawa Entertainment were to experience financial difficulty or file for bankruptcy, our revenue could be substantially reduced with respect to the films in distribution.

DreamWorks Studios provides a number of services to us pursuant to the Services Agreement. If the Services Agreement were terminated, we would be required to replace those services on terms that may be less favorable to us.

      Under the terms of a Services Agreement that we expect to enter into with DreamWorks Studios prior to the consummation of this offering, DreamWorks Studios will provide to us certain accounting, insurance administration, information systems management, tax, payroll, legal, human resources administration, procurement and other general support services. DreamWorks Studios will charge us so that it generally recovers the direct costs of providing these services, plus all out-of-pocket costs and expenses. While our historical financial statements reflect our allocated costs of many of these services, neither the historical financial statements nor the pro forma financial statements necessarily reflect what the costs of these services will be in the future. If the Services Agreement is terminated, DreamWorks Studios will no longer be obligated to provide these services to us, and we will be required to either enter a new agreement with DreamWorks Studios or another services provider or assume the responsibility for these functions ourselves. If we were to enter a new agreement with DreamWorks Studios, hire a new services provider or assume these services ourselves, the economic terms of the new arrangement may be less favorable than our current arrangement with DreamWorks Studios, which may adversely affect our business, financial condition or results of operations.

If DreamWorks Studios were to experience financial difficulty or file for bankruptcy, our business, results of operations and financial conditions could be materially adversely affected.

      Under the terms of the Distribution Agreement, DreamWorks Studios is entitled to collect all amounts relating to our films from the various distribution channels — including from domestic theatrical exhibitors, international sub-distributors, domestic and international home video services providers and television licensees. DreamWorks Studios is obligated to remit the amounts that it collects to us after it has deducted its distribution fee and distribution and marketing costs. If DreamWorks Studios were to default in its obligations to pay us these amounts, our revenue with respect to films in distribution at that time could be substantially reduced. Moreover, because we rely on DreamWorks Studios’ relationships and agreements with its sub-distributors, home video fulfillment services providers and licensees, if DreamWorks Studios were to experience financial difficulty or file for bankruptcy, we could lose the benefit of some of those relationships and agreements. In addition, DreamWorks Studios is responsible for the costs of marketing our films in substantially all media and markets. If DreamWorks Studios were to experience financial difficulty or file for bankruptcy, DreamWorks Studios may not have sufficient resources to market our films as effectively as the major studios market their films, which could adversely affect our revenue. In addition, pursuant to the terms of the Services Agreement we expect to enter into with DreamWorks Studios, we will rely on DreamWorks Studios for specified services and will share expenses relating to some of these services. If DreamWorks Studios were not able to pay its share of these expenses, or ceased to provide these services, we may be required to absorb a greater portion of these expenses or obtain them from other sources, which could be more costly. Accordingly, if DreamWorks Studios were to experience financial difficulty or file for bankruptcy, our business, results of operations and financial conditions could be materially adversely affected.

We face risks relating to the international distribution of our films and related products.

      Because we have historically derived approximately one-third of our revenue from the exploitation of our films in territories outside of the United States, our business is subject to risks inherent in international trade, many of which are beyond our control. These risks include:

•	laws and policies affecting trade, investment and taxes, including laws and policies relating to the repatriation of funds and withholding taxes, and changes in these laws;

•	differing cultural tastes and attitudes, including varied censorship laws;

•	differing degrees of protection for intellectual property;

•	financial instability and increased market concentration of buyers in foreign television markets, including in European pay television markets;

•	the instability of foreign economies and governments;

•	fluctuating foreign exchange rates; and

•	war and acts of terrorism.

Piracy of motion pictures, including digital and Internet piracy, may decrease revenue received from the exploitation of our films.

      Motion picture piracy is extensive in many parts of the world and is made easier by technological advances and the conversion of motion pictures into digital formats, which facilitates the creation, transmission and sharing of high quality unauthorized copies of motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view through set top boxes and other devices and through unlicensed broadcasts on free TV and the Internet. The proliferation of unauthorized copies and piracy of these products has an adverse affect on our business because these products reduce the revenue we receive from our legitimate products. Under the Distribution Agreement, DreamWorks Studios is primarily responsible for enforcing our intellectual property rights with respect to all of our films subject to the Distribution Agreement and is required to maintain security and anti-piracy measures consistent with the highest levels it maintains for its own motion pictures. Other than the remedies we have in the Distribution Agreement, we have no way of requiring DreamWorks Studios to take any anti-piracy actions, and DreamWorks Studios’ failure to take such actions may result in our having to undertake such measures ourselves, which could result in significant expenses and losses of indeterminate amounts of revenue. Even if applied, there can be no assurance that the highest levels of security and anti-piracy measures will prevent piracy.

      Unauthorized copying and piracy are prevalent in territories outside of the U.S., Canada and Western Europe and in countries where we may have difficulty enforcing our intellectual property rights. The MPAA, the American Motion Picture Marketing Association and American Motion Picture Export Association monitor the progress and efforts made by various countries to limit or prevent piracy. In the past, some of these trade associations have enacted voluntary embargoes on motion picture exports to certain countries in order to pressure the governments of those countries to become more aggressive in preventing motion picture piracy. In addition, the U.S. government has publicly considered implementing trade sanctions against specific countries that, in the opinion of the U.S. government, do not make appropriate efforts to prevent copyright infringements of U.S. produced motion pictures. There can be no assurance, however, that voluntary industry embargoes or U.S. government trade sanctions will be enacted or, if enacted, effective. If enacted, such actions could impact the amount of revenue that we realize from the international exploitation of motion pictures depending upon the countries subject to such action and the duration and effectiveness of such action. If not enacted or if other measures are not taken, we may lose an indeterminate amount of additional revenue as a result of motion picture piracy.

We cannot predict the effect that rapid technological change or alternative forms of entertainment may have on us or the motion picture industry.

      The entertainment industry in general, and the motion picture industry in particular, continue to undergo significant changes, primarily due to technological developments. Due to rapid growth of technology and shifting consumer tastes, we cannot accurately predict the overall effect that technological growth or the availability of alternative forms of entertainment may have on the potential revenue from and profitability of our animated feature films. In addition, certain outlets for the distribution of motion pictures may not obtain the public acceptance that is or was previously predicted. For example, while we have benefited from the rapid growth in the digital versatile disk, or DVD market, we cannot assure that such growth will continue, or that other developing distribution channels, such as video-on-demand, will be accepted by the public or that, if they are accepted by the public, that we will be successful in exploiting such channels. Moreover, to the extent that other distribution channels gain popular acceptance, it is possible that demand for existing delivery channels, such as DVDs, will decrease. If we are unable to exploit new delivery channels to the same extent that we have exploited existing channels, our business, results of operations or financial condition could be materially adversely affected.

We have not operated as an independent company, and we do business in a relatively new industry, each of which makes it more difficult to predict whether our business model is sound.

      Prior to the consummation of this offering, we will have been a business division of DreamWorks Studios. Accordingly, we have no experience operating as an independent company implementing our own business model and an evaluation of our prospects is difficult to make, particularly in light of the fact that CG animation constitutes a relatively new form of animated filmmaking and has been successfully exploited since only 1995. Our prospects must be considered in light of the risks, expenses and difficulties encountered by companies in the early stages of independent business operations, particularly companies in highly competitive markets. To address these risks, we must, among other things, respond to changes in the competitive environment, continue to attract, retain and motivate qualified persons and continue to upgrade our technologies. We cannot provide any assurances that we will be successful in addressing such risks.

Our historical and pro forma financial information may not be indicative of our results as a separate company.

      Our historical financial information presented in this document does not reflect what our results of operations, financial condition and cash flows would have been had we been a separate, stand-alone entity pursuing independent strategies during the periods presented. For example, our historical combined financial statements do not reflect what our results of operations, financial condition or cash flows would have been had the Distribution Agreement been in place for all periods presented. In addition, our historical financial information does not reflect what our results of operations, financial condition and cash flows would have been had we shifted to our current business model of primarily producing CG animated films at an earlier date. Furthermore, our pro forma combined financial statements do not necessarily reflect what our results of operations would have been had we been a stand-alone company operating under the Distribution Agreement in all periods. As a result, our historical and pro forma financial information is not necessarily indicative of our future results of operations, financial condition or cash flows.

We could be adversely affected by strikes and other union activity.

      Along with the major U.S. film studios, we employ members of the International Alliance of Theatrical and Stage Employees, or IATSE, on many of our productions. We are subject to a collective bargaining agreement with the IATSE that expires in August 2006. We are also subject to a collective bargaining agreement with Local 839 of IATSE. We also employ members of the Screen Actors Guild, or SAG, and we have signed an industry-wide collective bargaining agreement with SAG that expires on June 30, 2005. We may also become subject to additional collective bargaining agreements. A strike by one or more of the unions that provide personnel essential to the production of our feature films could delay or halt our ongoing production activities. Such a halt or delay, depending on the length of time involved, could cause the delay of the release date of our feature films and thereby could adversely affect the revenue that the film generates.

To be successful, we must continue to attract and retain qualified personnel and our inability to do so would adversely affect the quality of our films.

      Our success continues to depend to a significant extent on our ability to identify, attract, hire, train and retain qualified creative, technical and managerial personnel. Competition for the caliber of talent required to make our films, particularly for our film directors, producers, animators, creative and technology personnel, will continue to intensify as other studios build their in-house CG animation or special effects capabilities. For example, Lucasfilm Ltd. has announced its intent to make CG animated feature films and Sony has announced that it is producing its first CG animated feature film. In addition, we believe Disney has begun to focus more heavily on CG animated feature films. The entrance of additional film studios into the CG animated film industry will increase the demand for the limited number of talented CG animators and programmers. There can be no assurance that we will be successful in identifying, attracting, hiring, training and retaining such qualified personnel in the future. If we were unable to hire and retain qualified personnel in the future, particularly film directors, producers, animators, creative personnel and technical directors, there could be a material adverse effect on our business, operating results or financial condition.

We depend on technology and computer systems for the timely and successful development of our animated feature films and related products.

      Because we are dependent upon a large number of software applications and computers for the development and production of our animated feature films, an error or defect in the software, a failure in the hardware, a failure of our backup facilities or a delay in delivery of products and services could result in significantly increased production costs for a feature film. Moreover, if a software or hardware problem is significant enough, it could result in delays in one or more productions, which in turn could result in potentially significant delays in the release dates of our feature films or affect our ability to complete the production of a feature film. Significant delays in production and significant delays in release dates, as well as the failure to complete a production, could have a material adverse effect on our results of operations. In addition, because we seek to make cutting edge CG animated films, we must ensure that our production environment integrates the latest CG animation tools and techniques developed in the industry. To accomplish this, we can either develop these capabilities by upgrading our proprietary software, which can result in substantial research and development costs, or we can seek to purchase third-party licenses, which can also result in significant expenditures. In the event we seek to obtain third-party licenses, we cannot guarantee that they will be available or, once obtained, will continue to be available on commercially reasonable terms, or at all.

Our revenue may be adversely affected if we fail to protect our proprietary technology or enhance or develop new technology.

      We depend on our proprietary technology to develop and produce our CG animated feature films. We rely on a combination of patents, copyright and trade secret protection and nondisclosure agreements to establish and protect our proprietary rights. We currently have five patents in force and 11 patent applications pending in the United States. We cannot provide any assurances that patents will issue from any of these pending applications or that, if patents do issue, any claims allowed will be sufficiently broad to protect our technology or that they will not be challenged, invalidated or circumvented. In addition, we also rely on third-party software to produce our films, which is readily available to others. Failure of our patents, copyrights and trade secret protection, non-disclosure agreements and other measures to provide protection of our technology and the availability of third-party software may make it easier for our competitors to obtain technology equivalent to or superior to our technology. If our competitors develop or license technology that is superior to ours or that makes our technology obsolete, our films could become uneconomical to make. In such a case, we may be required to incur significant costs to enhance or acquire new technology so that our feature films remain competitive. We cannot assure you that such costs would not have a material adverse affect on our business, financial condition or results of operations.

      In addition, we may be required to litigate in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition or results of operations.

Third-party technology licenses may not continue to be available to us in the future.

      In addition to our proprietary technology, we also rely on certain technology that we license from third-parties, including software that we use with our proprietary software. We cannot provide any assurances that these third-party technology licenses will continue to be available to us on commercially reasonable terms or at all. The loss of, or inability to maintain any of these technology licenses, or our inability to complete a given feature film, could result in delays in feature film releases until equivalent technology could be identified, licensed and integrated. Any such delays or failures in feature film releases could materially adversely affect our business, financial condition or results of operations.

Others may assert intellectual property infringement claims against us.

      One of the risks of the CG animated film production business is the possibility of claims that our productions and production techniques misappropriate or infringe the intellectual property rights of third-parties with respect to their technology and software, previously developed films, stories, characters, other entertainment or intellectual property. We have received, and are likely to receive in the future, claims of infringement of other parties’ proprietary rights. There can be no assurance that infringement or misappropriation claims (or claims for indemnification resulting from such claims) will not be asserted or prosecuted against us, or that any assertions or prosecutions will not materially adversely affect our business, financial condition or results of operations. Irrespective of the validity or the successful assertion of such claims, we would incur significant costs and diversion of resources with respect to the defense thereof, which could have a material adverse effect on our business, financial condition or results of operations. If any claims or actions are asserted against us, we may seek to obtain a license of a third-party’s intellectual property rights. We cannot provide any assurances, however, that under such circumstances a license would be available on reasonable terms or at all.

Forecasting film revenue and associated gross profits from our feature films prior to release is extremely difficult and may result in significant write-offs.

      We are required to amortize capitalized film production costs over the expected revenue streams as we recognize revenue from the associated films. The amount of film production costs that will be amortized each quarter depends on how much future revenue we expect to receive from each film. Unamortized film production costs are evaluated for impairment each reporting period on a film-by-film basis. If estimated remaining revenue is not sufficient to recover the unamortized film production costs, the unamortized film production costs will be written down to fair value. In any given quarter, if we lower our previous forecast with respect to total anticipated revenue from any individual feature film, we would be required to accelerate amortization of related film costs. Such accelerated amortization would adversely impact our business, operating results and financial condition. In addition, we base our estimates of revenue on information supplied to us from DreamWorks Studios and other sources. If the information is not provided in a timely manner or is incorrect, the amount of revenue and related expenses that we recognize from our animated feature films and related products could be wrong, which could result in fluctuations in our earnings.

Risks Related to Investing in Our Stock

No market currently exists for our common stock. We cannot assure you that an active trading market will develop for our Class A common stock.

      Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on                     or otherwise or how liquid that market might become. The initial public offering price for the shares of our Class A common stock is or will be determined by negotiations between us, the selling stockholders and the underwriters and may not be indicative of prices that will prevail in the open market following this offering.

If our stock price fluctuates after this offering, you could lose a significant part of your investment.

      The market price of our stock may be influenced by many factors, some of which are beyond our control, including those described above under “— Risks Related to Our Business” and the following:

•	the failure of securities analysts to cover our Class A common stock after this offering or changes in financial estimates by analysts;

•	announcements by us or our competitors of significant contracts, productions, acquisitions, or capital commitments;

•	variations in quarterly operating results;

•	general economic conditions;

•	terrorist acts;

•	future sales of our common stock; and

•	investor perception of us and the filmmaking industry.

      As a result of these factors, investors in our Class A common stock may not be able to resell their shares at or above the initial offering price. In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated to and disproportionate to the operating performance of movie studios. These broad market and industry factors may materially reduce the market price of our Class A common stock, regardless of our operating performance.

We have agreed to effect one or more secondary follow-on offerings of our Class A common stock after this offering. Sales of our Class A common stock in such follow-on offerings may cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

      In connection with our separation from DreamWorks Studios, DreamWorks Studios and its members will receive shares of our common stock. Vulcan, entities controlled by Steven Spielberg, Jeffrey Katzenberg and David Geffen and all other members of DreamWorks Studios who so elect will contribute their shares of our common stock (other than one share of Class C common stock that will be held by Vulcan directly) not sold in this offering to Holdco. In connection with the establishment of Holdco, we have agreed that Jeffrey Katzenberg and David Geffen (or entities controlled by them), acting together, or Vulcan may select the timing of one follow-on secondary offering of Class A common stock from the common stock held by Holdco, which must occur during the period beginning six months after this offering and ending on May 31, 2006. DreamWorks Studios’ members that elect to contribute their shares to Holdco will be entitled to receive a minimum of $           million of net cash proceeds from a combination of sales of secondary shares in this offering and sales of shares in the follow-on secondary offering, subject in the case of entities controlled by Steven Spielberg, Jeffrey Katzenberg and David Geffen, to the 365 day lock-up described in the following risk factor.

      If the DreamWorks Studios members participating in this offering and the follow-on offering have not received a minimum of $           million of net cash proceeds from a combination of sales of secondary shares in this offering and the follow-on offering prior to May 31, 2006, Vulcan will have the ability to initiate an additional follow-on offering during the 18-month period beginning May 31, 2006. See “Related Party Agreements — Escrow and Distribution Arrangement.”

      These follow-on offerings may cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

Shares eligible for future sale may cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

      The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock in the market after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

      After the consummation of this offering, there will be                shares of our Class A common stock (               shares if the underwriters exercise their over-allotment option in full),                shares of our Class B common stock and one share of our Class C common stock outstanding. The shares of Class B common stock and Class C common stock are convertible into Class A common stock on a one-for-one basis. The                shares of Class A common stock sold in this offering (               shares if the underwriters exercise their over-allotment option in full) will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended, by persons other than our affiliates within the meaning of Rule 144 under the Securities Act.

      In addition to the follow-on secondary offering described in the previous risk factor, following the distribution of shares by Holdco to certain members of DreamWorks Studios, each of Steven Spielberg, Jeffrey Katzenberg, David Geffen and Vulcan or entities controlled by them or their permitted transferees will, subject to the lock-up described below, be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the Securities and Exchange Commission (the “SEC”). Each of Steven Spielberg, Jeffrey Katzenberg, David Geffen, DreamWorks Studios, Vulcan, certain other stockholders, entities controlled by them and certain of their permitted transferees will also have the right to cause us to register the sale of shares of Class A common stock beneficially owned by them. In addition, DreamWorks Studios and each of our stockholders that is a member of DreamWorks Studios on the closing date will have the right to include shares of Class A common stock beneficially owned by them (including the Class A common stock into which our Class B and Class C common stock is convertible) in certain future registration statements relating to our securities. If any of Steven Spielberg, Jeffrey Katzenberg, David Geffen, DreamWorks Studios, Holdco, Vulcan, entities controlled by them or their respective permitted transferees were to sell a large number of their shares, including in the follow-on secondary offering described above, the market price of our Class A common stock could decline significantly. In addition, the perception in the public markets that sales by them might occur could also adversely affect the market price of our Class A common stock.

      Entities controlled by (or estate planning vehicles of) Steven Spielberg, Jeffrey Katzenberg and David Geffen have agreed to a lock-up period, meaning that they and their permitted transferees may not sell any of their shares without the prior consent of the underwriters of this offering for 365 days after the date of this prospectus. Each of DreamWorks Studios, certain of its members, Holdco and Vulcan have agreed to a minimum 180 day lock-up period with the underwriters. In addition to these lock-up agreements, sales of our Class A common stock will also be restricted by lock-up agreements for a minimum of 180 days that we, our directors, executive officers and certain of our employees will enter into with the underwriters. These lock-up agreements will restrict us and these shareholders, subject to specified exceptions, from selling or otherwise disposing of any shares for a minimum period of 180 days after the date of this prospectus without the prior consent of the underwriters. Although there is no present intention to do so, the underwriters may, in their sole discretion and without notice, release all or any portion of the shares from the restrictions in any of the lock-up agreements described above. In addition to the lock-up agreements described above, Vulcan and entities controlled by Steven Spielberg, Jeffrey Katzenberg and David Geffen will agree to certain trading and hedging limitations until the release of shares by Holdco.

      In addition, we expect DreamWorks Studios to pledge approximately                shares of our Class B common stock as security for its obligations under its revolving credit agreement. Under certain circumstances following an event of default by DreamWorks Studios under that revolving credit agreement, the lenders will be entitled to take possession of the pledged shares of common stock (after converting any pledged Class B common stock into Class A common stock) and sell them in the open market, subject to applicable bankruptcy, securities and other laws, as well as any applicable lock-up agreements.

      Also, in the future, we may issue our securities in connection with investments and acquisitions. The amount of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding common stock.

A few significant stockholders control the direction of our business. The concentrated ownership of our common stock and certain corporate governance arrangements will prevent you and other stockholders from influencing significant corporate decisions.

      Following completion of this offering:

•	DreamWorks Studios will own % of the outstanding shares of our Class B common stock (over which Jeffrey Katzenberg and David Geffen will have voting control), which represents % of our common equity and % of the total voting power of our common stock, or % of our common equity and % of the total voting power of our common stock if the underwriters exercise their over-allotment option in full; and

•	Holdco, which will be controlled by Jeffrey Katzenberg and David Geffen or entities controlled by them (subject to certain approval rights of Holdco’s limited partners), will own % of the outstanding shares of our Class B common stock (over which Jeffrey Katzenberg and David Geffen or entities controlled by them will have voting control, except in the case of a class vote of the Class A common stock), which represents % of our common equity and % of the total voting power of our common stock, or % of our common equity and % of the total voting power of our common stock if the underwriters exercise their over-allotment option in full.

      Accordingly, Jeffrey Katzenberg and David Geffen or entities controlled by them generally will have the collective ability to control all matters requiring stockholder approval, including the nomination and election of directors (other than the director elected by Vulcan as the holder of Class C common stock), the determination of our corporate and management policies and the determination, without the consent of our other stockholders, of the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. In addition, the disproportionate voting rights of the Class B common stock relative to the Class A common stock and the Class C common stock may make us a less attractive takeover target.

The interests of our controlling and significant stockholders may conflict with the interests of our other stockholders.

      We cannot assure you that the interests of Jeffrey Katzenberg, David Geffen, Steven Spielberg, DreamWorks Studios and Vulcan, or entities controlled by them, will coincide with the interests of the holders of our Class A common stock. For example, Jeffrey Katzenberg and David Geffen, or entities controlled by them, could cause us to make acquisitions that increase the amount of our indebtedness or outstanding shares of common stock or sell revenue-generating assets. Additionally, DreamWorks Studios and Steven Spielberg are in the business of making movies and derivative products and may, from time to time, compete directly or indirectly with us or prevent us from taking advantage of corporate opportunities. Jeffrey Katzenberg, Steven Spielberg, David Geffen and DreamWorks Studios may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Our restated certificate of incorporation provides for the allocation of corporate opportunities between us, on the one hand, and DreamWorks Studios and certain of its affiliates, on the other hand, which could prevent us from taking advantage of certain corporate opportunities. See “Description of Capital Stock — Corporate Opportunities.” So long as Jeffrey Katzenberg, David Geffen, or entities controlled by them, and DreamWorks Studios continue to collectively own shares of our Class B common stock with significant voting power, Jeffrey Katzenberg and David Geffen, or entities controlled by them, will continue to collectively be able to strongly influence or effectively control our decisions.

      Under certain circumstances, Jeffrey Katzenberg and David Geffen, or entities controlled by them, could cease to have a majority of the voting control of our common stock, in which case other significant stockholders may be able to strongly influence or effectively control our decisions.

      Additionally, we expect to enter into a tax agreement with Vulcan in connection with our separation from DreamWorks Studios. We expect that as a result of certain transactions that Vulcan may engage in, future income taxes that we will be required to pay to various tax authorities may be reduced as a result of a partial increase in the tax basis of our tangible and intangible assets. We will be required to pay to Vulcan a portion of the amounts by which our income taxes are actually reduced, subject to repayment provisions if it is determined that these tax savings should not have been available to us. As a result, the interests of Vulcan and the holders of our Class A common stock could differ.

Public investors will experience immediate and substantial dilution as a result of this offering.

      Prior investors have paid substantially less per share for our common stock than the assumed initial public offering price in this offering. Accordingly, if you purchase common stock in this offering, you will experience immediate and substantial dilution of your investment. Based upon the issuance and sale of                million shares of common stock by us at an assumed initial public offering price of $   per share (the midpoint of the price range set forth on the cover page of this prospectus), you will incur immediate dilution of approximately $  in the net tangible book value per share if you purchase shares in this offering.

      We also have approximately               outstanding stock options to purchase common stock with exercise prices that are below the assumed initial public offering price of the common stock. To the extent that these options are exercised, there will be further dilution.

Anti-takeover provisions of our charter and by-laws, as well as Delaware law may reduce the likelihood of any potential change of control or unsolicited acquisition proposal that you might consider favorable.

      The anti-takeover provisions of Delaware law impose various impediments to the ability of a third-party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. Additionally, provisions of our charter and by-laws could deter, delay or prevent a third-party from acquiring us, even if doing so would benefit our stockholders. These provisions include:

•	the division of our capital stock into Class A common stock and Class C common stock, each entitled to one vote per share, and Class B common stock, entitled to 15 votes per share, all of which will initially be owned or controlled by Jeffrey Katzenberg, David Geffen, Holdco and DreamWorks Studios;

•	the right of the holder of Class C common stock (voting as a separate class) to elect one director;

•	the authority of the board to issue preferred stock with terms as the board may determine;

•	the prohibition of cumulative voting in the election of directors;

•	following such time as the outstanding shares of Class B common stock cease to represent a majority of the combined voting power of the voting stock, prohibition on stockholder action by written consent;

•	limitations on who may call special meetings of stockholders;

•	advance notice requirements for stockholder proposals;

•	following such time as the outstanding shares of Class B common stock cease to represent a majority of the combined voting power of the voting stock, super-majority voting requirements for stockholders to amend the by-laws; and

•	stockholder super-majority voting requirements to amend certain provisions of the charter.

FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate, management’s beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects under the headings “Prospectus Summary,” “Risk Factors,” “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words and similar expressions are intended to identify such forward looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements after we distribute this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

      We estimate that we will receive approximately $           million in net proceeds from this offering assuming an initial public offering price of $           per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses and assuming no exercise of the underwriters’ over-allotment option.

      We intend to retain approximately $175 million of the net proceeds of the Class A common stock offered by us for general corporate and working capital purposes, including possible acquisitions, joint ventures and investments. In addition, we will use the remaining net proceeds to repay all or a portion of the indebtedness that we intend to assume from DreamWorks Studios in connection with our separation, which we expect will be approximately $           million. We expect that the debt that we assume will have a maturity date of                      and bear an interest rate of                      basis points above LIBOR. We have no current agreements or commitments with respect to any potential acquisitions, joint ventures or investments.

      We will not receive any of the proceeds from the sale of shares of our Class A common stock by the selling stockholders.

DIVIDEND POLICY

      We currently intend to retain all our earnings to finance the growth and development of our business. We do not anticipate paying any dividends on our common stock in the foreseeable future. Any future change in our dividend policy will be made at the discretion of our board of directors and will depend on contractual restrictions contained in our credit facility or other agreements, our results of operations, earnings, capital requirements and other factors considered relevant by our board of directors.

DILUTION

      If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the net tangible book value per share of our common stock after this offering.

      Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock then outstanding. Our net tangible book value as of                     , 2004 was approximately $           million, or approximately $           per share based on            shares of common stock outstanding as of such date. After giving effect to our sale of shares of Class A common stock in this offering at the initial public offering price of $           per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and estimated offering expenses, our net tangible book value as of                     , 2004 would have been $          , or $           per share of common stock (assuming no exercise of the underwriters’ over-allotment option). This represents an immediate increase in the net tangible book value of $           per share to existing common stockholders and an immediate and substantial dilution of $           per share to new investors purchasing common stock in this offering. Tangible assets consist of trade receivables, receivables due from DreamWorks Studios, film inventories, property, plant and equipment and other tangible assets of $           million, which include non-trade receivables of $           million included in other current assets and investments of $           million included in other assets. The following table illustrates this dilution per share:

Assumed initial public offering price per share	$
Net tangible book value per share as of , 2004	$
Increase in net tangible book value per share attributable to this offering	$
Net tangible book value per share after giving effect to this offering	$
Dilution per share to new investors	$

      The foregoing discussion and tables assume no exercise of outstanding stock options. As of                     , 2004, there were options outstanding to purchase a total of            shares of our Class A common stock at a weighted average exercise price of $           per share. To the extent that any of these options are exercised, there may be further dilution to new investors.

CAPITALIZATION

      The following table sets forth, as of March 31, 2004, (a) our historical capitalization and (b) our pro forma as adjusted capitalization, which gives effect to our issuance and sale of                shares of Class A common stock offered hereby (at an assumed initial public offering price of $           per share, the midpoint of the range of the initial public offering price set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated expenses of the offering and assuming no exercise of the underwriters’ over-allotment option) and the application of the net proceeds of the offering as described under the heading “Use of Proceeds.”

	As of March 31, 2004

		Pro forma
	Historical	as Adjusted

	(In thousands)
Cash	$41	$
Obligations under capital leases	3,552
Debt allocated by DreamWorks Studios	380,062
Other debt	81,684
Stockholders’ and owner’s equity (deficiency)
Owner’s equity (deficiency)	(65,143)
Class A common stock, par value $.01 per share, shares authorized; shares issued and outstanding, pro forma as adjusted(1)	—
Class B common stock, par value $.01 per share, shares authorized; shares issued and outstanding, pro forma as adjusted	—
Class C common stock, par value $.01 per share, shares authorized; shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	—

Total stockholders’ and owner’s equity (deficiency)	(65,143)

Total capitalization	$400,196	$

(1)	Does not include (a) options issued under our 2004 Equity Compensation Plan for shares of Class A common stock with a weighted average exercise price of per share, and (b) shares of Class A common stock reserved for issuance under our 2004 Equity Compensation Plan under which options for shares of common stock will be issued on the date hereof at the offering price set forth on the cover page hereof.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

      The following unaudited pro forma financial information should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the notes to our combined financial statements included elsewhere in this prospectus. The unaudited pro forma combined statements of operation were prepared (i) as if the Distribution Agreement had become effective on January 1, 2003 and had been in effect in all periods since and (ii) as if we had been taxable as a corporation since January 1, 2003 in all periods presented.

      The pro forma adjustments are based upon available information and assumptions that we believe are reasonable and do not give effect to any transactions other than those mentioned above, including those contemplated by the Services Agreement. Please see the notes to our unaudited pro forma combined financial statements for a more detailed discussion of how the adjustments described above are presented in our pro forma combined financial statements.

      The primary result of giving pro forma effect to the Distribution Agreement as of January 1, 2003 is that we recognize revenue net of (i) DreamWorks Studios’ 8.0% distribution fee and (ii) the distribution and marketing costs that DreamWorks Studios incurs for our films. In all periods presented, this results in a substantial reduction to our revenue. In addition, our costs of revenue decline because we no longer incur distribution and marketing costs and third-party distribution and fulfillment services fees. Also, selling, general and administrative expenses are reduced because we are no longer allocated overhead costs related to DreamWorks Studios’ marketing and distribution departments.

      The pro forma effect of these adjustments is to decrease our net loss in the periods presented primarily due to timing differences. Over a longer time period, we believe our pro forma net loss would not have changed substantially from our historical net loss. As a result of the timing differences arising from giving effect to the Distribution Agreement, DreamWorks Studios generally will recoup in later periods the distribution and marketing costs incurred by it in earlier periods, thereby lowering our revenue and net income in later periods. In addition, although during the periods presented the pro forma distribution fee is approximately equal to or less than allocated overhead costs and third-party distribution and fulfillment services fees to be borne by DreamWorks Studios, over a longer period of time, DreamWorks Studios’ distribution fees (which will reduce our operating revenue) are expected to be higher than these allocated overhead costs and third-party distribution and fulfillment services fees.

      The pro forma effects of the Distribution Agreement also shift the timing of amortization of film inventory from period to period, although the total amount of film inventory amortized does not change. Under the Distribution Agreement, the revenue that we recognize from our films will be net of the distribution fee and the distribution and marketing costs that DreamWorks Studios incurs. Because amortization of film inventory is based on the ratio that current period actual revenue bears to estimated remaining unrecognized revenue, the pro forma reductions in revenue result in pro forma changes in film amortization for the periods presented.

      The unaudited pro forma combined financial statements also include a provision for pro forma income tax to reflect federal income taxes that we would have been required to pay had we been a taxable corporation since January 1, 2003. These pro forma federal income taxes are separate from and in addition to the foreign withholding taxes and state franchise taxes shown in our historical financial statements.

      The following unaudited pro forma combined financial statements have been derived from the combined financial statements included elsewhere in this prospectus and do not purport (i) to represent what our financial position and results of operations actually would have been had we been a stand-alone taxable corporation operating under the Distribution Agreement for the periods presented or (ii) to project our financial performance for any future period.

DREAMWORKS ANIMATION

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2003

	Historical	Adjustments		Pro Forma

	(In thousands)
Operating revenue	$295,574	$(127,705	)(1)	$167,869 (2)
Costs of revenue	438,313	(144,660	)(3)	293,653

Gross profit (loss)	(142,739)	16,955		(125,784)
Selling, general and administrative expenses	24,910	(12,633	)(4)	12,277

Operating income (loss)	(167,649)	29,588		(138,061)
Interest income (expense), net	(12,360)	—		(12,360)
Other income (expense), net	(4,730)	—		(4,730)

Total income (loss) before income taxes	(184,739)	29,588		(155,151)
Provision for income taxes	(1,839)	(447	)(5)	(2,286)

Income (loss) before cumulative effect of accounting change	(186,578)	29,141		(157,437)
Cumulative effect of accounting change	(2,522)	—		(2,522)

Net income (loss)	$(189,100)	$29,141		$(159,959)

(1)	Reflects the reduction in operating revenue that would have occurred had the Distribution Agreement been in effect as of January 1, 2003. Under the terms of the Distribution Agreement, DreamWorks Studios would have been entitled to retain a distribution fee equal to 8.0% of revenue (without deduction for any distribution and marketing costs or third-party distribution and fulfillment services fees) with respect to our films, or approximately $22.9 million. DreamWorks Studios would also have been entitled to recoup distribution and marketing costs out of this revenue in the amount of approximately $104.8 million.

(2)	Distribution and marketing costs for our films incurred prior to the effective date of the Distribution Agreement are reflected in costs of revenue in our historical financial statements for the year ended December 31, 2002. Had we given pro forma effect to the Distribution Agreement in 2002, these expenses, to the extent they would not have been recouped in 2002, would have reduced our pro forma operating revenue in 2003.

(3)	Reflects a reduction in distribution and marketing costs of approximately $142.0 million as these costs are borne by DreamWorks Studios under the terms of the Distribution Agreement. In addition, reflects the elimination of distribution and fulfillment services fees payable primarily to Universal Studios and CJ Entertainment, in the amount of approximately $9.9 million, as these costs are solely borne by DreamWorks Studios pursuant to the Distribution Agreement. These reductions are partially offset by an increase in production costs amortization of approximately $7.3 million as, under the individual-film-forecast-computation-method, the revenue that we would have recognized in this period would have represented a higher proportion of the total revenue that we would have estimated our released films to ultimately produce.

(4)	Reflects the elimination of allocated overhead costs that are primarily related to the salaries and benefits of employees in DreamWorks Studios’ distribution and marketing departments, as these costs will be solely borne by DreamWorks Studios pursuant to the Distribution Agreement.

(5)	Reflects additional federal and state income taxes that we would have been required to pay had we been a taxable corporation since January 1, 2003.

DREAMWORKS ANIMATION

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Three Months Ended March 31, 2004

	Historical	Adjustments		Pro Forma

	(In thousands)
Operating revenue	$40,814	$(28,514	)(1)	$12,300
Costs of revenue	45,478	(36,966	)(2)	8,512

Gross profit (loss)	(4,664)	8,452		3,788
Selling, general and administrative expenses	7,767	(3,697	)(3)	4,070

Operating income (loss)	(12,431)	12,149		(282)
Interest income (expense), net	(3,541)	—		(3,541)
Other income (expense), net	(9,646)	—		(9,646)

Total income (loss) before income taxes	(25,618)	12,149		(13,469)
Provision for income taxes	(303)	—	(4)	(303)

Net income (loss)	$(25,921)	$12,149		$(13,772)

(1)	Reflects the reduction in operating revenue that would have occurred had the Distribution Agreement been in effect as of January 1, 2003. Under the terms of the Distribution Agreement, DreamWorks Studios would have been entitled to retain a distribution fee equal to 8.0% of revenue (without deduction for any distribution and marketing costs or third-party distribution and fulfillment services fees) with respect to our films, or approximately $3.2 million. DreamWorks Studios would also have been entitled to recoup distribution and marketing costs out of this revenue in the amount of approximately $25.3 million.

(2)	Reflects a reduction in distribution and marketing costs of approximately $30.1 million, as these costs are borne by DreamWorks Studios under the terms of the Distribution Agreement. In addition, reflects the elimination of distribution and fulfillment services fees payable primarily to Universal Studios and CJ Entertainment, in the amount of approximately $1.7 million, as these costs are solely borne by DreamWorks Studios pursuant to the Distribution Agreement. In addition, reflects a decrease in production costs amortization of approximately $5.2 million as, under the individual-film-forecast-computation-method, the revenue that we would have recognized in this period would have represented a lower proportion of the total revenue that we would have estimated our released films to ultimately produce.

(3)	Reflects the elimination of allocated overhead costs that are primarily related to the salaries and benefits of employees in DreamWorks Studios’ distribution and marketing departments, as these costs will be solely borne by DreamWorks Studios pursuant to the Distribution Agreement.

(4)	Reflects federal and state income taxes that we would have been required to pay, if any, had we been a taxable corporation since January 1, 2003.

SELECTED FINANCIAL DATA

      The following table sets forth our selected financial information derived from our unaudited combined financial statements as of and for the years ended December 31, 1999 and 2000, the audited combined financial statements as of and for the years ended December 31, 2001, 2002 and 2003, and the unaudited combined financial statements for the three months ended March 31, 2003 and as of and for the three months ended March 31, 2004. The historical selected financial information may not be indicative of our future performance as a stand-alone company. The historical selected financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the combined financial statements and notes to our combined financial statements and the unaudited pro forma combined financial statements and notes to our unaudited pro forma combined financial statements included elsewhere in this prospectus.

Combined Statement of Operations Data

						Three Months Ended
	Year Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2003	2004

	(Unaudited)		(Audited)			(Unaudited)

	(In thousands)
Operating revenue	$397,437	$298,729	$661,308	$456,356	$295,574	$48,201	$40,814
Costs of revenue	340,320	372,968	509,087	396,983	438,313	40,994	45,478

Gross profit (loss)	57,117	(74,239)	152,221	59,373	(142,739)	7,207	(4,664)
Selling, general and administrative expenses	52,779	33,830	49,568	56,954	24,910	9,183	7,767

Operating income (loss)	4,338	(108,069)	102,653	2,419	(167,649)	(1,976)	(12,431)
Interest income (expense), net	19	(6,212)	(812)	(3,940)	(12,360)	(3,585)	(3,541)
Other income (expense), net	(100)	191	(14,005)	(27,419)	(4,730)	(6,300)	(9,646)

Income (loss) before income taxes and cumulative effect of accounting changes	4,257	(114,090)	87,836	(28,940)	(184,739)	(11,861)	(25,618)
Provision for income taxes	(176)	(1,400)	(1,434)	(2,191)	(1,839)	(85)	(303)

Income (loss) before cumulative effect of accounting changes	4,081	(115,490)	86,402	(31,131)	(186,578)	(11,946)	(25,921)
Cumulative effect of accounting changes	—	—	(82,743)	—	(2,522)	—	—

Net income (loss)	$4,081	$(115,490)	$3,659	$(31,131)	$(189,100)	$(11,946)	$(25,921)

Combined Balance Sheet Data

	December 31,					March 31,

	1999	2000	2001	2002	2003	2004

	(Unaudited)		(Audited)			(Unaudited)

	(In thousands)
Assets
Cash and cash equivalents	$667	$164	$835	$3	$41	$41
Accounts receivable, net of allowance for doubtful accounts and reserve for returns	120,723	147,082	313,966	150,915	131,329	45,190
Receivables from employees	1,782	2,544	1,360	2,080	2,480	2,260
Film inventories	501,559	516,019	444,210	471,847	422,343	475,116
Property, plant and equipment, net of accumulated depreciation and amortization	13,470	11,505	13,250	15,375	85,064	83,982
Investments in joint ventures	3,614	—	—	—	—	—
Deferred costs, net of amortization	118	—	—	1,986	1,641	1,516
Goodwill	—	25,998	26,462	26,462	26,462	26,462
Other assets	25	299	298	578	1,644	2,194

Total assets	$641,958	$703,611	$800,381	$669,246	$671,004	$636,761

Liabilities and Owner’s Equity (Deficiency)
Accounts payable	$1,871	$5,323	$13,382	$1,994	$1,615	$1,838
Accrued liabilities	45,251	76,009	122,235	112,645	97,280	88,319
Advances and unearned revenue	17,758	27,568	11,090	65,197	89,009	143,508
Obligations under capital leases	6,150	5,595	5,001	4,375	3,732	3,552
Debt allocated by DreamWorks Studios	283,975	105,999	168,461	313,814	418,379	380,062
Other debt	—	—	—	—	76,612	81,684

Total liabilities	355,005	220,494	320,169	498,025	686,627	698,963
Non-controlling minority interest	—	—	—	—	2,941	2,941
Owner’s equity (deficiency)	286,953	483,117	480,212	171,221	(18,564)	(65,143)

Total liabilities and owner’s equity (deficiency)	$641,958	$703,611	$800,381	$669,246	$671,004	$636,761

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

      This management’s discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties. Please see “Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. You should read the following discussion in conjunction with our audited and unaudited combined financial statements, the notes to our audited combined financial statements, our unaudited pro forma combined financial statements and the notes to our unaudited pro forma combined financial statements included elsewhere in this prospectus. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those listed under “Risk Factors” and included in other portions of this prospectus.

Overview

      We have been developing and producing animated films as a division of DreamWorks Studios since its formation in 1994 and our assets, liabilities and operating results have been included in DreamWorks Studios’ financial statements since that time. As part of our separation from DreamWorks Studios, on the date of the consummation of this offering, DreamWorks Studios will contribute to us, by way of merger or otherwise, the subsidiaries, assets and liabilities that have comprised its animation business. Please see “Related Party Agreements — Separation Agreement” for a description of the separation.

      Our audited combined financial statements, which are discussed below, reflect the historical position, results of operations and cash flows of the businesses that will be transferred to us from DreamWorks Studios pursuant to the separation. The financial information included in this prospectus, however, does not reflect what our financial position, results of operations and cash flows will be in the future or what our financial position, results of operations and cash flows would have been in the past had we been a separate, stand-alone company during the periods presented.

     Sources of Revenue

      Our feature films are the source of substantially all of our revenue, which is derived through their worldwide exploitation in sequential domestic and international distribution channels, typically beginning with domestic theatrical exhibition. Historically, we have released an average of one film per year. In the future, we expect to release two films per year. In addition, in the past, our sources of revenue have principally been the domestic and international theatrical, home video and television markets, although we have also derived revenue from ancillary sources, such as through the merchandising and licensing of our characters and films. Under the Distribution Agreement, which is described below, we expect that revenue (without deduction for any distribution and marketing expenses) from the domestic and international theatrical exhibition of a film will be used by DreamWorks Studios to recover the distribution and marketing expenses it incurs for the film and to cover its distribution fee relating to these markets before we recognize any revenue for that film. Therefore, we expect that our revenue will be principally derived from the home video and television markets and from the same ancillary sources as in the past. Because DreamWorks Studios will be recouping distribution and marketing costs and its distribution fee, our revenue from theatrical markets will be significantly lower than it would have been had we not entered the Distribution Agreement.

      Historically, there has been a close correlation between domestic box office success and home video and international theatrical box office success, such that films that achieve high domestic box office receipts also tend to sell large numbers of home videos and achieve a high international theatrical box office gross. In addition, license fees derived from pay and broadcast television are often based on the box office success of a film. Therefore, we consider domestic box office sales to be the most important indicator of how much revenue our films will ultimately generate. Regardless of the number of films we make or how we report our revenue, our revenue will always be dependent on the performance of our films.

      Our films are distributed in foreign countries and, in recent years, we have derived approximately one-third of our revenue from foreign sources. As a result, fluctuations in foreign currency exchange rates can adversely affect our business, results of operations and cash flow. Due to the nature of the distribution agreements that have been in place at DreamWorks Studios, whereby DreamWorks Studios has not been responsible for collecting foreign currency, there is a relatively short period between revenue recognition and cash payment under those agreements. As a result, neither we nor DreamWorks Studios generally have hedged foreign currency exchange risks associated with those distribution agreements (although we have used hedging transactions in connection with foreign currency denominated production costs), and we do not expect to do so in the future.

      Our historical financial statements do not reflect any material allocations of revenue from DreamWorks Studios and we do not expect any material allocations in the future.

     Costs of Revenue and Selling, General and Administrative Expenses

      Historically, our costs of revenue have included distribution and marketing costs; third-party distribution and fulfillment services fees; the amortization of capitalized production, overhead and interest costs; contingent compensation and residual costs; and write-offs of film inventory for unreleased films. Selling, general and administrative expenses include salaries, employee benefits, rent and other routine overhead expenses, net of expenses included in capitalized overhead. Over the past decade, expenses in the motion picture industry have increased rapidly as a result of increased production costs and distribution and marketing costs. See “Risk Factors — The costs of producing and marketing feature films have steadily increased and may increase in the future, which may make it more difficult for a film to generate a profit or compete against other films.”

      Distribution and marketing costs consist primarily of the costs of advertising, preparing release prints and manufacturing home video units. The costs of advertising a CG animated feature film for the theatrical market are significant and typically involves national and target market media campaigns, as well as public appearances of the film’s stars. In addition, there are significant advertising costs associated with other distribution channels, such as home video marketing.

      Capitalized production costs include all of the costs incurred to develop and produce animated films, which primarily consist of salaries and fringe benefits for animators and voice talent, equipment and other direct operating costs. Capitalized production overhead generally represents the salaries of individual employees or entire departments with exclusive or significant responsibilities for the production of our films.

      We are responsible for certain compensation paid to creative participants, such as writers, producers, directors, voice talent and other persons associated with the production of a film, which is dependent on the performance of the film and is based on factors such as domestic box office and total revenue recognized by the distributor related to the film. We are also responsible for residuals, which are payments based on similar factors and generally made to third-parties pursuant to collective bargaining, union or guild agreements or for providing certain services such as recording or synchronization services.

      Under the Distribution Agreement, our costs of revenue will include the amortization of capitalized production, overhead and interest costs, contingent compensation and residual costs and write-offs of film inventory for unreleased films, but generally will not include distribution and marketing costs or third-party distribution and fulfillment services fees. Distribution and marketing costs will be included in our costs of revenue only to the extent that we cause DreamWorks Studios to make additional expenditures in excess of agreed amounts. See “Related Party Agreements — Distribution Agreement.” Our selling, general and administrative expenses will no longer include allocated costs of DreamWorks Studios’ selling and marketing departments.

     Allocations

      Our audited combined financial statements included in this prospectus include allocations of the combined assets, liabilities and expenses of DreamWorks Studios and DreamWorks Animation. As an operating division of DreamWorks Studios, we have historically been allocated a portion of DreamWorks Studios’ total overhead expenses for the marketing and distribution of all DreamWorks Studios’ films

(including our films), and for corporate functions, such as executive management, finance, accounting, legal, human resources, facilities management, insurance and information technology. In general, these allocations have been calculated based on the percentage that our films, headcount, revenue or other criteria constitute of the total films, headcount, revenue or other criteria of DreamWorks Studios (which amounts include our films, headcount, revenue or other criteria). In the future, to the extent that DreamWorks Studios provides these or other services to us that are not covered by the Distribution Agreement, we will reimburse DreamWorks Studios pursuant to the Services Agreement, which is described elsewhere in this prospectus under “Related Party Agreements — Services Agreement”. A brief description of these services is also included below.

      Worldwide Marketing and Distribution: Historically, certain overhead expenses for the marketing and distribution of our films have been allocated to us by DreamWorks Studios. These costs include the salaries, fringe benefits and operating expenses of the employees in DreamWorks Studios’ theatrical, home video, marketing and television sales/distribution departments. The allocation of the overhead associated with these functions has been based on several factors, including: (1) marketing costs incurred for our films as a percentage of marketing costs incurred for all DreamWorks Studios’ films; (2) the number of films we have released as a percentage of all DreamWorks Studios’ films released in a given year and (3) estimates of time spent on our releases as a percentage of time spent on all DreamWorks Studios’ releases. Although DreamWorks Studios has historically allocated a portion of the overhead costs of these departments to us, these services will be provided to us in the future pursuant to the Distribution Agreement.

      Executive Management: Executive management expense is comprised of the expenses relating to DreamWorks Studios’ principals, chief operating officers, and their respective administrative staffs, including costs associated with transportation. These costs have historically been allocated to us based on a combination of (1) revenue generated by us as a percentage of DreamWorks Studios’ consolidated revenue and (2) our headcount as a percentage of DreamWorks Studios’ consolidated headcount. In the future, we expect that executive management expense, including costs associated with transportation, will be incurred directly by us.

      Finance and Accounting: DreamWorks Studios has historically allocated accounting and finance services related costs, including the costs of financial systems, to us based on several factors, including: (1) revenue generated by us as a percentage of DreamWorks Studios’ consolidated revenue; (2) our headcount as a percentage of DreamWorks Studios’ total headcount and (3) time spent on our finance projects as a percentage of time spent on all DreamWorks Studios’ finance projects. In the future, we expect to directly incur the costs of some accounting and finance services, such as strategic planning, financial reporting, treasury and investor relations. Other accounting and finance services, such as billing and collection of receivables (except receivables derived from rights retained by us, such as licensing and merchandising rights) and contingent compensation and residual reporting oversight services, will be provided pursuant to the Distribution Agreement. As a result, DreamWorks Studios will no longer allocate any of these costs to us. We expect that DreamWorks Studios will provide other accounting services to us, such as payroll, pursuant to the Services Agreement.

      Legal: Costs related to legal services, other than outside legal fees and film specific trademark related expenses, which have been directly charged to us, have historically been allocated to us based on actual time spent by DreamWorks Studios’ attorneys on matters related primarily to us or our films. In the future, we expect to directly incur the costs of most legal services, either through our employees or through our direct retention of outside legal counsel. However, some legal services, such as work related to employment and music law, we expect will be provided to us by attorneys employed by DreamWorks Studios under the Services Agreement. We will pay DreamWorks Studios for these services pursuant to the Services Agreement.

      Human Resources: DreamWorks Studios has historically allocated some human resources costs, including management, benefits administration and employee relations to us based on our headcount as a percentage of the consolidated headcount of DreamWorks Studios. Other costs related to human resources, such as recruiting and relocation costs have been directly incurred by us. In the future, we expect to directly incur the costs associated with human resources management and employee relations. We expect

DreamWorks Studios to provide other services, such as benefits management, for which we would reimburse DreamWorks Studios for these services pursuant to the Services Agreement.

      Occupancy and Facilities Management: The costs of facilities management and mail services have been allocated to us historically based on the square footage that we have occupied at our Glendale animation campus and our Redwood City production facility as a percentage of total square footage of all DreamWorks Studios’ facilities. In the future, we expect to incur the costs of facilities management and mail services directly. We will charge a portion of our occupancy costs to DreamWorks Studios pursuant to the Glendale lease arrangement. See “Related Party Agreements — Glendale Lease.”

      Insurance: Property insurance premiums have historically been allocated to us based on our insurable asset values as a proportion of DreamWorks Studios’ total insurable asset values, based on the asset’s fair market or replacement value as determined at the time of premium renewal. The insurance premiums for policies such as errors and omissions, directors and officers, travel, and excess liability, have historically been allocated to us based on (1) our headcount as a percentage of the consolidated headcount of DreamWorks Studios and (2) the number of films we have released as a percentage of all DreamWorks Studios’ films released in a given year. In the future, we expect to directly incur all insurance costs.

      Information Technology: DreamWorks Studios has historically allocated to us the costs of network infrastructure and administrative desktop computer support. This allocation has been based on our headcount as a percentage of total DreamWorks Studios’ headcount, in each case excluding the headcount of our Redwood City facility, as the costs related to Redwood City have been directly incurred by us. In the future, we expect DreamWorks Studios will provide network infrastructure and administrative desktop support services to us, and we will reimburse DreamWorks Studios for these services, pursuant to the Services Agreement. For telecommunications, we have historically been allocated a fixed fee for every telephone user, which includes the costs of the equipment and related maintenance and support costs. We have also been charged for actual local and long distance usage.

      Other Allocations: We have historically been allocated certain other costs, including (1) costs to track, deliver and store various film and film related content (for example, film elements, photos and artwork); (2) costs to oversee dubbing of our films and (3) costs to oversee the placement of musical content in our films. In the future, we will directly incur some of these costs, such as the placement of musical content in our films. DreamWorks Studios will provide some of these services to us, such as the dubbing of our films, as set forth in the Distribution Agreement. Other of these services, such as the costs of storing various film and film related content, will be provided to us, and we will reimburse DreamWorks Studios pursuant to the Services Agreement.

      Debt, Interest and Other Expense Allocations: DreamWorks Studios has historically allocated to us debt and interest expense associated with its debt, and other income and expense associated with its interest rate swap agreements. This allocation has been based on the proportion of capital invested in our films in production as a percentage of total capital invested by DreamWorks Studios in all films in production. A portion of this allocated interest expense has been capitalized to film inventory. In connection with our separation from DreamWorks Studios, we do not expect to assume any obligations with respect to any of DreamWorks Studios’ interest rate swap agreements other than those associated with the Glendale animation campus indebtedness. In the future, to the extent we incur debt and interest expense, we will do so directly.

     Distribution and Services Agreements

      We will enter into several agreements with DreamWorks Studios in connection with our separation, including the Distribution Agreement and the Services Agreement. For a more detailed description of these agreements, please see “Related Party Agreements — Distribution Agreement” and “Related Party Agreements — Services Agreement.”

      Distribution Agreement: Pursuant to the Distribution Agreement, we will grant DreamWorks Studios the exclusive right to distribute all of our completed animated feature films, including our previously released films, throughout the world that are available for delivery through the later of (i) delivery of 12 animated feature films, beginning with Shark Tale, and (ii) December 31, 2010. However, in general, the terms of the Distribution Agreement will be subject to each of the sub-distribution, servicing and licensing agreements that we pre-approve (such as DreamWorks Studios’ existing arrangements with Universal Studios, CJ Entertainment and Kadokawa Entertainment). In addition, even if we terminate our distribution relationship with DreamWorks Studios, our existing and future films generally will still be subject to the terms of pre-approved agreements. DreamWorks Studios will be responsible for (1) the domestic and international theatrical exhibition of our films, (2) the domestic and international home video exhibition of our films and direct-to-video pictures, (3) the domestic and international television licensing of our films, including pay-per-view, pay television, network, basic cable and syndication, (4) non-theatrical exhibition of our films, such as on airlines, in schools and in armed forces institutions. DreamWorks Studios has also been granted Internet, radio (for promotional purposes only) and new media rights with respect to our films. We retain all other rights to exploit our films, including the right to make sequels and commercial tie-in and promotional rights with respect to each film, as well as merchandising, interactive, literary publishing, music publishing, soundtrack, radio, legitimate stage and theme park rights. However, to the extent we wish to exploit theme park rights, we will only do so through Universal Studios for so long as Steven Spielberg has certain contractual relationships with us or if he, his wife, his or her issue (or trusts for the primary benefit of any of them) or a private charitable foundation organized by him and/or his wife directly or indirectly owns or controls our Class A common stock.

      DreamWorks Studios will be directly responsible for the initial U.S. theatrical release of all of our animated films, but may engage one or more sub-distributors and service providers for all other markets, subject to our prior written approval with respect to entities not currently so engaged by DreamWorks Studios. Pursuant to the Distribution Agreement, we are solely responsible for all of the costs of developing and producing our animated feature films and for contingent compensation and residual costs. DreamWorks Studios is responsible for all out-of-pocket costs, charges and expenses incurred in the distribution (including prints and the manufacture of home video units and distribution and fulfillment services fees payable to third-parties), advertising, marketing, publicizing and promotion of the films, and has agreed to make expenditures consistent with historical levels with respect to our films. If we make a good faith determination that the expenditure of additional distribution and marketing amounts will enhance a film’s gross receipts, we may cause DreamWorks Studios to spend additional amounts. In such a case, we will be solely responsible for reimbursing DreamWorks Studios for those additional expenditures and we will incur the related distribution and marketing expenses in the period in which we reimburse DreamWorks Studios therefor. The Distribution Agreement also provides that DreamWorks Studios is entitled to (i) retain a fee of 8.0% of revenue (without deduction for any distribution and marketing costs or third-party distribution and fulfillment services fees) and (ii) recoup all of its distribution and marketing costs prior to our recognizing any revenue. Once the license to distribute one of our animated films or direct-to-video pictures is acquired by DreamWorks Studios, it will have the right to exploit the animated film or direct-to-video picture in the manner described above for 16 years from initial general theatrical release or 10 years from initial direct-to-video release.

      Services Agreement. We will also enter into the Services Agreement with DreamWorks Studios prior to the consummation of this offering that will provide for certain services to be provided to us by DreamWorks Studios. The services to be provided include (i) specified accounting functions; (ii) insurance administration; (iii) information systems management; (iv) payroll services; (v) legal advisory and consulting services; (vi) human resources administration; (vii) certain procurement services and (viii) other general support services. Each of these services will have a separate fee structure that will be reflected in the Services Agreement.

Critical Accounting Policies

     Revenue Recognition

      Both historically and under the Distribution Agreement, we have recognized and will recognize revenue from the distribution of our animated feature films when earned, as reasonably determinable in accordance with the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants Statement of Position 00-2, “Accounting by Producers or Distributors of Films” (the “SOP”).

The following are the conditions that must be met in order to recognize revenue in accordance with the SOP: (i) persuasive evidence of a sale or licensing arrangement with a customer exists; (ii) the film is complete and has been delivered or is available for immediate and unconditional delivery; (iii) the license period of the arrangement has begun and the customer can begin its exploitation, exhibition or sale; (iv) the arrangement fee is fixed or determinable and (v) collection of the arrangement fee is reasonably assured.

      Revenue from the sale of home video units is recognized at the time the product is made available for retail sale, at which time we also establish a reserve that reduces revenue by the estimated impact of returns, rebates and other incentives. In determining the estimate of home video unit sales that will be returned, we analyze point-of-sale data available from major retailers, historical returns, current economic trends and changes in consumer demand and acceptance of our product.

      For periods prior to the effective date of the Distribution Agreement, we have recognized revenue from our films net of reserves for returns, rebates and other incentives. Under the Distribution Agreement, which will become effective as of a date prior to the consummation of this offering, we are entitled to recognize revenue after DreamWorks Studios (i) retains a distribution fee of 8.0% of revenue (without deduction for any distribution and marketing costs or third-party distribution and fulfillment services fees) and (ii) recovers all of its distribution and marketing costs with respect to our films. See “Related Party Agreements — Distribution Agreement.” Upon effectiveness of the Distribution Agreement, DreamWorks Studios will begin retaining its 8.0% fee for all revenue recognized by it subsequent to the effective date, regardless of whether the revenue relates to a film released prior to the effective date of the Distribution Agreement and regardless of whether it has recouped the distribution and marketing expenses related to that film that it has incurred.

      Because DreamWorks Studios will be the principal distributor of our films, in accordance with the SOP, the amount of revenue that we will recognize from our films in any given period following the effective date of the Distribution Agreement will depend on the timing, accuracy and sufficiency of the information we receive from DreamWorks Studios. Although DreamWorks Studios has agreed to provide us with the most current information available to it to enable us to recognize our share of revenue, we may make adjustments to that information based on our estimates and judgments. For example, we may make adjustments to our revenue derived from home video units for estimates on return reserves, rebates and other incentives that may differ from those that DreamWorks Studios recommends. The estimates on reserves may be adjusted periodically based on actual rates of returns, inventory levels in the distribution channel, as well as other business and industry information. We will also review expense estimates and may make adjustments to these estimates in order to ensure that our revenue and gross margin are accurately reflected in our financial statements. In addition, as is typical in the movie industry, our distributor and its sub-distributors may also make subsequent adjustments to the information that they will provide and these adjustments could have a material impact on our operating results in later periods.

     Costs of Revenue

      Film Production Costs. We capitalize film production costs to film inventories in production in accordance with the provisions of the SOP. Direct film production costs include costs to develop and produce CG animated films, which primarily consists of salaries and fringe benefits for animators and voice talent, equipment and other direct operating costs. Production overhead, a component of film inventory, includes allocable costs of individuals or departments with exclusive or significant responsibility for the production of our films. In addition to the films being produced, we are also working on development of several new projects. Costs of these projects are capitalized as film inventories in development in accordance with the provisions of the SOP and are transferred to film inventories in production when a film is set for production. We evaluate each project in development and production on a quarterly basis to determine whether capitalized costs are in excess of our estimate of fair value. If they are in excess, then we write-off the excess cost and reflect these in costs of revenue. In addition, after three years, if the project is still in development and has not been set for production, it is written off and reflected in costs of revenue.

      Contingent Compensation and Residuals. Certain compensation paid to creative participants, such as writers, producers, directors, voice talent and other persons associated with the production of a film is dependent on the performance of the film, based on factors such as domestic box office and total revenue recognized by the distributor related to the film. We are also responsible for residuals, which are payments based on similar factors and generally made to third-parties pursuant to collective bargaining, union or guild agreement or for providing certain services such as recording or synchronization services. These forms of contingent compensation and residual costs are accrued in accordance with the SOP, using the individual-film-forecast-computation method, which accrues and amortizes such costs in the same ratio that current period actual revenue (numerator) bears to estimated remaining unrecognized revenue as of the beginning of the current fiscal year (denominator), as described below.

      Amortization. Once a film is released, the amount of film inventory relating to that film, including film production costs and contingent compensation and residual costs, is amortized and included in costs of revenue in the proportion that the revenue during the period for each film (“Current Revenue”) bears to the estimated total revenue to be received from all sources for each film (“Ultimate Revenue”) under the individual-film-forecast-computation method in accordance with the provision of the SOP. The amount of film costs that are amortized each quarter will therefore depend on the ratio of Current Revenue to Ultimate Revenue for each film. We make certain estimates and judgments of Ultimate Revenue to be received for each film based on information received from DreamWorks Studios, and our knowledge of the industry. Estimates of Ultimate Revenue and anticipated contingent compensation and residual costs are reviewed periodically and are revised if necessary. A change to the Ultimate Revenue for an individual film will result in an increase or decrease to the percentage of amortization of capitalized film costs relative to a previous period. Unamortized film production costs are evaluated for impairment each reporting period on a film-by-film basis in accordance with the requirements of the SOP. If estimated remaining revenue is not sufficient to recover the unamortized film inventory for that film, the unamortized film inventory will be written down to fair value determined using a net present value calculation.

      We expect that, in periods following the effectiveness of the Distribution Agreement, the amount of revenue that we recognize in the periods immediately following a film’s release will be substantially less than the amounts that we have historically recognized in similar periods, due to the fact that, under the Distribution Agreement, we will be recognizing revenue net of DreamWorks Studios’ 8.0% distribution fee and the distribution and marketing costs that it incurs. Consequently, although the total amount of production costs that are amortized for any particular film will be the same over the life of the film, the timing of the amortization will change, since amortization is calculated based on the ratio of Current Revenue to Ultimate Revenue.

      Marketing and Distribution Expenses. The costs of marketing a film consist primarily of prints and advertising costs, as well as third-party distribution and fulfillment services fees. Print costs are expensed upon the theatrical release of a film, and advertising and third-party distribution and fulfillment services fees are expensed as incurred in accordance with the SOP and are included in costs of revenue. Third-party distribution and fulfillment services fees have historically included fees earned by our distributors and fulfillment services providers, which in the periods through the effectiveness of the Distribution Agreement were primarily Universal Studios and CJ Entertainment. Manufacturing costs (including duplication and replication) related to home video units are expensed when the related product revenue is recognized. We periodically evaluate inventories of such products for impairment and obsolescence and make appropriate adjustments to their carrying value as necessary. Although our historical financial statements include these costs, as described above, pursuant to the Distribution Agreement, DreamWorks Studios will generally be responsible for all costs associated with the distribution and marketing of our films. Accordingly, in the future, while our costs of revenue will not include distribution and marketing costs and third-party distribution and fulfillment services fees, our revenue will be net of the distribution and marketing costs that DreamWorks Studios recoups, as well as its 8.0% distribution fee.

Selling, General and Administrative Expenses

      Selling, general and administrative expenses generally consist of general and administrative expenses, including allocations (historically), depreciation and non-film amortization, net of expenses included in capitalized overhead. General and administrative expenses consist of salaries, rent and other allocated overhead costs as described in allocations above. Capitalized overhead generally represents the salaries of individual employees or entire departments with exclusive or significant responsibilities for the production of our films, which we capitalize and include in production costs as described above.

Interest Expense and Other Income and Expense

      Interest expense and other income and expense historically include allocations of interest expense and other income and expense associated with DreamWorks Studios’ debt and its interest rate swap agreements, and other non-operating income and expense.

Property, Plant and Equipment

      Property, plant and equipment are recorded at the lower of cost or fair value and are depreciated on a straight-line method over the estimated useful lives of such assets. Property, plant and equipment consist primarily of our Glendale animation campus, leasehold improvements associated with our Redwood City facility, furniture and computer equipment.

Results of Operations

Three Months Ended March 31, 2004, compared to Three Months Ended March 31, 2003.

      For the three months ended March 31, 2004, our results were primarily driven by worldwide home video revenue for Shrek and Sinbad: Legend of the Seven Seas, and from continuing revenue from our library of films. This was partially offset by pre-release advertising and printing costs associated with the release of Shrek 2.

      Revenue. For the three months ended March 31, 2004, revenue decreased by $7.4 million, or 15%, from $48.2 million to $40.8 million, as compared to the three months ended March 31, 2003. Film revenue for the three months ended March 31, 2004 was primarily driven by the ongoing success of Shrek in the worldwide home video and television markets. The international theatrical and home video release of Sinbad: Legend of the Seven Seas also contributed to revenue in the first quarter of 2004. Other library titles (Antz, Prince of Egypt, The Road to El Dorado, Chicken Run, Joseph: King of Dreams and Spirit: Stallion of the Cimarron) contributed revenue of approximately $13.6 million for the three months ended March 31, 2004, primarily from worldwide home video. Film revenue for the three months ended March 31, 2003 was derived primarily from international theatrical and home video revenue from Spirit: Stallion of the Cimarron, along with its associated ancillary revenue. Also contributing to revenue in the first quarter of 2003 was ongoing revenue from Shrek in the worldwide home video and international pay television markets. Other library titles (Antz, Prince of Egypt, The Road to El Dorado, Chicken Run and Joseph: King of Dreams) contributed revenue of approximately $13.1 million in the three months ended March 31, 2003, primarily from the worldwide home video and domestic television markets. The lower revenue in the first quarter of 2004 as compared to 2003 was primarily due to the disappointing results for Sinbad: Legend of the Seven Seas in the international theatrical and worldwide home video markets.

      Costs of Revenue. Costs of film revenue were $45.5 million in the three months ended March 31, 2004, as compared to $41.0 million in the three months ended March 31, 2003. This increase was primarily driven by pre-release marketing and promotional costs associated with the release of Shrek 2, which were expensed in the three months ended March 31, 2004, although no revenue can be recognized until May 2004, the month in which the film was released. The increase was partially offset by a decline in amortization of film inventory for the three months ended March 31, 2004 as compared to the three months ended March 31, 2003. Amortization of film costs as a percentage of film revenue in the three months ended March 31, 2004 was 31%, compared to 51% for the three months ended March 31, 2003. Amortization of film inventory as a percentage of film revenue may vary from period to period due to several factors, including: (i) changes in the mix of films earning revenue, (ii) changes in any film’s Ultimate Revenue and (iii) write offs of film inventory due to changes in the estimated fair value of unamortized film inventory, as required by the SOP. The decline in amortization of film inventory as a percentage of film revenue for the first quarter of 2004 was primarily due to the change in the mix of films earning revenue. Shrek, which has a low amortization due to the size of its

Ultimate Revenue, earned more revenue than any of our other films in the first quarter of 2004. This resulted in a lower overall amortization when compared to the first quarter of 2003, where substantial revenue was earned from Spirit: Stallion of the Cimarron, which had a higher amortization percentage due to the size of its Ultimate Revenue.

      Selling, General and Administrative Expenses. Total selling, general and administrative expenses were $7.8 million for the three months ended March 31, 2004 as compared to $9.2 million for the three months ended March 31, 2003. This $1.4 million decrease was primarily due to bad debt expense reported in the three months ended March 31, 2003 associated with international home video receivables. We expect that operating expenses will be reduced in future periods to the extent that we are no longer allocated overhead costs for selling and marketing. However, this reduction will be offset to the extent of increases in general and administrative and compliance costs that result from our becoming a public company.

      Interest Expense and Other Income and Expense. Total interest expense and other income and expense were $13.2 million for the three months ended March 31, 2004 as compared to $9.9 million for the three months ended March 31, 2003. This $3.3 million increase in expense was primarily due to an increase in interest expense and other expense associated with interest rate swap agreements allocated to us by DreamWorks Studios.

      Operating Results. The three months ended March 31, 2004 resulted in an operating loss of $12.4 million and net loss of $25.9 million, as compared to an operating loss of $2.0 million and a net loss of $11.9 million for the quarter ended March 31, 2003. This was primarily due to pre-release marketing and promotion expenses incurred in the first quarter of 2004 associated with the May release of Shrek 2 and an increase in interest expense and other expense associated with interest rate swap agreements allocated to us by DreamWorks Studios. Because we operated as a division of a limited liability company for both periods, we incurred only minimal income taxes related to foreign withholding and state franchise taxes.

Year Ended December 31, 2003, compared to the Year Ended December 31, 2002.

      Revenue. For the year ended December 31, 2003, revenue decreased by $160.8 million, or 35%, to $295.6 million from $456.4 million for the year ended December 31, 2002. Film revenue for the year ended December 31, 2003 was derived primarily from worldwide home video and television revenue from Shrek, and from the worldwide theatrical and home video release of Sinbad: Legend of the Seven Seas. Also contributing to revenue in 2003 was ongoing revenue from Spirit: Stallion of the Cimarron in the international theatrical and worldwide home video markets. Other library titles (Antz, Prince of Egypt, The Road to El Dorado, Chicken Run and Joseph: King of Dreams) contributed revenue of approximately $58.8 million in the year ended December 31, 2003, primarily from the worldwide home video and television markets. Film revenue for the year ended December 31, 2002 was primarily driven by the ongoing success of Shrek in the worldwide home video and television markets, and by the release of Spirit: Stallion of the Cimarron in the worldwide theatrical and home video markets, along with their associated ancillary revenue. Revenue in 2002 from domestic home video sales of Shrek, which was initially released in the domestic home video market in November 2001, also benefited from unprecedented low rates of returns of home video units shipped in 2001. We based 2001 returns reserves on the number of units shipped, historical experience and sales data available at the time. During 2002, as Shrek sales continued with low rates of returns, we reversed $52.5 million of previously recorded reserves for returns. Other library titles (Antz, Prince of Egypt, The Road to El Dorado, Chicken Run and Joseph: King of Dreams) contributed revenue of approximately $50.2 million for the year ended December 31, 2002, primarily from worldwide home video and television. The decline in revenue was primarily due to two factors. First, Shrek, which was released in May 2001, continued to perform extraordinarily well in 2002, generating revenue of approximately $223.8 million. In the worldwide home video markets alone, Shrek generated revenue of $175.2 million in 2002. Second, the disappointing performance of our 2003 release, Sinbad: Legend of the Seven Seas, which generated only $26.4 million in domestic box office receipts, contributed less revenue than Spirit: Stallion of the Cimarron, our 2002 release.

      Costs of Revenue. Costs of film revenue were $438.3 million for the year ended December 31, 2003, as compared to $397.0 million for the year ended December 31, 2002. The primary component of this

$41.3 million increase in costs of revenue during 2003 was a write-off for two unreleased animated projects because they were creatively inconsistent with our overall strategy shift, and an increase in amortization of film inventories for the same period. Amortization of film costs as a percentage of film revenue in the year ended December 31, 2003 was 64%, compared to 31% for the year ended December 31, 2002. The increase in amortization of film inventory as a percentage of film revenue for 2003 was primarily due to a write down of film inventory due to changes in the estimated fair value of unamortized film inventory for Sinbad: Legend of the Seven Seas, as required by the SOP. These increases in costs of revenue were partially offset by distribution and marketing costs associated with the 2003 initial release of Sinbad: Legend of the Seven Seas in the worldwide theatrical and home video markets, which were significantly lower than the costs incurred for the 2002 release of Spirit: Stallion of the Cimarron.

      Selling, General and Administrative Expenses. Total selling, general and administrative expenses for the year ended December 31, 2003 were $24.9 million, as compared to $57.0 million for the year ended December 31, 2002. The primary component of this $32.1 million decrease in operating expenses was due to 2002 bad debt expense associated with bankruptcies of two domestic home video customers, one of which was K-Mart. We settled with K-Mart in 2003, resulting in a partial reversal of the bad debt expense recorded in 2002. Another contributor to the decline in operating expenses was a lower allocation of DreamWorks Studios’ sales and distribution departments, which was due in part to lower revenue. The lower revenue in 2003 as compared to 2002 therefore resulted in lower allocations of these overhead costs.

      Interest Expense and Other Income and Expense. Total interest expense and other income and expense were $17.1 million for the year ended December 31, 2003 as compared to $31.4 million for the year ended December 31, 2002. This $14.3 million decrease in expense is primarily due to other income recognized in 2003 in connection with preferred vendor arrangements, and a decline in interest expense and other expense associated with interest rate swap agreements allocated to us by DreamWorks Studios.

      Operating Results. The year ended December 31, 2003, resulted in an operating loss of $167.6 million and a net loss of $189.1 million, as compared to operating income of $2.4 million and a net loss of $31.1 million for the year ended December 31, 2002. There were two principal reasons for the decline in operating income and the increase in net loss in 2003: the disappointing performance of Sinbad: Legend of the Seven Seas, and the write-off of the two unreleased animated projects described above. As of December 31, 2003, we began consolidating our Glendale headquarters and animation campus, and its associated debt, in accordance with the requirements of the Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). As a result, we recorded an expense of $2.5 million, which is reported as a cumulative effect of accounting change in the statement of operations for the year ended December 31, 2003. Because we operated as a division of a limited liability company for both periods, we incurred only minimal income taxes related to foreign withholding and state franchise taxes.

Year Ended December 31, 2002, compared to the Year Ended December 31, 2001.

      Revenue. For the year ended December 31, 2002, revenue decreased by $204.9 million, or 31%, to $456.4 million from $661.3 million for the year ended December 31, 2001. Film revenue for the year ended December 31, 2002 was primarily driven by the ongoing success of Shrek in the worldwide home video and television markets, and by the release of Spirit: Stallion of the Cimarron in the worldwide theatrical and home video markets. Revenue in 2002 from domestic home video sales of Shrek also benefited from unprecedented low rates of returns of home video units shipped in 2001. We based 2001 returns reserves on the number of units shipped, historical experience and sales data available at the time. During 2002, we reversed $52.5 million of previously recorded reserves for returns, as Shrek sales continued with low rates of returns. Other library titles (Antz, Prince of Egypt, The Road to El Dorado, Chicken Run and Joseph: King of Dreams) contributed revenue of approximately $50.2 million for the year ended December 31, 2002, primarily from worldwide home video and television. However these revenue were insufficient to match the extraordinary success of Shrek in both the worldwide theatrical and international home video markets in 2001. Film revenue for year ended December 31, 2001 was derived primarily from the worldwide theatrical and home video release of Shrek, which generated $503.4 million in total 2001 revenue, including its associated ancillary revenue. Other library titles (Antz, Prince of Egypt, The Road to El Dorado, Chicken Run and

Joseph: King of Dreams) contributed revenue of approximately $152.0 million for the year ended December 31, 2001, primarily from the worldwide home video and television markets.

      Costs of Revenue. Costs of film revenue were $397.0 million for the year ended December 31, 2002, as compared to $509.1 million for the year ended December 31, 2001. This $112.1 million, or 22%, decrease in costs of revenue was primarily driven by a decline in distribution and marketing costs. Due to the success of Shrek in 2001, we incurred substantially higher costs in 2001 for marketing, advertising, and manufacturing release prints and home video units. Also contributing to the decline in costs of revenue in 2002 were lower amortization of film inventories. Because amortization of film inventory is based on the ratio that current period actual revenue bears to estimated remaining unrecognized revenue, the 31% decrease in revenue described above resulted in a corresponding decline in film amortization.

      Selling, General and Administrative Expenses. Total selling, general and administrative expenses for the year ended December 31, 2002 were $57.0 million, as compared to $49.6 million for the year ended December 31, 2001. This $7.4 million increase in operating expenses was due to 2002 bad debt expense associated with bankruptcies of two domestic home video customers, one of which was K-Mart. This was offset by a substantial decrease in sales and distribution department overhead allocated to us by DreamWorks Studios, which was due in part to lower revenue. The lower revenue in 2002 as compared to 2001 therefore resulted in lower allocations of these overhead costs.

      Interest Expense and Other Income and Expense. Total interest expense and other income and expense were $31.4 million for the year ended December 31, 2002 as compared to $14.8 million for the year ended December 31, 2001. This $16.6 million increase in expense is primarily due to an increase in interest expense and other expense associated with interest rate swap agreements allocated to us by DreamWorks Studios.

      Operating Results. Operating income was $2.4 million and net loss was $31.1 million for the year ended December 31, 2002, as compared to operating income of $102.7 million and net income of $3.7 million for the year ended December 31, 2001. The decline in operating income was primarily due to the tremendous success of Shrek in 2001, which was not repeated in 2002. The significant difference between operating income and net income in 2001 was due to our adoption of the SOP on January 1, 2001 and an increase in interest expense and other expense associated with interest rate swap agreements allocated to us by DreamWorks Studios. As a result of our adoption of the SOP, we recognized a non-cash charge for the cumulative effect of accounting change in the amount of $82.7 million for the year ended December 31, 2001. Because we operated as a division of a limited liability company for both periods, we incurred only minimal income taxes related to foreign withholding and state franchise taxes.

Liquidity and Capital Resources

      We retained small amounts of cash and cash equivalents for each of the three years in the period ended December 31, 2003. During the periods covered by the combined financial statements, DreamWorks Studios provided all working capital required for development, production and marketing of our films and other operations through centralized cash management. In the future, we expect to fund our operating activities with cash that is generated from the films that we release, a portion of the proceeds from this offering and with borrowings from a revolving credit facility that we expect to enter prior to the consummation of this offering. As described under “Related Party Agreements — Distribution Agreement,” we will be responsible for all costs of developing and producing our animated feature films and direct-to-video pictures, while DreamWorks Studios will generally be responsible for all costs of distributing and marketing those products. For the remainder of 2004 and the first half of 2005 we intend to use the proceeds of this offering and cash received from DreamWorks Studios from revenue related to Shrek 2 and our other films to fund our operating activities. Although we expect that, beginning 2005, cash from operations will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures, in the event that these cash flows are insufficient, we expect to be able to draw funds from the revolving credit facility or issue additional debt or equity securities to meet these needs. However, there can be no assurance that cash from operations in 2005 will be sufficient to fund our operations or that we will be able to draw on our revolving credit facility or issue additional debt or equity securities at that time.

      Our historical balance sheets reflect a portion of DreamWorks Studios’ indebtedness that has been allocated to us. This allocation has been based on the proportion of capital invested in our films in production as a percentage of total capital invested by DreamWorks Studios in all films in production. Because DreamWorks Studios has funded all of our operations in the past, we did not directly incur any debt to fund production of our films and our historical balance sheets do not reflect any of this debt other than the debt allocated by DreamWorks Studios. However, we directly incurred debt related to our Glendale animation campus and an animated film currently being produced by Aardman Animations. If we had historically operated as a stand-alone company, the amount of debt that we would have incurred would have depended on our evaluation of then-current economic and industry conditions and factors such as our optimal capital structure, our funding needs, our acquisition and capital investment activity and other considerations relevant to a stand-alone company operating in the animated filmmaking industry. In connection with our separation from DreamWorks Studios, we expect to assume approximately $           million of the indebtedness allocated to us from DreamWorks Studios, all or a portion of which we expect to repay with proceeds of this offering, and DreamWorks Studios will be released from its obligation to repay this indebtedness.

      Cash provided by operating activities for the first three months of 2004 was $5.4 million and was primarily attributable to collection of worldwide home video revenue earned in 2003 for Shrek and Sinbad: Legend of the Seven Seas. Cash used in operating activities for the year ended December 31, 2003 was $170.0 million and was primarily attributable to production spending. Cash provided by operating activities for the year included cash collected from revenue for the worldwide home video release of Spirit: Stallion of the Cimarron and other library titles, but was insufficient to fund our operating and production cash requirements. Cash provided by operating activities for 2002 was $44.6 million. Cash provided by operating activities for 2002 was attributable to collection of revenues from the worldwide home video release of Shrek, partially offset by film production, contingent compensation and residuals and other operating uses. Cash used in operating activities for 2001 was $63.5 million. Cash used in operating activities for 2001 was primarily attributable to film production costs and distribution and marketing costs associated with the release of Shrek. Although the 2001 release of Shrek generated substantial revenue, a significant portion of the home video manufacturing costs were incurred in 2001, while cash from worldwide home video sales was not collected until 2002. Thus, cash from operating activities was insufficient to fund all production and operating activities in 2001. Cash used in investing activities for the first three months of 2004 was $0.2 million, stemming mainly from investment in equipment. Cash used in investing activities for 2003, 2002 and 2001 were $3.1 million, $5.3 million and $4.7 million, respectively, and were primarily related to investment in the equipment and leasehold improvements for our Glendale and Redwood City production and administration facilities. Cash provided by (used in) financing activities for the first three months of 2004, and the years ended 2003, 2002 and 2001 were $(5.2) million, $173.2 million, ($40.2) million and $68.9 million, respectively. This was primarily related to cash funding and the difference in the amount of debt allocated to us by DreamWorks Studios in each period.

      In 2004, our principal source of liquidity has been cash generated by operations and contributions from DreamWorks Studios. Our commitments prior to the Distribution Agreement becoming effective are primarily for production funding, contingent compensation and residual payments, distribution and marketing costs and technology capital expenditures. Following the effectiveness of the Distribution Agreement, our primary commitments will be to fund production costs of our feature films, to make contingent compensation and residual payments and to fund technology capital expenditures. For the full year 2004, we expect that our commitments to fund production costs, to make contingent compensation and residual payments and to fund technology capital expenditures will total approximately $325 million.

      Contractual Obligations. At January 1, 2004, we had contractual commitments to make the following payments (in thousands):

	Payments Due by Year

Contractual Cash Obligations(1)	2004	2005	2006	2007	2008	Thereafter	Total

Operating leases	$8,753	$9,869	$8,386	$4,020	$2,050	$15,144	$48,222
Wallace & Gromit: Tale of the Were Rabbit obligation(2)	—	36,902	—	—	—	—	36,902
Glendale animation campus note payable(3)	—	—	—	70,059	—	—	70,059
Universal advance(4)						87,236	87,236
Capital leases	1,080	996	996	996	332	—	4,400

Total contractual cash obligations	$9,833	$47,767	$9,382	$75,075	$2,382	$102,380	$246,819

(1)	With respect to debt and interest rate swap obligations allocated to us from DreamWorks Studios, we have not included amounts related to those allocations in this table because we will repay any obligations that we assume in connection with our separation from DreamWorks Studios with proceeds from this offering. DreamWorks Studios has entered into interest rate swap agreements to serve as a hedge against interest rate fluctuations associated with our Glendale animation campus. DreamWorks Studios has attributed to us interest rate swaps with an aggregate notional principal amount of $73.0 million. These agreements do not qualify for special hedge accounting and, as a result, the fair value of such transactions has been included in other income (expense) in the combined statements of operations. We expect that, upon the consummation of this offering, we will assume DreamWorks Studios’ obligations with respect to swaps in this aggregate notional amount.

(2)	In October 2003, we entered into an agreement to acquire certain distribution rights to Wallace & Gromit: Tale of the Were Rabbit, an animated film currently in production. Pursuant to the acquisition agreement, we are obligated to pay approximately $45.0 million to acquire substantially all rights to the film (of which $8.1 million had been paid as of March 31, 2004). In connection with the acquisition, DreamWorks Studios entered into loan agreements for the financing of the production costs of up to approximately $28.7 million. Of this amount, $11.0 million had been borrowed at March 31, 2004. Because we are obligated to acquire this film upon its completion in 2005, we have included amounts in this table related to the obligation.

(3)	We operate an animation campus in Glendale, California. The lease on the property, which was originally acquired for $76.5 million, qualified as an operating lease. In March 2002, we renegotiated the lease through the creation of a special-purpose entity that acquired the property for $73.0 million and leased the facility to us for a five-year term. In accordance with the provisions of FIN 46, we have included the asset, debt and non- controlling interest on our combined balance sheet as of December 31, 2003. We expect to refinance this obligation prior to its maturity.

(4)	Universal Studios has advanced DreamWorks Studios amounts based on expected future receipts from films that it releases. A portion of these advances relate to animated films and have been allocated to us by DreamWorks Studios. We expect to become obligated to DreamWorks Studios with respect to all or a portion of these advances in connection with our separation from it.

Deferred Income Tax Benefit

      In conjunction with this offering and as part of our separation from DreamWorks Studios, we expect a partial increase in the tax basis of our tangible and intangible assets as a result of certain transactions that Vulcan may engage in. This increase in basis generally should result in additional tax deductions available to us over a period of 15 years. To the extent we generate taxable income sufficient actually to realize the additional cash tax savings from such deductions, we will be required to pay Vulcan a percentage of the amount of the cash tax savings actually realized.

Market & Exchange Rate Risk

      Interest Rate Risk. We are exposed to the impact of interest rate changes as a result of our variable rate long-term debt and debt allocated to us by DreamWorks Studios. DreamWorks Studios uses derivative instruments from time to time to manage the related risk. Because DreamWorks Studios allocates to us the income and expense associated with these derivative instruments, this has resulted in short term gains or losses. As part of our separation from DreamWorks Studios, we will no longer be allocated interest expense or other income and expense associated with derivative instruments, although we will assume the interest rate swap agreements associated with our Glendale animation campus. We will continue to actively monitor fluctuations in interest rates. A hypothetical 1% change in the interest rates applicable to the debt associated with our Glendale animation campus and Wallace & Gromit: Tale of the Were Rabbit obligation would result in a $0.8 million increase or decrease in interest expense. Because we expect to repay any obligations that we assume from DreamWorks Studios with the proceeds of this offering, we have not performed an analysis of our interest rate risk for any debt that has been allocated to us by DreamWorks Studios.

      Foreign Currency Risk. We are subject to market risks resulting from fluctuations in foreign currency exchange rates through our non-U.S. revenue sources and we incur certain distribution and production costs in foreign currencies. However, there is a natural hedge against foreign currency changes due to the fact that, while significant receipts for international territories may be foreign currency denominated, significant distribution expenses will be similarly denominated, mitigating fluctuations to some extent depending on their relative magnitude. Wallace & Gromit: Tale of the Were Rabbit, currently in production in the United Kingdom, is the only project that we expect to be produced abroad, and we have therefore entered into a hedge agreement intended to reduce our exposure to changes in the British pound.

      Credit Risk. We are exposed to credit risk from DreamWorks Studios and third parties, including customers, counter parties and distribution partners. These parties may default on their obligations to us, due to bankruptcy, lack of liquidity, operational failure or other reasons.

New Accounting Pronouncements

      In December 2002, the Financial Accounting Standards Board (“FASB”) issued FAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (“FAS 148”). FAS 148 amends FAS No. 123, “Accounting for Stock-Based Compensation” (“FAS 123”), to provide alternative methods of transition for an entity that voluntarily changes to the fair value method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure provisions of FAS 123 to require prominent disclosure of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported operating results, including per share amounts, in annual and interim financial statements. The disclosure provisions of FAS 148 were effective immediately upon issuance in 2002. As of December 31, 2003, we have no immediate plans to adopt the fair value method of accounting for stock-based employee compensation.

      In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities.” In November 2003, the FASB revised certain provisions of FIN 46. FIN 46 requires a variable interest entity (defined as a corporation, partnership, trust or any other legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities) to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns, or both. The consolidation requirements of FIN 46, as revised, apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements for older entities were effective on December 31, 2003. Upon our adoption of FIN 46 as of December 31, 2003, we consolidated the special-purpose entity that acquired our Glendale animation campus. Such consolidation has resulted in an increase in property, plant and equipment of approximately $70.2 million, net of accumulated depreciation, an increase in debt and a non-controlling minority interest of $70.1 million and $2.9 million, respectively, and a cumulative effect of a change in accounting principle of $2.5 million.

INDUSTRY OVERVIEW

Motion Picture Industry

      The motion picture industry involves the production and distribution of feature films. Production involves the development and physical production of feature-length films. Distribution involves the domestic and international marketing and exploitation of those films in a variety of ways, including theatrical exhibition, home video sales and rentals, licensing fees from pay and broadcast television operators and revenue from ancillary markets. The major studios have leading industry positions based on the number of films that they release. The major studios are generally part of large diversified corporations with production and distribution operations and established relationships with exhibitors, creative talent and others involved in the industry. The MPAA defines the major studios as Metro-Goldwyn-Mayer Inc. (including MGM Studios, MGM Pictures, Orion and UA Films), Paramount Pictures Corporation, Sony Pictures Entertainment, Inc. (including Columbia Pictures), The Walt Disney Company (including Buena Vista, Miramax Films and Touchstone), Twentieth Century Fox Film Corp., Universal Studios and Warner Bros. (including Castle Rock Entertainment, New Line Cinema and Turner). In the past seven years, the total number of feature films released in the United States has remained relatively stable, with 471 released in 1996 compared to 473 released in 2003, according to the MPAA. In addition to distributing films developed and produced by their wholly owned studios, the major studios also distribute films of independent production companies and independent film studios. These smaller, independent studios, such as Pixar, Muse Productions and Icon Productions produce a varying number of films per year, but generally fewer than the major studios. Although DreamWorks Studios is not defined as a major studio by the MPAA, DreamWorks Studios distributes its own films in the domestic theatrical market and worldwide television markets and sub-distributes films through several parties in the international theatrical and worldwide home video markets. Our films will be distributed by DreamWorks Studios. As compared to the major studios, which, between 2001 and 2003 distributed an average of approximately 29 films per studio (inclusive of their subsidiaries) per year in the U.S. theatrical market, DreamWorks Studios distributed an average of approximately six films per year over the same time period.

Animated Motion Picture Industry

      The motion picture industry can be divided into two categories — animated films and live-action films. The vast majority of films theatrically released are live-action films. Animated films are typically either hand-drawn, stop-motion or computer generated (or “CG”). Hand-drawn films are the traditional two-dimensional films, such as Snow White and the Seven Dwarfs, that have historically comprised the majority of animated films. Stop-motion films, such as Chicken Run, involve animating three-dimensional models by making small adjustments to the model between each frame of film to simulate motion. CG animated films, such as Shrek 2, are made by creating and animating digital models and sets that have been built in a virtual world using complex computer programs. For a description of how CG animated films are made, see “Business — How We Develop and Produce Our Films.”

      The animated film business differs from the live-action film business in several key ways, including development process and schedules, cost structure and revenue realization. Animated films rely on the collaborative skills of a wide variety of artists, including directors, producers, animators, lighters, effects artists, screenplay writers, technical personnel and voice talent, while live-action films heavily rely on the talent of actors and the vision of a single director. After initial development, it takes approximately three to four years to produce a high-quality animated film, while a live-action film is typically produced within a period of 12 to 18 months.

      Due in part to these production differences, the cost structures of animated and live-action films are different. The production costs of an animated film consist primarily of the salaries paid to a larger number of employees working over a longer time period than on a typical live-action film, corporate overhead allocated to the film and equipment and technology costs. On the other hand, a live-action film’s production costs vary for a variety of reasons, including the caliber of acting talent that is hired, the degree to which the film relies on special effects, and whether the film is shot in remote or otherwise expensive set locations. In general, due to the much shorter time commitment involved, compensation paid to voice talent in connection with an animated film generally is significantly less than compensation paid to an actor in a live-action film, although in some cases, particularly with respect to sequels (such as Shrek 2), these costs (including contingent compensation) can be significant. In addition, because of their production cost structures and the length of time it takes to produce high-quality animated films, they are generally treated as event movies, on par with big-budget live-action productions, and their marketing budgets are generally comparable to such films.

      In addition to having different cost structures, revenue derived from animated films generally has significantly different characteristics than revenue derived from live-action films. In theaters, animated films typically have shorter playing times (generally no longer than 100 minutes), while live-action movies can have playing times of over 160 minutes. Accordingly, animated films can be shown more often per screen than longer live-action films, which can result in greater attendance and higher box office receipts. In addition, historically, animated films generally have been more successful in the home video market than live-action films, as they tend to sell more home video units per box-office dollar and tend to have more durable sales past the first cycle. According to industry reports, since 2000, animated titles have sold approximately one million home video units per $13.6 million in domestic box office as compared to one million home video units sold per $19.8 million in domestic box office for PG-rated and G-rated live-action films. Over this same time period, our animated titles have sold approximately one million home video units per $12.6 million in domestic box office. Animated films have also been more successful in the lucrative sell-through market as compared to the rental market, which we believe is due to their cross-generational family entertainment appeal and the viewing habits of these audiences, which are generally made up of younger, repeat viewers. In addition, animated films have proven successful in the direct-to-video market. According to AC Nielsen, direct-to-video titles have sold an estimated 2.3 million units per title since August 1999. Finally, animated films and characters are generally more amenable to merchandising and cross-promotional opportunities than the majority of live-action films, particularly with respect to consumer products aimed at families and children.

      Animated films make up a small portion of the overall film market. In the past 10 years, approximately 94 animated films have been theatrically released in the United States, of which 13 were CG animated films. By comparison, according to the MPAA, over 450 live-action films were theatrically released in the United States in 2003 alone. According to Variety, approximately 180 films were originally released in more than 100 theaters in 2003. Of these, nine were animated films, which averaged approximately $65.5 million in domestic box office receipts, and the rest were live-action films, which averaged approximately $50.3 million in domestic box office receipts.

      The number of CG animated films released each year has remained stable at one or two per year since the first CG animated feature film was released in 1995. The table below lists CG-only animated films that have been theatrically released in the United States to date:

*	Through July 18, 2004.

**	Source: Variety (www.variety.com).

Motion Picture Distribution

      In general, the economic life of a motion picture consists of cycles, which is a period of time over which a film runs through each distribution channel at least once. The first cycle of a film’s life is the most important because a film will generate most of its revenue within it. The first cycle typically lasts between seven and 10 years and consists of the sequential distribution of a film in (i) the domestic and international theatrical markets, (ii) the domestic home video, pay-per-view and video-on-demand markets, (iii) the international home video market, (iv) the domestic and international pay television market, (v) the domestic and international broadcast television and basic cable markets and (vi) the domestic syndicated television market. After the first cycle, a film is considered to be a library film and continues to contribute revenue that, when combined with the revenue of other titles in a film library, can be a significant source of additional revenue to a film studio. On average, revenue streams from the sequential distribution of a film after it has been released in the domestic theatrical market account for approximately 85-90% of the total revenue to be realized by the film studio that released it and its distributor. According to industry reports, out of the $38.7 billion of estimated worldwide revenue earned by all studios from feature films in 2002, almost $33.8 billion was generated from markets other than the domestic theatrical market. Notwithstanding that the most significant portion of a film’s revenue stream is derived from outside of the domestic theatrical market, the relationship between domestic theatrical revenue and total revenue has historically been closely correlated. This correlation is primarily driven by the translation of audience acceptance of a film across the various revenue markets. To the extent a film is widely accepted and viewed in the theatrical market where it is first released, it is likely to be widely viewed and purchased in the home video market and viewed in the television market, as customers wish to recreate the original theatrical experience. Additionally, many worldwide pay and free television revenue are contractually determined based on the level of domestic box office receipts or the applicable territory box office receipts achieved on a film-by-film basis.

      Motion pictures are generally made available for distribution in markets subsequent to, or simultaneously with, domestic theatrical release. The chart below shows the timing of substantially all of the revenue generally received during the first cycle from the different markets into which a film is released.

Theatrical Distribution and Marketing

      Theatrical distribution of a motion picture involves the duplication and transportation of release prints, the promotion of the picture through advertising and publicity campaigns (e.g., trailers, television spots and newspaper ads) and the licensing of the motion picture to theatrical exhibitors.

      The successful theatrical exhibition of a film requires the distributor to forecast optimal release dates and to evaluate the strength of competing films expected to be in the market around the same time its film will be ready for release. In general, release dates are picked based on two factors — the historical number of moviegoers for the weekend of release and the scheduled competition on those weekends. The ideal date to release a film is on a high-volume weekend, such as Memorial Day weekend, that coincides with little competition for the same audience. Exhibitors and other film studios are notified of a film’s expected release date approximately one year in advance, although for major productions, the announcement can be even earlier. If production is on schedule and the film is expected to be completed by the release date, exhibitors are invited to a screening of the film approximately one month prior to the release date. Based on the screening, agreements are generally entered with both the nationwide theater chains and with independently owned theaters. These arrangements generally provide for the exhibitor’s payment to the distributor of a percentage of the box office receipts for the exhibition period, in some cases after deduction of the theater’s overhead or a flat negotiated weekly amount. The distributor’s percentage of box office receipts generally ranges from an effective rate of 35% to over 50%, depending upon the financial success of the motion picture and the number of weeks that it plays at the box office. Distributors carefully monitor theater gross receipts to ensure that the exhibitor promptly pays all amounts due. The size and success of the promotional advertising campaign can materially affect the revenue realized from the theatrical release of a motion picture. Similarly, the ability to exhibit motion pictures in the most popular theaters can affect theatrical revenue.

      Motion picture studios can spend well in excess of $50 million on the domestic promotion of a major motion picture, which includes costs related to print, television and radio advertising campaigns, trailers, Internet advertising and non-media costs such as production, creative and exhibitor services and market research. The largest single marketing cost for the major studios is the cost associated with advertising a film on television. According to the MPAA, in 2003 the average domestic cost for a major studio to advertise a new feature film was approximately $35 million. Similar amounts can be spent in total in all international markets in all media promoting a film. Nonetheless, the costs incurred in connection with the distribution and marketing of a motion picture can vary significantly, depending on the number of screens on which the motion picture is to be exhibited, the overall budget of the film and the competition among distributors at the time of release. While marketing campaigns generally raise consumer awareness and ticket sales prior to and during the theatrical release of a feature film, the effects of a successful campaign can also significantly contribute to a film’s success in the home video and other markets.

      Films typically are released theatrically in international territories between one and three months following initial domestic theatrical release and in much the same manner. In recent years, however, studios have begun to capitalize on global media saturation and are releasing films in many of the larger international territories within the first month following domestic release. International release patterns are dependent on local holidays and school schedules, as well as the timing of competitive releases. For the major studios, as well as for DreamWorks Studios, key international territories are Australia, Brazil, France, Germany, Italy, Japan, Korea, Mexico, the United Kingdom and Spain. Animated films differ from live-action films in that they may be dubbed in as many as 30 languages, as compared to live-action films, which are generally dubbed in five or six languages and subtitled elsewhere.

Home Video

      Home video distribution involves the marketing, promotion and sale and/or lease of videocassettes and DVDs to wholesalers, local, regional and national home video retailers (e.g., home video specialty stores, mass merchants, record stores and other outlets), which then sell or rent the videocassettes and DVDs to consumers for private viewing. According to the MPAA, film studio revenue growth for the major studios has been driven by home video in recent years, with worldwide home video revenue growing from approximately $12.4 billion, or approximately 40% of total film studio revenue, in 2001 to approximately $16.3 billion, or approximately 44%, in 2002. In the same time period, revenue generated from home video sales of our animated titles, which primarily includes home video sales of Shrek and Spirit: Stallion of the Cimarron, has averaged approximately 60% of the total revenue derived from those films.

      Major feature films are usually scheduled for release in the domestic home video market within four to six months after domestic theatrical release to capitalize on the theatrical advertising and publicity for the film. Internationally, the release date can vary significantly, but is generally within four to twelve months following domestic theatrical release. Home video units may be sold or leased to wholesalers and retailers for either a fixed price or a percentage share of the rental revenue. Animated titles are generally priced for sale to encourage direct purchase by consumers, referred to as “sell-through,” (as compared to purchases by home video chains that then rent the home video to customers) and, historically, animated films have generally had more success than live-action films in the sell-through market. After the initial home video release period, home video units continue to be sold at reduced sell-through pricing.

      The home video release of an animated feature film involves the manufacture of both DVDs and VHS cassettes of the film, the creation and production of bonus material and the distribution to numerous retail accounts, often accompanied by an extensive marketing campaign. These expenses can vary substantially from film to film, based on how many units are replicated and the distributor’s judgment of an appropriate marketing spending level. The marketing campaign will often include television, radio and print advertising, along with in-store promotions and publicity events. The size of the marketing campaign can be substantially impacted by the time of year of the home video release, the competitive titles being released in the same period and the level of box-office success of the underlying animated film. The success of the home video release is largely dependent upon the theatrical success of the film, the success of the film’s marketing campaign and the choice of an optimal date to release the home video.

      Overall growth in the domestic home video market has accelerated with the introduction of the DVD format, although the growth in DVD demand has led to a decline in the videocassette business. According to the MPAA, sales of DVDs to U.S. dealers in the rental and sell-through markets have increased over 3,000% since 1998 — from approximately 34 million units sold in 1998 to approximately 1.1 billion in 2003. Likewise, according to the MPAA, the number of DVD capable households in the United States in 2003 was approximately 46.7 million compared to approximately 1.2 million in 1998. Although international DVD penetration levels lag behind those in the United States, the demand for DVDs is growing overseas.

Television Markets

      In general, films are distributed in television markets throughout the world either through output agreements or on a film-by-film basis. Output agreements generally involve a film studio and a pay cable or satellite network operator agreeing that all eligible films produced by the film studio will be licensed to the network for exhibition a certain number of times during the license period. In addition, television networks, independent television networks, television stations and basic cable system operators generally license television series, individual films and film packages (consisting of theatrically released feature films and made-for-television movies) pursuant to agreements with distributors or syndicators that allow a fixed number of telecasts over a prescribed period of time for a specified cash license fee or for barter of advertising time. The license fees vary based on factors including the theatrical performance of a film, subscriber counts of pay cable services and/or local theatrical admissions in territories outside the United States.

      Pay-Per-View. Pay-per-view television allows cable and satellite television subscribers to purchase individual programs, including recently released films and live sporting, music or other events, on a “per use” basis. Subscriber fees are typically divided among the program distributor, the pay-per-view operator and the cable or satellite system operator.

      Video-On-Demand. Video-on-demand allows consumers to view a film or television program whenever they choose, or “on demand”. Unlike pay-per-view, video-on-demand offers viewers the ability to pause, rewind and fast-forward programs that they rent for a period of up to 24 hours. According to preliminary MPAA figures, there are currently a limited number of video-on-demand capable households in both domestic and international markets.

      Domestic Pay Television. Pay television allows subscribers to view premium channels such as HBO, Cinemax, Showtime, The Movie Channel and Starz/ Encore that are offered by cable and satellite network operators for a monthly subscription fee. The pay television networks acquire a substantial amount of their programming from the major studios. Most film studios have negotiated output agreements with the major subscription pay services whereby the service provider licenses for distribution all eligible films from the studio for a guaranteed fee typically dependent on domestic theatrical performance.

      International Pay Television. Pay television is offered internationally by over 35 service providers reaching 150 countries worldwide and is generally distributed via cable and/or satellite for a monthly subscription fee, as it is in the United States. Although these international pay television services acquire locally produced motion pictures, the viability of their movie channels is dependent to varying degrees upon access to Hollywood films. Virtually all of the major international pay television services have licensing arrangements (either on an output, volume or package basis) with multiple, if not all, Hollywood studios. In the major European Union countries’ license fees are based on local theatrical admissions. The majority of pay television license agreements throughout the rest of the world tend to be based on U.S. theatrical performance. In those regions of the world comprised of smaller countries — such as Latin America, the Middle East and Southeast Asia — pay television services are generally offered on a pan-regional basis by two competing services per region.

      Broadcast and Basic Cable Television. Broadcast television allows viewers to receive, without charge, programming broadcast over the air by affiliates of the major networks (ABC, CBS, NBC and Fox), other networks such as UPN and the WB Network, independent television stations and cable and satellite networks and stations. In certain areas, viewers may receive the same programming via cable transmission for which they pay a basic cable television fee. Broadcasters or cable system operators pay fees to studios for the right to air programming a specified number of times. Unlike pay-per-view and pay television, broadcast and basic cable networks typically acquire motion pictures more selectively, licensing individual films or small packages of films rather than negotiating more expansive output agreements.

Other Markets

      Motion pictures can generate revenue outside of traditional distribution networks, including from the non-theatrical distribution of motion pictures to airlines, schools, libraries, hospitals and the military.

Soundtrack albums and licensing of rights to perform musical works from film music can also be a source of income. In addition, derivative works such as theme park attractions, ice shows, musicals and plays can be created to generate additional sources of revenue. Other revenue may be generated from the licensing of rights to manufacture and distribute board and video games, dolls, clothing and similar commercial articles derived from characters or other elements of a motion picture, and we expect that similar revenue opportunities will likely exist in new and emerging technology markets, such as cell-phone and other mobile and wireless devices.

BUSINESS

Overview

      DreamWorks Animation is principally devoted to developing and producing computer generated, or CG, animated feature films. With world-class creative talent, a strong and experienced management team and advanced CG filmmaking technology and techniques, we make high quality CG animated films meant for a broad movie-going audience. We believe we currently have more CG animated feature films in development and production than any other animation studio. We employ a core staff of artists, technology personnel and production staff who have been creating, developing and applying CG techniques for over 20 years. We have theatrically released a total of eight animated feature films, three of which have been CG-only, and one direct-to-video title. Our CG animated feature films have achieved domestic box office success, with Antz, Shrek and Shrek 2 grossing approximately $90.2 million, $267.7 million and $425.0 million (Shrek 2’s results are through July 18, 2004), respectively, and collectively selling approximately 56 million home video units worldwide (Shrek 2 is scheduled to be released on home video in November 2004). Shrek 2, which opened on May 18, 2004, was the most widely distributed film ever in the domestic theatrical market (playing in 4,223 theaters at its peak), achieved the highest domestic box office gross of any animated film, had the most successful three-day opening weekend of any animated film and broke the single-day box office sales record for any film by grossing $44.8 million. Our five non-CG animated feature films have achieved total domestic box office receipts of approximately $358.7 million and have sold approximately 44 million home video units worldwide. We believe our experience, creative talent, scale of operations, technology and animation proficiency enable us to produce two high quality CG animated feature films per year. We are scheduled to release our second CG animated feature film for the year, Shark Tale, into the domestic theatrical market on October 1, 2004. We are in various stages of pre-production and production on five additional feature films that we expect to release through 2006. In addition, we have a substantial number of projects in creative and story development that are expected to fill the release schedule in 2007 and beyond.

      Our feature films are the source of substantially all of our revenue. We derive revenue from the worldwide exploitation of our feature films in theaters and in markets such as home video, pay and free broadcast television and ancillary markets. We retain the exclusive copyright and other intellectual property rights to all of our films and characters, excluding Aardman Animation films and characters (some of which we co-own), and we have access to an established distribution and marketing network to fully exploit our films and characters in theatrical, home video, television and ancillary markets throughout the world. We have important strategic relationships with retailers, promotional partners and licensees around the world that significantly enhance consumer awareness of our films and their revenue-producing potential. In addition to producing feature films for theatrical release, we intend to develop and produce CG animated films for the direct-to-video market. We have also developed and are currently producing a CG animated television series for NBC called Father of the Pride, which is scheduled to air in primetime in the fall of 2004.

      Prior to the consummation of this offering, we will enter into the Distribution Agreement with DreamWorks Studios. Under the terms of that agreement, DreamWorks Studios will generally be responsible for the distribution, marketing and servicing of all of our completed animated films, including our previously released films, and direct-to-video pictures. DreamWorks Studios currently distributes, and we expect will continue to distribute, our motion pictures in international theatrical markets through distribution agreements with Universal Studios, an industry leading distributor and fulfillment services provider, CJ Entertainment (in Korea and the People’s Republic of China) and Kadokawa Entertainment (in Japan). DreamWorks Studios has engaged Universal Studios to be our worldwide principal fulfillment services provider for our home video units, excluding only Korea and Japan, where CJ Entertainment and Kadokawa Entertainment, respectively, will perform such functions. The Distribution Agreement will cover the distribution of our films and pictures in all media and markets on a worldwide basis that are available for delivery through the later of (i) delivery of 12 animated feature films, beginning with Shark Tale, and (ii) December 31, 2010. In general, the term of the Distribution Agreement will be extended to the extent of the terms, if longer, of any of DreamWorks Studios’ sub-distribution, servicing and licensing agreements that cover our films and that we pre-approve (such as DreamWorks Studios’ existing arrangements with Universal Studios, CJ Entertainment and Kadokawa

Entertainment). Even if we terminate our distribution relationship with DreamWorks Studios, our existing and future films generally will still be subject to the terms of those pre-approved agreements. We will retain the copyrights and other intellectual property related to our films and the right to directly exploit certain ancillary rights, such as commercial tie-ins, and promotional, literary publishing, music publishing, soundtrack, radio, legitimate stage and merchandising rights. We believe our relationship with DreamWorks Studios provides us with many advantages, including the ability to create consumer awareness and demand for our films through DreamWorks Studios’ seasoned theatrical marketing, distribution and home video teams. Please see “Related Party Agreements — Distribution Agreement” for a more detailed description of the Distribution Agreement.

Company History

      We have been a business division of DreamWorks Studios, the diversified entertainment company formed by Steven Spielberg, Jeffrey Katzenberg and David Geffen, since its formation in October 1994. We have grown from several hundred employees releasing a single animated film per year to our current status as a separate company with approximately 1,200 employees and the capacity to release two CG animated feature films annually.

      We have conducted our business primarily through DreamWorks Studios’ animation division, which includes DreamWorks Animation L.L.C. and Pacific Data Images, Inc. and its subsidiaries (“PDI”). On the date of the consummation of this offering, we will complete the separation of our business from those of DreamWorks Studios. The separation will be accomplished by the direct transfer of certain of the assets and liabilities that comprise our business, as well as by the transfer, by way of merger or otherwise, of certain of DreamWorks Studios’ subsidiaries to us. For a description of our separation from DreamWorks Studios, see “Related Party Agreement — Separation Agreement.”

      We conduct our business primarily in two studios — in Glendale, where we are headquartered, and in Redwood City, California. Our Glendale animation campus, where the majority of our animators and production staff is based, was custom built in 1997 for use as an animation studio. In 1997, we formed a joint venture with PDI to produce Antz, and in 2000 we acquired a controlling stake in PDI. Our animators have won numerous awards for their work in CG animation, most recently having won a Technical Achievement Award from the Academy of Motion Picture Arts and Sciences for our facial animation system.

      Since 1998, we have released eight animated feature films, including Shrek 2 in May of this year. In addition, we have released one animated direct-to-video film. Historically, we have produced both CG animated feature films as well as hand-drawn two dimensional animated feature films. While all of our films produced to date, except Chicken Run, contained CG images, only Antz, Shrek and Shrek 2 were created solely using CG animation. The average domestic box office performance of those films has been significantly higher than that of our hand-drawn, two dimensional feature films. In 2001, due to the success of CG animated films, we decided to exit the two dimensional, hand-drawn business after the completion and release, in 2002 and 2003, of the two remaining hand-drawn features that were in production. Beginning with Shrek 2, all films in production and projects in development, other than certain films that we may finance, co-produce or distribute for Aardman Animations, are expected to be produced solely using CG images and techniques. Aardman Animations is the Academy Award® winning animation studio founded in 1972 by David Sproxton and Peter Lord, best known for its work in stop-motion animation. DreamWorks Studios and Aardman Animations have collaborated in the past on Chicken Run, which was produced by Aardman Animations and distributed in certain territories, including the United States, by DreamWorks Studios. We also have a commitment to distribute Wallace & Gromit: Tale of the Were Rabbit, another stop-motion film being produced by Aardman Animation.

      In addition to our strategic shift to CG animated films, in 2001 we decided to focus on developing a unique identity for our films that seeks to appeal to a broad-based audience of families, teens and adults. Shrek, in particular, represented a breakthrough for this kind of movie. Not only did Shrek achieve critical acclaim by being nominated for two Academy Awards® and winning the first ever Academy Award® for Best Animated Feature, but it also was a financial success, as it generated domestic box office receipts of approximately $267.7 million. Shrek’s domestic box office receipts surpassed the box office receipts of all other animated feature films released prior to it, excluding only The Lion King. In addition, Shrek has been very successful in the home video market, with approximately 28 million units sold domestically (approximately 12 million of which were DVDs) and approximately 15 million sold internationally. Like Shrek, Shrek 2 has been critically acclaimed. It has also established several box office records, including achieving the highest domestic box office gross of any animated film at $425.0 million as of July 18, 2004, and the highest single-day sales total of any film, with $44.8 million in domestic box office receipts.

Our Strengths

      We believe our competitive strengths to be as follows:

•	Strong Management Team with a Successful Track Record. Our creative and production management team, led by Jeffrey Katzenberg, consists of some of the most experienced individuals in the CG animation industry, with an average of over 12 years of experience in the animation field and 18 years in the entertainment industry. Mr. Katzenberg, as Chairman of The Walt Disney Studios, was one of the key architects responsible for building Disney’s filmed entertainment business from approximately $245 million in revenue in 1984 to one that generated revenue exceeding $4.7 billion in 1994. Driving this tremendous growth was Disney’s animated film division, which, under Mr. Katzenberg’s leadership, produced such successful films as The Lion King, Aladdin and Beauty and the Beast. Mr. Katzenberg and his management team have led DreamWorks Studios’ animation division since its formation and have overseen the successful release of a number of animated films, including Antz, Shrek and Shrek 2.

•	Creative and Experienced Talent. Our producers, directors and production executives, many of whom are signed to long-term contracts, are among the most experienced in the CG animation industry, having produced, directed or otherwise overseen highly successful animated feature films such as Shrek, Shrek 2, The Lion King, Toy Story, Beauty and the Beast and Aladdin. Our dedicated artists, technology personnel and production staff, numbering approximately 1,000 employees, are also among the most talented and creative in the industry. We emphasize the importance of quality scripts when considering film ideas, and generally engage proven screenwriters, comedians and other writers to develop and produce our storylines. In addition, these writers are deeply involved throughout the production process so that our story department and technical personnel can directly collaborate with the creative talent that develops a story. Finally, our commitment to investing in our people and technology helps ensure that our films continue to represent the cutting edge in CG animated filmmaking. We attract and retain our animators and creative and technical staff with competitive compensation packages and an artist friendly environment that emphasizes ongoing training in animation artistry and technology.

•	Strong and Adaptable Technology Foundation. Our technology plays an important role in the production of our films. Our technology development staff has been responsible for many award-winning innovations that continue to advance the art of CG animated film-making. We also continue to innovate in the application of new technologies to the production process, which has enabled us to produce progressively richer and more visually sophisticated imagery in our films. Our focus on user interface and tool development enables our animators to adeptly use existing and emerging CG technologies, allowing us to maximize our artistic talent within a CG environment. In addition, we have strategic relationships with leading technology companies that allow us to leverage third-party advancements and technology innovation substantially before they are available to the open market, which gives us a valuable advantage in the rapidly changing landscape of technology.

•	Exclusive Ownership of Our Films and Characters. We exclusively own the copyright and other property rights to all of our films, including the animated films released prior to this offering, with the exception of certain films that we produce with Aardman Animations. Because of our exclusive ownership, we control the creative direction and the exploitation of our films and characters and retain the sole right to create sequels and other derivative products such as direct-to-video films and consumer products. We believe that our ability to control the continued exploitation of our properties is a competitive advantage and allows us to capitalize on an already existing audience base for our films.

•	Established Distribution and Promotion Infrastructure. Our films have been distributed through DreamWorks Studios since we released our first film in 1998, and we and DreamWorks Studios have developed strong relationships with a host of prominent companies to help promote our films. In addition, DreamWorks Studios has worked with Universal Studios, the principal international theatrical distributor and principal home video fulfillment services provider of our films, since 1995. We believe our relationship with DreamWorks Studios and its international distributors and fulfillment services providers have created proven distribution channels and marketing networks for our films, particularly with respect to home video. In addition, we believe that our established merchandising and promotions group is among the most capable in the industry, with the ability to leverage our strong relationships with retailers and other consumer products companies to maximize the ways in which we promote and profit from our films.

Our Strategy

      We intend to maintain our position as one of the leading developers and producers of CG animated feature films. To accomplish this goal, we are pursuing the major strategies described below.

•	Focus on Maintaining Broad Audience Appeal for Our Films Through the Unique Identity of DreamWorks Animation. We believe that DreamWorks has developed a unique identity that the public associates with innovative and popular movies such as the Shrek films. We intend to build on DreamWorks’ brand recognition by continuing to make unique, high quality, CG animated films that have a sophisticated tone and visual style. We believe our style and our appeal to a broad-based audience of families, teens and adults set us apart from traditional animated films and film companies.

•	Use Our Existing Scale of Operations to Release Two CG Animated Feature Films Per Year. We intend to release two CG animated feature films per year. We believe this exceeds the current production schedule of any other CG animation studio and allows us to leverage our infrastructure and spread overhead costs over a greater number of films than our current competitors. We believe that, although other studios may have the financial or technical capacity to match our output of two high-quality CG animated feature film releases per year, the time that it takes to develop and produce CG animated feature films makes it unlikely that any other studio will do so within the near future.

•	Use Star Talent to Increase Popular Appeal. Our films feature the voice talent of some of the most celebrated actors in the entertainment industry. We believe that using the voices of today’s top feature film and television actors in both domestic and international markets enhances our films as their unique voices and talent help bring our characters to life. We have strong relationships with our star talent. In addition to providing their voices in our films, these actors commit to promoting our films for both theatrical and home video release. We believe this commitment enhances the event status of each release and increases consumer awareness of the film.

•	Take Advantage of Franchise Opportunities. We intend to take advantage of our ownership rights and the broad marketability of animated films to create franchise films and characters that can generate prequels, sequels and other derivative works and licensing opportunities in several different markets, including theme park attractions, stage plays, interactive games and the direct-to-video market. We believe the direct-to-video market, in particular, is receptive to animated films, especially in expanding characters that have become part of popular culture. We expect the production costs associated with direct-to-video titles will be significantly less than those associated with our animated feature films. We believe the relatively low costs of producing direct-to-video titles, and the significant unit volumes generated by even moderately successful titles, support an economic model that can generate meaningful profits for us.

•	Continue Developing Superior CG Animation Skills. We believe we are at the forefront of technical achievement in CG animated filmmaking due to the collaboration and artistic skills of our artists, technology personnel and production staff and because we have built a user-friendly production environment that allows our artists and animators to fully exploit the complex technologies used in CG animated filmmaking. We have invested, and will continue to dedicate, significant resources in the proper training and support of our creative staff. Because of our training efforts and the flexibility of our production environment, we were able to re-train over 140 world-class animators who specialized in hand-drawn cel animation to become highly proficient with CG animation techniques. In addition, we intend to continue to invest in our technology to ensure that, from an artistic and technical perspective, our films remain state-of-the-art in CG animated filmmaking.

•	Maximize the Success of Our Films Through Promotional Partnerships. We have developed strong relationships with a number of well-known retailers and consumer products companies throughout the world that help us promote our films in many valuable ways. We believe these promotional campaigns have been very successful and have resulted in increased movie theater attendance, greater home video sales and other consumer product sales. We intend to continue developing new relationships with prominent companies and to continue utilizing existing relationships to ensure maximum consumer awareness for our films.

Our Films

Films in Production

      We are currently producing five animated feature films (in addition to Shark Tale), and have committed to acquire distribution rights to one stop-motion film being produced by Aardman Animations. In addition, we have a substantial number of projects in development that are expected to fill our release schedule in 2007 and beyond. The table below lists all of our films in various stages of pre-production and production that are expected to be released through 2006.

Title	Expected Release Date*	Voice Talent*

Shark Tale**	October 1, 2004	Will Smith, Robert De Niro, Renée Zellweger, Jack Black, Angelina Jolie, Martin Scorsese, Peter Falk, Michael Imperioli, Vincent Pastore, Ziggy Marley, Doug E. Doug
Madagascar	2005	Ben Stiller, Chris Rock, Jada Pinkett-Smith, David Schwimmer
Wallace & Gromit: Tale of the Were Rabbit (stop-motion)	2005	Ralph Fiennes, Helena Bonham Carter, Peter Sallis
Flushed Away	2006	To be announced
Over the Hedge	2006	Jim Carrey, Garry Shandling
Shrek 3	2006	Mike Myers, Cameron Diaz, Eddie Murphy, Antonio Banderas

*	Release dates and voice talent are tentative. Due to the uncertainties involved in the development and production of animated feature films, the date of their completion can be significantly delayed and planned voice talent can change.

**	In post-production.

      Shark Tale. A smooth talking little fish named Oscar (voiced by Will Smith), tired of scraping out a living at the bottom of the food chain, rockets to the top of the reef by taking credit for something he did not do — killing a great white shark. Oscar becomes a local hero, getting everything his heart desires, including a penthouse suite and the attention of the hottest girl on the reef. Eventually the truth catches up with him, and Oscar discovers that it is impossible to live a lie and that happiness was right in front of him all along. Shark Tale’s voice cast is an ensemble of world-class talent rarely seen in any film: Will Smith, Robert De Niro,

Renée Zellweger, Jack Black, Angelina Jolie, Martin Scorsese, Peter Falk, Michael Imperioli, Vincent Pastore, Ziggy Marley and Doug E. Doug. As of July 1, 2004, Shark Tale is in its final stages of production, has completed voice recording and has begun post-production and the final mix.

      Madagascar. A comic adventure about four New York City Central Park Zoo animals who find themselves unexpectedly shipwrecked on the exotic island of Madagascar. Best of friends in the civilized world, these die-hard native New Yorkers must try to survive in the wild and discover the true meaning of the phrase, “it’s a jungle out there.” Madagascar features the voices of Ben Stiller, Chris Rock, Jada Pinkett-Smith and David Schwimmer. As of July 1, 2004, Madagascar was in full production.

      Wallace & Gromit: Tale of the Were Rabbit. Produced with Aardman Animations in Bristol, England (makers of Chicken Run), Wallace & Gromit: Tale of the Were Rabbit is the first feature film about the characters of the Academy Award-winning film shorts of the same name. Wallace & Gromit: Tale of the Were Rabbit is being produced in stop-motion animation, the style for which Aardman and its award-winning director, Nick Park, are well recognized. As of July 1, 2004, Wallace & Gromit: Tale of the Were Rabbit was halfway through its shooting schedule with over three-quarters of the film’s final voices recorded.

      Flushed Away. Flushed Away marks the third collaboration between us and Aardman Animations. Sophisticated socialite rat, Roderick St. James, lives a charmed life in a posh Kensington flat. Accidentally flushed down his own loo, Roddy winds up in the sewer and strikes a deal with a street-smart rat named Rita to take him home. As they voyage through the sewer, a thriving underground “Ratropolis” full of both great charm and peril, sparks fly between our rats from opposite worlds. But when Roddy realizes this secret city is facing disaster, he is forced to choose between the life of privilege “up top” and Rita and the citizens of Ratropolis. As of July 1, 2004, Flushed Away was in pre-production, with production scheduled to begin in the fall of 2004.

      Over the Hedge. Based on the popular comic strip seen in over 200 newspapers, Over the Hedge tells the story of a mischievous raccoon named R.J. (voiced by Jim Carrey) and a timid turtle named Verne (voiced by Garry Shandling). When R.J., Verne and their woodland friends find a suburban housing development encroaching on their forest home, Verne’s first instinct is to head for the hills. But the opportunistic R.J. sees a treasure trove to be had from his unsuspecting new neighbors. Together, Verne and R.J. form an unlikely friendship as they observe and exploit this strange new world called suburbia. As of July 1, 2004, Over the Hedge was in pre-production, with production set to commence in early 2005.

      Shrek 3. Shrek 2, the #1 comedy film of all time, based on domestic box office receipts, continues with Shrek 3. Mike Myers, Eddie Murphy, Cameron Diaz, Antonio Banderas, and the behind-the-scenes talent of Shrek 2 return for this new adventure. As of July 1, 2004, Shrek 3 was in pre-production, with production set to commence in early 2005.

Released Films

      To date, we have theatrically released eight animated feature films and one direct-to-video film. Each of these films continues to generate first-cycle revenue. The table below lists our animated films produced and released to date:

	Domestic	Domestic Box	Worldwide Home
Title	Release Date	Office Receipts(1)	Video Units Sold

		(In millions)
CG Animated
Shrek 2	May 19, 2004	$425.0 (2)	N/A (2)
Shrek	May 18, 2001	267.7	41.8
Antz	Oct. 2, 1998	90.6	14.3
Primarily Hand-Drawn and Other
Chicken Run (stop-motion)(3)	June 21, 2000	106.8	8.8
The Prince of Egypt	Dec. 18, 1998	101.3	13.5
Spirit: Stallion of the Cimarron	May 24, 2002	73.3	11.1
The Road to El Dorado	Mar. 31, 2000	50.9	6.3
Sinbad: Legend of the Seven Seas	July 06, 2003	26.4	4.2
Joseph: King of Dreams (direct-to-video)	Nov. 7, 2000	N/A	2.7

(1)	Source: Variety

(2)	Shrek 2 receipts are through July 18, 2004. Shrek 2 is scheduled to be released in the home video market in November 2004.

(3)	Produced by Aardman Animations and co-financed and distributed by us in certain territories.

How We Distribute, Promote and Market our Films

Distribution and Marketing

      In general, we have distributed and marketed our films in all media through our parent, DreamWorks Studios and its sub-distributors and fulfillment services providers in a manner that we believe has been consistent with general industry practice (see “Industry Overview — Motion Picture Distribution”). In the future, we expect to continue marketing and distributing all of our films through DreamWorks Studios in a consistent manner, but our distribution relationship will be governed by the Distribution Agreement, which we will enter into prior to the consummation of this offering. Pursuant to the Distribution Agreement, we will grant DreamWorks Studios the exclusive worldwide right to distribute all of our animated feature films and direct-to-video pictures completed and available for release through the later of (i) delivery of 12 animated feature films, beginning with Shark Tale, and (ii) December 31, 2010. In general, the term of the Distribution Agreement will be extended to the extent of the term, if longer, of any of DreamWorks Studios’ sub-distribution, servicing and licensing agreements that we pre-approve (such as DreamWorks Studios’ existing arrangements with Universal Studios, CJ Entertainment and Kadokawa Entertainment). In addition, even if we terminate our distribution relationship with DreamWorks Studios, our existing and future films generally will still be subject to the terms of those pre-approved agreements. The Distribution Agreement will also grant DreamWorks Studios identical rights with respect to all animated feature films and direct-to-video pictures that we have previously released.

      The Distribution Agreement will provide that DreamWorks Studios will be responsible for advertising, publicizing, promoting, distributing and exploiting our animated feature films and direct-to-video pictures in a manner consistent with the customary and reasonable business practices of the motion picture industry and DreamWorks Studios’ prevailing and commercially reasonable practices. Specifically, the distribution, promotional and marketing services that DreamWorks Studios will provide with respect to our theatrically released animated feature films will be required to be substantially comparable to the distribution, promotional and marketing services provided by DreamWorks Studios in connection with the initial theatrical and home video release of our films that DreamWorks released prior to the effectiveness of the Distribution Agreement. For a more detailed description of the Distribution Agreement, see “Related Party Agreements — Distribution Agreement.”

Theatrical Distribution

      DreamWorks Studios directly distributes and markets our films in the domestic theatrical market. Outside of this market, DreamWorks Studios distributes and markets our films through its distribution and fulfillment services agreements with Universal Studios and CJ Entertainment and its distribution and licensing agreements with Kadokawa Entertainment. Outside of Japan, Korea, the People’s Republic of China, and the domestic market, Universal Studios theatrically distributes and markets our films through United International Pictures, a joint venture with Paramount Pictures. United International Pictures is one of the leading international film distributors in the world and operates in approximately fifty countries. In Korea and the People’s Republic of China, CJ Entertainment provides theatrical distribution services, and in Japan, Kadokawa Entertainment provides such services.

      DreamWorks Studios has a domestic distribution group that distributes our films through theaters and theater circuits and through non-theatrical venues, such as hotels, airlines, cruise ships and other common carriers and military installations. All of our films are intended to be distributed as wide releases on more than 1,500 screens. DreamWorks Studios’ distribution group selects exhibitors for our films based on the quality of the facility, the box office success of animated films in that theater and geographic area, the terms of the exhibition agreement, the length of the run to which the exhibitor is willing to commit and all other relevant information available to them.

      DreamWorks Studios uses sophisticated technology that provides the informational background for the decision-making process involved in the distribution of our film products. In the United States and Canada, the information system links DreamWorks Studios’ distribution offices with each other and with exhibitors, print laboratories, film shippers, advertising agencies and publicists. This seamless book-to-billing system allows DreamWorks Studios to set shipment dates for print ads and trailers to theaters, send billing statements to exhibitors and track performance, all electronically.

      The system currently maintains four years of historical industry film performance data, which is used in an on-line environment that tracks theater-by-theater performance histories for DreamWorks Studios’ distributed films. This system assists DreamWorks Studios and us in determining the most profitable venues for our films and helps determine optimal release dates. In addition, the system provides weekly receipts information so that DreamWorks Studios can accurately track gross receipts at theaters and the proceeds it is due.

      DreamWorks Studios is directly responsible for all billing and collection of gross rentals from theater operators for the domestic markets. Each week, DreamWorks Studios receives a billing statement from each theater indicating the level of box office receipts. The billing is followed by a written confirmation of receipts, at which time DreamWorks Studios prepares a bill to the theater owner. DreamWorks Studios estimates that at least 80% of the box office data required to generate theater billings is received through a centralized collection information agency that is linked directly to DreamWorks Studios’ book-to-billing system. The remainder is generated through direct inquiry on a circuit-by-circuit or theater-by-theater basis.

Home Video Distribution

      DreamWorks Studios has entered into an agreement with Universal Studios to service the worldwide distribution of our DVDs and videocassettes for home video, other than in Japan and Korea. The services of Universal Studios are comprehensive and include all manufacturing and packaging, marketing, distribution, billing and collection. In Japan and Korea, DreamWorks Studios has entered into agreements with Kadokawa Entertainment and CJ Entertainment, respectively, to provide similar services. DreamWorks Studios’ home video division maintains a small core of executives to oversee distribution, marketing and operations. These agreements pertain to both home video rental and the sell-through markets, both domestically and internationally.

      In addition, we and DreamWorks Studios enjoy a strong relationship with some of the world’s largest retailers. We work with these key retailers to develop custom marketing programs to support the launch of our home video titles. Our relationship with these stores have resulted in broad promotion of our home videos and ancillary consumer products in stores throughout the world.

      Since 1996, DreamWorks Studios has released over 53 films into the worldwide home video market and has had a successful track record in “event” marketing of such films as Shrek, which ranks as one of the top-selling home videos of all time, with approximately 42 million home video units sold worldwide. DreamWorks Studios has achieved this success through the creative marketing efforts of its seasoned executive team, which pioneered the sell-through business prior to joining DreamWorks Studios, and by cultivating close relationships with retailers around the world. DreamWorks Studios’ home video division has received numerous awards for creativity and marketing from consumer and industry organizations including the Cannes DVD Festival, Parent’s Choice, DVD Entertainment Awards and the VSDA Home Entertainment Awards.

Television Distribution

      DreamWorks Studios distributes our films in worldwide television markets, including pay television, by licensing our films pursuant to output agreements and individual and package film agreements, which generally provide that the exhibitor pays a fee for each film exhibited during the specified license period for that film, which may vary according to the theatrical success of the film. DreamWorks Studios has entered into license agreements for domestic pay television, domestic free television and domestic basic cable with respect to our films. Worldwide, DreamWorks Studios has output agreements in place with many of the largest pay and free television distributors around the world. In the past, as a division of DreamWorks Studios, our films have generally been covered by these license and output agreements. We expect that under the Distribution Agreement we will continue to benefit from DreamWorks Studios’ existing agreements and relationships.

Consumer Products

      We have directly entered into strategic licensing arrangements with a number of well-known consumer products companies that generate royalty-based licensing fees. In general, pursuant to these agreements we provide a license to use our characters and film elements in connection with merchandise in exchange for a percentage of net sales of those products. We have entered into agreements with companies such as Activision, Hasbro and Scholastic. Activision is our interactive partner for a number of our movies, including Shrek 2, Shark Tale, Madagascar and Over the Hedge, and is creating several video games for a variety of interactive platforms. Hasbro, our master toy licensee for Shrek 2, Shark Tale and Madagascar is manufacturing and selling toys, puzzles and games such as Shrek Monopoly Jr. and Shrek Operation, each of which are based on classic board games. Scholastic is our worldwide English language (and to a limited extent, Spanish language) publishing partner for several films, beginning with Shrek 2. Scholastic, one of the only brand names in children’s publishing, is our primary publishing partner for storybooks and color/activity books and will produce 19 books based on Shrek 2.

Promotional Partnerships

      The success of our films greatly depends not only on their quality, but also on the degree of consumer awareness that we are able to generate for their theatrical and home video releases. In order to maximize consumer awareness, together with DreamWorks Studios, we have developed promotional partnerships with a host of well known companies. For example, for Shrek 2, we have promotional partnerships with Burger King, Baskin Robbins, General Mills, M&M Mars, Pepsi, Frito-Lay, Hewlett Packard, Dial and The United States Post Office. Likewise, to promote Shark Tale, to date, we have partnered with Burger King, General Mills, Coca-Cola, Hewlett Packard and Krispy Kreme Doughnuts. We have similar relationships with brand leaders in the international marketplace, such as Proctor & Gamble, Nestlé, Kellogg’s, Ferrero (Europe), Barilla

(Italy), Quik (France) and Red Rooster (Australia). Our promotional partnerships are either multi-picture or picture-by-picture arrangements. In general, these arrangements provide that we license our characters and storylines for use in conjunction with our promotional partners’ products or services. In exchange, we generally receive promotional fees in addition to substantial marketing benefits from cross-promotional opportunities, such as inclusion of our characters and movie images in television commercials, print media and on promotional packaging. We believe these relationships are mutually valuable. We benefit because of the substantial consumer awareness generated for our films, and our partners benefit because these arrangements provide them the opportunity to build their brand awareness and associate with popular culture in ways they otherwise might not be able.

How We Develop and Produce our Films

The CG Animated Filmmaking Process

      The filmmaking process starts with an idea. Inspiration for a film comes from many sources — from our in-house staff, from freelance writers and from existing literary works. Successful ideas are generally written up as a treatment (or story description) and then proceed to a screenplay, followed by the storyboarding process and then finally into the production process. After the majority of the development phase is complete, the entire production process, from storyboarding to filming out the final image, can take approximately three to four years.

      We employ small collaborative teams that are responsible for preparing storylines and ideas for the initial stages of development. These teams, through a system of creative development controls, are responsible for ensuring that ideas follow the best creative path within a desired budget and schedule parameter. The table below depicts, in a very general manner, a timeline for the filmmaking process, and describes the four general and overlapping phases that constitute the process and their components:

      An animated film, in its most basic state, is a collection of shots that are assembled and combined with dialogue, sound effects and music to create a cohesive story. A group of shots — for example a close up of Shrek speaking followed by a close-up of Puss-in-Boots responding would constitute two shots — that logically flow together and form a cohesive group is known as a sequence. The collection of sequences that make up the entire film is called the story reel. The story reel is the most important tool for providing continuity and comprehension during the filmmaking process and is the most basic form of the film that will ultimately reach theaters some three-plus years later. All of the component shots and sequences in the story reel (characters, voices, sets, music, and the like) are manipulated using a digital editing console that keeps track of the high-resolution shots and sequences stored in our database and allows for quick, non-linear editing and manipulation of low-resolution duplicates on the story reel. Throughout the filmmaking process, new and modified shots and sequences are integrated into the story reel and replace older shots, sequences and placeholders. As each shot and sequence follows its path to completion, a copy of it is edited into the story reel, which allows the filmmakers to access the most complete version of the film at all times.

      Development. The development phase generally consists of story and visual development and its duration can vary project by project — from a matter of months to a number of years. The primary components of the development stage are:

Treatment: Typically a three to five page outline of the story.

Screenplay: An approximately 80-page script of the story that combines dialogue and stage directions to elaborate the outline of the story.

Storyboarding: A visual script, or storyboard, developed from the screenplay that breaks down the story into thousands of hand-drawn still pictures, similar to a comic book. The storyboard describes and further weaves the plot and characters into a continuous narrative fabric. This is the first stage of the process that adds motion and personality to our characters.

Visual Development: Artists begin to draw character designs, backgrounds and other images that help develop the characters and the setting of the film. Decisions on stylistic approaches, color, use of space and light and other elements, in other words, how the film will eventually look, are all decided in this phase of development.

      Pre-Production. This phase is preparatory to the actual CG animation phase and involves the following:

Modeling: The CG modeler translates two-dimensional imagery of props, environments and characters into three-dimensional geometric representations that can be viewed and manipulated in a computer.

Character Rigging: During character rigging, the three-dimensional model is affixed within the computer with all the points of potential movement or anatomical control, which can number anywhere from a few hundred to several thousand for a primary character. These specialized controls are custom programmed to allow the entire range of a character’s movement and emotion.

Voice Recording: Directors instruct and coach the actors by walking through the scenes and describing the emotions that need to be conveyed. Because the actors are performing their roles, sessions are usually videotaped to help provide reference for the next phases of production and ensure that key expressions, reactions and other nuances are captured.

      Production. The production phase is the longest phase and involves the largest number of staff. It can last up to two years and it primarily consists of:

Layout: Using rough character shapes, we block out the movement of the character in the scene. We determine camera movement, character placement, spacing, basic lighting, geography and scene timing before beginning animation.

Animation: Animators articulate the thousands of skeletal-like controls that were created during the character rigging phase to bring each character to life and to synchronize the characters to the voice recordings. Animation ranges from a subtle change of a sub-surface muscle that changes the expression on a character’s face to a rapid series of intense jerks and twists of digital spine controls that allow characters to run, jump and fly.

Lighting: By applying textures to surfaces, a lighter brings the scene to life. Setting quantity, color, intensity and positioning of light creates the depth and shadow of the desired dramatic effect. In the end, a three-dimensional animated scene is simply hundreds of millions of digital polygons (or surfaces) that have been manipulated to create three dimensional illusion.

      Post Production. In the post production phase, the core visual and dialogue are in place and we add the following important aspects to the film:

Sound Effects: All non-dialogue sounds effects are added.

Music/Score: The final musical components are delivered and cut into the film in addition to the final score.

Sound Mixing: All of the elements of the film are mixed together for proper volume levels and mixing.

Color Correction: The entire film is viewed by the filmmakers to ensure that the colors have properly translated during the final stages of the process.

Final Print: A final version of the completed film is sent to the lab to be printed, checked and ultimately duplicated and shipped to exhibitors around the world.

Our Technology

      Our technology plays an important role in the production of our films. Our technology development staff has been responsible for many award-winning innovations that continue to advance the art of CG animated film-making and many of our employees are active leaders of industry trade organizations, which help set standards within the CG animation community. We also continue to innovate in the application of new technologies to the production process, which has enabled us to produce progressively richer and more visually sophisticated imagery in our films. Our focus on user interface and tool development enables our animators to adeptly use existing and emerging CG technologies, allowing us to leverage our extraordinary artistic talent. In addition, we have strategic relationships with leading technology companies that allow us to leverage third-party advancements and technology innovation substantially before they are available to the open market, which in the rapidly changing landscape of technology gives us a valuable advantage.

      We have several core proprietary technologies and production processes: (1) Our Adaptable Production Environment is a robust data and workflow management architecture for connecting various tools together into an organized and efficient pipeline; (2) Emo is our character animation system; (3) Light and D Render are an interactive lighting tool and a photo realistic rendering software system, respectively; (4) Comp is a high-quality digital compositor; (5) Nile is a sophisticated production tracking and management tool and (6) Virtual Studio Collaboration encompasses a suite of high-end collaboration tools that enable efficient production workflow and collaboration across multiple geographically diverse sites.

      Adaptable Production Environment: The adaptable and flexible production environment at DreamWorks Animation exists because of our core pipeline software, which permits the use of specialized proprietary custom tools, as well as commercially available applications. The proprietary pipeline software includes hundreds of scripts and applications that manage and version the millions of digital elements that make up each of our CG productions. The basis for our production pipeline is a linked collection of proprietary tools that are customizable and allow for the creation of unique, groundbreaking images and visual effects in our films.

      EMOtion: Emo is our Academy Award® winning animation system. It is one of the primary tools used by our animators to put our CG characters in motion. Unlike commercially available software solutions that focus primarily on film visual effects or computer game animation, Emo is designed to deliver animators the control and flexibility to achieve convincing facial expression and full body motion worthy of the world-class acting talent in our films.

      Light and D Render: Together these two software systems provide an interactive lighting interface and a powerful photo-realistic image rendering software. Light provides an interactive shading interface that enables artists to make creative adjustments to the shot’s lighting environment. D Render provides the engine that synthesizes the environment according to the settings established in Light. Light and D Render are essential for establishing the complex visual imagery that is a hallmark of DreamWorks Animation films.

      Comp: Comp is our integrated and interactive compositing package specifically targeted for the needs of high-end CG animation. Architected for parallel work, Comp allows many artists to work concurrently on the same shot. Comp has a sophisticated user interface that maximizes artist productivity and also provides programmatic access for customization and integration into the production workflow.

      Nile: Nile is our production management system used to schedule, coordinate and track the flow of work through the production pipeline. Due to the complex interdependent nature of three dimensional animation, accurate production information is essential for producing high quality animation on a specific schedule and budget. Nile acts as the central repository for all notes, changes and key decisions that take place throughout the production of a film. Furthermore, Nile shares information across productions, allowing the production management team to optimize studio resources and regulate the inventory of work for individual departments.

      Virtual Studio Collaboration: Our Virtual Studio Collaboration technology enables creative collaboration across multiple geographic sites. This technology has been applied to the several areas of the creative, production and technical collaboration processes at DreamWorks Animation, which has enabled us to build virtual studios across physical boundaries and leverage our talent pool without regard to location. The technology has been deployed internally to enable remote digital dailies, remote editing collaboration, remote storyboard pitching and many other forms of remote collaboration involving the real-time sharing of high-resolution images combined with interactive communication among staff. This technology, which is now at the core of our operation, has enabled us to leverage the latest in research and development with our strategic technology partners.

Competition

      Because of the importance of the domestic theatrical market in determining revenue from other sources, our primary competition comes from both animated and live-action films that are targeted at similar audiences and released into the domestic theatrical market at the same time as our films. At this level, in addition to competing for box office receipts, we compete with other film studios over optimal release dates and the number of motion picture screens on which our movies are exhibited. In addition, we compete with other films released into the international theatrical market and the worldwide home video and television markets. We also face intense competition from other animation studios for the services of talented writers, directors, producers, animators and other employees.

      Competition for Film Audiences. Our feature films compete with both live-action and animated films for motion picture screens, particularly during national and school holidays when demand is at its peak. Due to the competitive environment, the opening weekend for a film is extremely important in establishing momentum for its domestic box office performance. Because we expect to release only two films per year, the scheduling of optimal release dates is critical to our success. One of the most important factors we consider when determining the release date for any particular film is the expected release date of competing films. In this regard, we pay particular attention to the expected release dates of films produced by other animation studios, and in particular Pixar, Disney and Fox Entertainment’s Blue Sky Studios, although we expect that in the future, we may also need to consider the release dates of animated films produced by others.

      Disney, Pixar, and Blue Sky Studios are the other CG animation studios that we believe target similar audiences and currently have comparable CG animated filmmaking capabilities, and each of them has released animated films produced solely with CG technology. Pixar has announced that it intends to release The Incredibles on November 5 of this year and Cars in late 2005. Blue Sky Studios is a smaller animation studio and production company that has released only one CG animated feature film, Ice Age in March 2002, and is currently producing Robots, which has an announced release date of March 2005. In addition to producing Dinosaur in 2000, Disney has announced that it plans to release the CG animated feature film, Chicken Little, in 2005. In addition to these animated film studios, other smaller animated film studios and production companies currently exist, such as DNA Productions, which in 2001 released the CG animated feature film Jimmy Neutron: Boy Genius in conjunction with Nickelodeon and Paramount Pictures. In addition to CG animated films, a number of hand-drawn animated films are released each year.

      Competition for Talent. Currently, we compete with other animated film and visual effect studios for artists, animators, directors and producers. In addition, we compete for the services of computer programmers and other technical production staff with other CG animation studios and production companies and, increasingly, with video game producers. In order to recruit and retain the most talented creative and technical personnel possible, we have established relationships with the top animation schools and industry trade groups. We have also established well organized and thorough in-house digital training and artistic development training programs. Through these programs, we were able to re-train approximately 140 talented two-dimensional animators to become highly proficient three-dimensional CG animators.

      Potential Competition. In addition to existing CG animation studios, a number of film and visual effect studios, including Sony Entertainment and Lucasfilm Ltd. have announced their intention to enter the market or produce additional CG animated films. While we and most of the other existing CG animation studios and production companies have developed proprietary software to create CG animated films, other film studios would not be required to do so, as technological advances have made it possible to purchase third-party software that is capable of producing high-quality CG images. However, we believe that our experience in the CG animation field, along with the technology and talent that we have developed, provide us with significant competitive advantages over new entrants.

Employees

      We employ approximately 1,200 full and part-time employees, most of which are currently covered by employment contracts, which generally include non-disclosure agreements. Of that total, approximately three quarters are directly employed in the production of our films as animators, modelers, story artists, visual development artists, layout artists, editors, technical directors, lighters and visual effects artists and production staff, approximately 180 are primarily engaged in supporting and developing our animation technology, and approximately 80 work on general corporate and administrative matters, including training. We also hire additional employees on a picture-by-picture basis. The salaries of these additional employees, as well as portions of the salaries of certain full-time employees who provide direct production services, are typically allocated to the capitalized costs of the related feature film. In addition, approximately 450 of our current employees (and some of the employees or independent contractors that we hire on a project-by-project basis) are represented under three industry-wide collective bargaining agreements to which we are a party, namely the Local 839 of the International Alliance of Theatrical Stage Employees Agreement and the International Alliance of Theatrical Stage Employee Basic Agreement, which generally cover certain members of our production staff, and an agreement with the Screen Actors Guild, which generally covers artists such as actors and singers. The collective bargaining agreements with Local 839 and the IATSE expire in August 2006 and the SAG agreement expires in June 2005. We believe that our employee and labor relations are good.

Legal Proceedings

      From time to time we are involved in legal proceedings arising in the ordinary course of our business, typically intellectual property litigation and infringement claims related to our feature films, which could cause us to incur significant expenses or prevent us from releasing a film. We also have been the subject of patent and copyright claims relating to technology and ideas that we may use or feature in connection with the production, marketing or exploitation of our feature films, which may affect our ability to continue to do so.

      We believe that there is no litigation pending against us, including the matters described above, that should have, individually or in the aggregate, a material adverse effect on our financial position or results of operations.

MANAGEMENT

Executive Officers and Directors

      The following table sets forth information as to persons who are expected to serve as our directors and executive officers upon consummation of this offering, together with their positions and ages.

Name	Age	Position

Jeffrey Katzenberg	53	Chief Executive Officer and Director Nominee
Roger A. Enrico	59	Chairman of the Board of Directors Nominee
Paul G. Allen	51	Director Nominee
Lewis W. Coleman	62	Director Nominee
David Geffen	61	Director Nominee
Nathan Myhrvold	44	Director Nominee
Howard Schultz	50	Director Nominee
Ann Daly	48	Chief Operating Officer
Katherine Kendrick	44	General Counsel
Kristina M. Leslie	39	Chief Financial Officer

      Set forth below is a brief description of the business experience of the persons who are expected to serve as our directors and executive officers upon consummation of this offering:

      Jeffrey Katzenberg — Chief Executive Officer and Director Nominee. Mr. Katzenberg co-founded and has been a principal member of DreamWorks Studios since its founding in October 1994. Prior to founding DreamWorks Studios, Mr. Katzenberg served as chairman of the board of The Walt Disney Studios from 1984 to 1994. As chairman, he was responsible for the worldwide production, marketing and distribution of all Disney filmed entertainment, including motion pictures, television, cable, syndication, home video and interactive entertainment. During his tenure, the studio produced a number of live-action and animated box office hits, including Who Framed Roger Rabbit, The Little Mermaid, Beauty and the Beast, Aladdin and The Lion King. Prior to joining Disney, Mr. Katzenberg was president of Paramount Studios. Mr. Katzenberg serves on the boards of The Motion Picture and Television Fund, The Museum of Moving Image, Cedars-Sinai Medical Center, California Institute of the Arts and The Simon Wiesenthal Center. He is co-chairman of each of the Creative Rights Committee of the Directors Guild of America, and the Committee on the Professional Status of Writers of the Writers Guild of America. In addition, his fundraising efforts on behalf of AIDS Project Los Angeles have helped to provide its clients with medical and social services. Following our separation from DreamWorks Studios, Mr. Katzenberg will be a consultant to DreamWorks Studios, where he will be permitted to spend up to 10% of his time, and will remain one of its principal members.

      Roger A. Enrico — Chairman of the Board Nominee. We expect that Mr. Enrico will become chairman of our board of directors upon completion of this offering and will also assume additional duties and responsibilities as described below under “— Board of Directors — Chairman of the Board.” Mr. Enrico is the former chairman and chief executive officer of PepsiCo, Inc. Mr. Enrico was chief executive officer of PepsiCo, Inc. from April 1996 to April 2001, chairman of PepsiCo, Inc.’s board from November 1996 to April 2001, and vice chairman from April 2001 to April 2002. He joined PepsiCo, Inc. in 1971, became president and chief executive officer of Pepsi-Cola USA in 1983, president and chief executive officer of PepsiCo Worldwide Beverages in 1986, chairman and chief executive officer of Frito-Lay, Inc. in 1991, and chairman and chief executive officer of PepsiCo Worldwide Foods in 1992. Mr. Enrico was chairman and chief executive officer, PepsiCo Worldwide Restaurants, from 1994 to 1997. He is also on the boards of directors of Target Corporation, Electronic Data Systems Corporation, Belo Corp. and The National Geographic Society.

      Paul G. Allen — Director Nominee. Mr. Allen co-founded and has been the primary financial investor in DreamWorks Studios since its founding in October 1994. Mr. Allen is the chairman of Vulcan Inc., which he founded in 1986. He co-founded Microsoft Corporation with Bill Gates in 1976 and remained the company’s chief technologist until he left in 1983. Mr. Allen’s diverse multibillion dollar investment portfolio spans holdings in telecommunications, technology, media, biotech, entertainment and real estate, including DreamWorks Studios, Digeo, Oxygen Media, The Sporting News and the Seattle Seahawks NFL and Portland Trail Blazers NBA franchises. He is a director of numerous privately held companies and has served as chairman of the board of directors of Charter Communications, Inc. since July 1999. He is also the founder of Vulcan Productions, Inc., Experience Music Project and the Science Fiction Museum and Hall of Fame. Named one of the top 10 philanthropists in America, Mr. Allen gives back to the community through the Paul G. Allen Foundations.

      Lewis W. Coleman — Director Nominee. Mr. Coleman is the president of the Gordon and Betty Moore Foundation, a multi-billion dollar philanthropic foundation, which he joined in January 2001, although he intends to resign his position with the foundation in September 2004. A San Francisco native, and a Stanford University economics graduate, Mr. Coleman worked in the banking industry for 37 years. In December 2000, he resigned as chairman of the board of Banc of America Securities, LLC, a subsidiary of Bank of America Corporation after having served in that position since joining Banc of America Securities, LLC in December 1995. Prior to that, he spent ten years at BankAmerica Corporation where he held various positions including chief financial officer, head of World Banking Group and head of Capital Markets. Previous to that he spent thirteen years with Wells Fargo & Co. in a variety of wholesale and retail banking positions. He is also on the boards of directors of Chiron Corporation, Northrop Grumman Corporation and Regal Entertainment Group.

      David Geffen — Director Nominee. Mr. Geffen co-founded and has been a principal of DreamWorks Studios since its founding in October 1994. Prior to founding DreamWorks Studios, he founded, built and sold both Asylum Records (founded in 1970) and Geffen Records (founded in 1980) by signing contracts with and producing albums for such notable artists as The Eagles, Jackson Browne, Joni Mitchell and Linda Rondstadt (at Asylum Records) and John Lennon and Yoko Ono, Elton John, Donna Summer, Don Henley, Peter Gabriel, Guns n’ Roses, Aerosmith and Nirvana (at Geffen Records). Mr. Geffen has also produced successful live action films, including Interview with a Vampire (1994), Beetlejuice (1988) and Risky Business (1983). Following our separation from DreamWorks Studios, Mr. Geffen will oversee DreamWorks Studios and will remain one of its principal members.

      Nathan Myhrvold — Director Nominee. Dr. Myhrvold is the chief executive officer of Intellectual Ventures, a private entrepreneurial firm he founded with his former Microsoft colleague, Dr. Edward Jung. Before Intellectual Ventures, Dr. Myhrvold spent 14 years at Microsoft Corporation. At Microsoft, he was a top technical and business strategist for the company and was involved with founding the company’s scalable operating systems efforts which lead to the Windows NT and Windows CE product lines. During his tenure, Dr. Myhrvold held several executive positions, eventually retiring as chief technology officer in May 2000. Before assuming his role as chief technology officer at Microsoft, Dr. Myhrvold was group vice president of applications and content, which comprised a number of company divisions, including desktop applications, consumer software and Microsoft’s online systems. Prior to that, he was senior vice president of Microsoft’s advanced technology division, responsible for advanced product development in areas such as interactive television, advanced graphics and identifying new forms of consumer computing. Before joining Microsoft in 1986, Dr. Myhrvold was founder and president of Dynamical Systems. Prior to that he was a postdoctoral fellow in the department of applied mathematics and theoretical physics at Cambridge University and worked with Professor Stephen Hawking on research in cosmology, quantum field theory in curved space time and quantum theories of gravitation. Dr. Myhrvold holds a doctorate in theoretical and mathematical physics and a master’s degree in mathematical economics from Princeton University. He also has a master’s degree in geophysics and space physics and a bachelor’s degree in mathematics, all from the University of California, Los Angeles.

      Howard Schultz — Director Nominee. Mr. Schultz is the founder and chairman of the board of Starbucks Corporation and has served as its chief global strategist since June 2000. From Starbucks’ inception in 1985 to June 2000, he served as chairman of the board and chief executive officer. From 1985 to June 1994, Mr. Schultz was also Starbucks’ president. From January 1986 to July 1987, Mr. Schultz was the chairman of the board, chief executive officer and president of Il Giornale Coffee Company, a predecessor to Starbucks. From September 1982 to December 1985, Mr. Schultz was the director of retail operations and marketing for Starbucks Coffee Company, another predecessor to Starbucks. In 1997, Mr. Schultz created The Starbucks

Foundation to raise awareness for literacy causes and to give grants to organizations that promote literacy. Mr. Schultz has received many prestigious awards in recognition of his numerous business and community contributions, including the Business Enterprise Trust Award for courage, integrity and social vision in business; the International Humanitarian Award for CARE, a world-wide relief organization; the Jerusalem Fund of Aish HaTorah for individuals making significant contributions to improving the lives of people around the world; the National Leadership Award for philanthropic and educational efforts to battle AIDS from AIDS Action; the Business Leader of the Year Award from Georgetown University and the Botwinick Prize for Business Ethics from Columbia University. In January 2002, Mr. Schultz was named one of the top 25 Managers of the Year by Business Week magazine.

      Ann Daly — Chief Operating Officer. Ms. Daly has served as head of feature animation at DreamWorks Studios since July 1997, where she guided the strategic, operational, administrative and production-oriented concerns of the animation division, as well as overseeing the worldwide video operations of DreamWorks Studios. Prior to joining DreamWorks Studios, Ms. Daly served as president of Buena Vista Home Video (“BVHV”), North America, a division of The Walt Disney Company, where she presided over what was then the single largest home video company in the world. Ms. Daly was responsible for marketing, sales, distribution, operations, production and all other facets of the home video division. During her 14-year tenure at Disney, she was a home video industry pioneer, orchestrating many innovations such as the direct-to-video business, where high quality, family-oriented films were produced exclusively for the home video market. Under Ms. Daly’s direction, BVHV won several vendor awards for marketing and advertising, as well as for its state-of-the-art distribution, shipping and inventory replenishment systems. Ms. Daly received her B.A. in economics from The University of California, Los Angeles.

      Katherine Kendrick — General Counsel. Ms. Kendrick joined DreamWorks Studios in April 1996 as general counsel. Prior to joining DreamWorks Studios, Ms. Kendrick was employed by The Walt Disney Company in various legal roles, most recently as vice president — European legal affairs. Prior to joining Disney, Ms. Kendrick was an associate at the law firm of Latham & Watkins in Los Angeles. Ms. Kendrick has received several civic honors for her legal work and serves on the boards of numerous civic and charitable institutions, including The Next Generation Council of The Motion Picture and Television Fund, the Advisory Board of the Los Angeles Sports and Entertainment Commission, the Kernochan Center for Law, Media and the Arts for Columbia University School of Law, and Big Brothers/ Big Sisters of Greater Los Angeles. Ms. Kendrick received her J.D. degree from Columbia University and a B.A. in Economics from The University of California, Berkeley. Ms. Kendrick is currently serving on our board of directors. Upon consummation of this offering, she will resign from our board.

      Kristina M. Leslie — Chief Financial Officer. Ms. Leslie assumed the role of chief financial officer of DreamWorks Studios in the fall of 2003. Prior to becoming chief financial officer, she was head of corporate finance and strategic planning since joining DreamWorks Studios in June 1996, where she oversaw its long range planning, banking and investor relations and participated in all financing activities. Prior to joining DreamWorks Studios, Ms. Leslie was director of financial planning at Viacom following its acquisition of Paramount Communications, where she had served in various finance positions including treasury, investor relations and strategic planning since 1990. Ms. Leslie received an M.B.A. from Columbia University and a B.A. in economics from Bucknell University. Ms. Leslie is currently serving on our board of directors. Upon consummation of this offering, she will resign from our board.

Board of Directors

      Our business and affairs will be managed under the direction of our board of directors. Certain of our largest stockholders, specifically Jeffrey Katzenberg, David Geffen and Paul Allen, will have the right to sit on the board or, in certain cases, to designate for nomination members of our board pursuant to the terms of our restated certificate of incorporation and a stockholder agreement that will become effective upon consummation of this offering. See “Related Party Agreements — Class B Stockholder Agreement” and “Description of Capital Stock.” Upon consummation of this offering, the board will be composed of seven directors, including Jeffrey Katzenberg, our chief executive officer. Our by-laws will require that a majority of

our directors be independent under the applicable rules of                     within twelve months of the listing of our Class A common stock. Steven Spielberg will not sit on, or designate a member of, our board.

Chairman of the Board

      Our expected chairman of the board, Roger Enrico, will perform certain additional functions not typically associated with the role of chairman of the board. We expect that Mr. Enrico, as an employee, will be actively involved in investor relations, corporate strategic planning, marketing and promotional strategy, succession planning and employee development and will oversee matters related to corporate governance and Sarbanes-Oxley compliance. We will compensate Mr. Enrico for these additional services with an equity grant of stock ’appreciation rights (“SARs”) and restricted stock units (“RSUs”) at the time of the offering. The shares underlying these performance-based grants will have a value of approximately $4.0 million on the date of the grant, and they will vest over a period of time and will have exercise prices and performance criteria to be determined.

Committees of the Board of Directors

Audit Committee

      Upon the consummation of this offering, we will have an audit committee that will have responsibility for, among other things:

•	overseeing management’s maintenance of the reliability and integrity of our accounting policies and financial reporting and our disclosure practices;

•	overseeing management’s establishment and maintenance of processes to assure that an adequate system of internal control is functioning;

•	overseeing management’s establishment and maintenance of processes to assure our compliance with all applicable laws, regulations and corporate policy;

•	reviewing our annual and quarterly financial statements prior to their filing and prior to the release of earnings; and

•	reviewing the performance and qualifications of our independent accountants and making recommendations to the board of directors regarding the appointment or termination of the independent accountants and considering and approving any non-audit services proposed to be performed by the independent accountants.

      We plan to nominate a new independent member to our audit committee prior to consummation of this offering, a second new independent member to our audit committee within three months following the consummation of this offering and a third new independent member within 12 months following the consummation of this offering so that all of our audit committee members will be independent, as such term is defined in Rule 10A-3(b)(i) under the Securities Exchange Act of 1934, as amended.

      The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

Compensation Committee

      Upon the consummation of this offering, we will establish a compensation committee. The compensation committee will have responsibility for, among other things:

•	reviewing key employee compensation policies, plans and programs;

•	monitoring performance and compensation of our employee-director, officers and other key employees;

•	preparing recommendations and periodic reports to the board of directors concerning these matters; and

•	functioning as the committee that administers the incentive programs referred to in “— Executive Compensation, Employment Agreements” below.

Nominating and Corporate Governance Committee

      Upon the consummation of this offering, we will establish a nominating and corporate governance committee. The nominating and corporate governance committee will have responsibility for, among other things:

•	recommending persons to be selected by the board as nominees for election as directors;

•	recommending persons to be elected to fill any vacancies on the board;

•	considering and recommending to the board qualifications for the office of director and policies concerning the term of office of directors and the composition of the board; and

•	considering and recommending to the board other actions relating to corporate governance.

      Under the terms of a stockholder agreement that will be effective upon the consummation of this offering, the nominating and corporate governance committee will initially be composed of Paul Allen (or his successor designated in accordance with our restated certificate of incorporation), Jeffrey Katzenberg (or, if he is not our chief executive officer, then his designee) and David Geffen (or his designee). See “Related Party Agreements — Vulcan Stockholder Agreement” and “Description of Capital Stock.” We will take advantage of the controlled company exception to the  rule that requires that director nominees be selected, or recommended for the board’s selection, by the independent directors.

Compensation Committee Interlocks and Insider Participation

      After the consummation of this offering, our board of directors will form a compensation committee as described above. None of our executive officers will serve as a member of our compensation committee, and none of them have served, or will be permitted to serve, on the compensation committee, or other committee serving a similar function, of any entity of which an executive officer is expected to serve as a member of our compensation committee.

Director Compensation

      We have not yet established the compensation of our board of directors, which will be subject to the approval of our compensation committee. Directors who are employees of DreamWorks Animation, including our expected chairman of the board, Roger Enrico, will receive no compensation for service as members of either the board of directors or board committees. However, Roger Enrico will be compensated as described above under “— Chairman of the Board.” In addition, the Class C director will not receive any cash or equity-based compensation as a director or committee member. It is anticipated that, for the immediate future, other directors who are not employees of DreamWorks Animation will not be paid an annual cash retainer, but will receive, pursuant to our 2004 Equity Compensation Plan,           SARs and           RSUs annually. Although it is expected that such directors will receive three years’ worth of grants (in the form of SARs and RSUs) upon the completion of this offering, the normal annual awards schedule will resume in 2007. In the future, in addition to the normally scheduled grants, we expect that newly elected non-employee directors (other than the Class C director) will also receive grants of           SARs and           RSUs.

Executive Compensation, Employment Agreements

      We have not yet established the compensation of our executive officers. We expect, however, that the compensation of our executive officers will consist principally of base salary, annual cash bonus and equity-based incentive compensation, all subject to the approval of our compensation committee.

      Salaries of our executive officers will be based, among other factors, on the executive’s responsibilities, experience and performance, compensation data of other companies and the competitive environment for attracting and retaining executives. Following the consummation of this offering, these assessments will be made by our compensation committee.

      The following table sets forth certain summary compensation information for certain executive officers of DreamWorks Studios. In particular, it sets forth summary compensation that was earned from DreamWorks Studios by our chief executive officer and the three most highly compensated executive officers of DreamWorks Studios who will become executive officers of DreamWorks Animation for the fiscal year ended December 31, 2003. We expect that these same officers will become the three most highly compensated executive officers of DreamWorks Animation following the consummation of this offering. During fiscal 2003, there were four executive officers of DreamWorks Studios who will become executive officers of DreamWorks Animation. We expect that Roger Enrico, our chairman of the board nominee, who was not employed by us in 2003, will be one of our four most highly compensated executive officers, other than our chief executive officer. See “— Board of Directors — Chairman of the Board” for details regarding Roger Enrico’s proposed compensation.

Summary Compensation Table

			Long-term Compensation

			Awards of
		Annual	Common
		Compensation	Stock
			Underlying	All Other
Name and Principal Position	Year	Salary	Options/SARS	Compensation(1)

Jeffrey Katzenberg, Chief Executive Officer(2)	2003	$0	0	$143,945
Ann Daly, Chief Operating Officer	2003	1,500,000	30,000	12,000
Katherine Kendrick, General Counsel	2003	550,000	25,000	12,000
Kristina M. Leslie, Chief Financial Officer(3)	2003	300,000	10,000	8,400

(1)	Other compensation for Jeffrey Katzenberg includes $107,445 for the use of DreamWorks Studios’ aircraft for personal travel (based on the Department of Transportation’s Standard Industry Fair Level mileage rates to determine the value of non-commercial aircraft flights for employer provided aircraft) and $36,500 for automobile use. Other compensation for each of the other executive officers reflect payments made to them for automobile use.

(2)	Mr. Katzenberg did not receive any salary for services performed at DreamWorks Studios in 2003.

(3)	Ms. Leslie became the chief financial officer of DreamWorks Studios in September of 2003. Effective March 15, 2004, Ms. Leslie’s employment agreement was renegotiated and her annual salary was increased to $500,000.

      The following table sets forth summary compensation information that we expect certain of our executive officers will receive upon the consummation of this offering. We expect that Roger Enrico, our chairman of the board nominee, who was not employed by us in 2003, will be one of our four most highly compensated executive officers, other than our chief executive officer and have therefore included him in this table.

Summary Future Compensation Table

		Annual	Grant Date Value of
		Compensation	Awards of Common
			Stock Underlying
Name and Principal Position	Year	Salary	Options/SARS/RSUs(1)

Roger Enrico, Chairman of the Board	2004	$1	$4,000,000
Jeffrey Katzenberg, Chief Executive Officer	2004	1	20,500,000
Ann Daly, Chief Operating Officer	2004	1,000,000	8,000,000 (2)
Katherine Kendrick, General Counsel	2004	550,000	3,000,000
Kristina M. Leslie, Chief Financial Officer(3)	2004	500,000	3,000,000

(1)	Each of the persons listed in this table will receive a grant of equity awards in DreamWorks Animation upon the consummation of this offering. These awards will be in the form of SARs, RSUs or stock options, or a combination of such awards, and will have exercise prices, vesting schedules and, in the case of Messrs. Enrico and Katzenberg, performance criteria to be determined. Dollar amounts in this column represent the estimated fair value of these equity awards on the grant date.

(2)	As noted in the table below, prior to this offering, Ms. Daly will be awarded 175,385 phantom units in DreamWorks Studios which will be converted into comparable equity based awards of DreamWorks Animation. The value of the stock that will underlie these awards on the date of conversion will be $6,000,000.

(3)	Ms. Leslie became the chief financial officer of DreamWorks Studios in September of 2003. Effective March 15, 2004, Ms. Leslie’s employment agreement was renegotiated and her annual salary was increased to $500,000.

Employment Agreements

      We expect to enter into employment agreements with our executive officers prior to the effectiveness of the registration statement of which this prospectus forms a part, and those employment agreements will be included as exhibits to the registration statement. In addition, we expect to enter into an employment agreement with Roger Enrico, who we expect to become chairman of our board of directors. See “— Board of Directors — Chairman of the Board” for details regarding the services Mr. Enrico will perform for us and a description of Mr. Enrico’s proposed compensation. Mr. Enrico’s employment agreement will also be filed as an exhibit to the registration statement of which this prospectus forms a part.

Management Consulting Agreements

      We expect to enter into consulting agreements with Steven Spielberg and David Geffen prior to the consummation of this offering, and those consulting agreements will be included as exhibits to the registration statement of which this prospectus forms a part.

Option Plans

      The following table provides certain information regarding options granted to the executive officers named in the Summary Compensation Table above during 2003 by DreamWorks Studios.

Option Grants in Last Fiscal Year and Current Fiscal Year to Date(1)

					Potential Realizable
					Value at Assumed
					Annual Rates of Stock
	Number of		% of Total		Price Appreciation for
	Securities		Options		Option Term(3)
	Underlying		Granted to	Exercise or
	Options	Date of	Employees in	Base Price	Expiration
Name	Granted	Grant	Fiscal Year	($/SH)	Date(2)	5%($)	10%($)

Jeffrey Katzenberg	—	—	—	—	—	—	—
Ann Daly(4)	30,000	1/1/03	13.6%	$37.50	—	463,172	1,403,899
Katherine Kendrick	25,000	1/1/03	11.4%	$37.50	—	385,977	1,169,916
Kristina M. Leslie(5)	10,000	9/8/03	4.5%	$37.50	—	154,391	467,966
	20,000	3/15/04	13.4%	$32.50	—	408,782	1,035,933

(1)	Prior to this offering, there were no options or other equity-based awards outstanding with respect to our common stock. We expect to convert existing equity-based awards in DreamWorks Studios and its subsidiaries into equity-based awards for our common stock. Amounts in this table represent equity-based awards of DreamWorks Studios granted to the named executive officers in the last fiscal year and current fiscal year to date that will be converted into equity-based awards for our common stock.

(2)	Options and other equity-based awards made by DreamWorks Studios were made without a termination date. Upon conversion into DreamWorks Animation options and equity-based awards, these options and equity-based awards will have a termination date that is 10 years from the date of conversion.

(3)	Amounts represent hypothetical values that could be achieved for the respective options and equity-based awards if exercised at the end of the assumed option term which we have assumed is 10 years. These values are based on assumed rates of stock price appreciation of 5% and 10% compounded annually for a ten-year period based on the exercise price of the underlying securities on the date of the grant. These assumptions are not intended to forecast future appreciation of our stock price. The potential realizable value computation does not take into account federal or state income tax consequences of option exercises or sales of appreciated stock.

(4)	Prior to this offering, Ms. Daly will be awarded 175,385 phantom units in DreamWorks Studios which will be converted into comparable equity based awards of DreamWorks Animation upon consummation of this offering.

(5)	Ms. Leslie was granted options on both September 8, 2003 and March 15, 2004.

Conversion of Outstanding Equity-Based Incentives

      Upon the consummation of this offering, equity and equity-based awards in DreamWorks Studios or its subsidiaries held by our executive officers and employees prior to the offering will be converted into one of four types of equity or equity-based awards: (1) DreamWorks Animation Class A common stock, which will be full-value shares having no restriction on sale and no vesting restrictions, (2) DreamWorks Animation RSUs, (3) DreamWorks Animation SARs, and (4) DreamWorks Animation Class A stock options. Upon conversion, the number of shares of DreamWorks Animation Class A common stock that will underlie these awards will represent           % of the total outstanding common stock of DreamWorks Animation.

Exercise of Stock Options

      The following table shows aggregate exercises of options to purchase equity interests in DreamWorks Studios in the fiscal year ended December 31, 2003, by the executive officers named in the Summary Compensation Table in the “— Executive Compensation” section above.

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values(1)(2)

	Number of Securities
	Underlying Unexercised		Value of Unexercised In-the-
	Options/SARs at		money Options/SARs at Fiscal
	Fiscal Year-End(#)		Year-End($) Exercisable/
	Exercisable/ Unexercisable		Unexercisable(3)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Jeffrey Katzenberg	0	0	$0	$0
Ann Daly	61,250	38,750	1,990,625	284,375
Katherine Kendrick	52,238	39,750	585,908	222,505
Kristina M. Leslie	18,876	17,917	222,220	4,845

(1)	There were no exercises of any DreamWorks Studios equity-based awards by the executives named in this table in the fiscal year ended December 31, 2003 or year-to-date 2004.

(2)	Upon the consummation of this offering, all of the equity and equity-based awards held by the executive officers named in this table will be converted into equity and equity-based awards of DreamWorks Animation in the following amounts:

(3)	Amounts in this column reflect the difference between the fair market value of the securities underlying these equity-based awards and the exercise price of such awards.

Number and Percent of Total of DreamWorks
Animation Class A Common Stock
Underlying Equity Based Awards

	SARs		RSUs		Options

	#	%	#	%	#	%

Jeffrey Katzenberg(A)
Ann Daly(B)
Katherine Kendrick(B)
Kristina M. Leslie(B)

(A)	Jeffrey Katzenberg has not been granted any equity-based awards related to DreamWorks Studios. See “— Summary Future Compensation Table” for a description of performance-based equity awards that will be granted upon the consummation of this offering.

(B)	Represents existing DreamWorks Studios equity-based awards that will be converted to DreamWorks Animation equity-based awards. See “— Summary Future Compensation Table” for a description of performance-based equity awards that will be granted upon the consummation of this offering.

Planned Future Equity-Based Compensation

      We intend to establish the 2004 Equity Compensation Plan for equity-based compensation prior to the consummation of this offering. The plan will provide for the granting to employees (including officers), directors and consultants of RSUs, SARs and stock options, as well as other equity-based awards. The plan will provide for the issuance both of awards made with respect to the conversions that occur at the time of this offering (as described above in “Conversion of Outstanding Equity-Based Incentives”) and awards made after the offering, from time to time, in the discretion of the compensation committee of the board of directors. The compensation committee of the board of directors will administer the plan.

      RSUs are awards that will reflect the value of one share of DreamWorks Animation Class A common stock and may contain vesting restrictions. SARs are awards that will permit the holder to receive the growth in stock price from grant until exercise and may contain vesting restrictions.

RELATED PARTY AGREEMENTS

Agreements Between DreamWorks Studios and Our Company

      Prior to the consummation of this offering, we will enter into the Separation Agreement and a number of other agreements with DreamWorks Studios for the purpose of accomplishing the contribution to us of the businesses described in this prospectus and of establishing the terms of our other relationships with DreamWorks Studios. These agreements will govern the relationship between DreamWorks Studios and us subsequent to our legal separation from DreamWorks Studios.

Separation Agreement

      The Separation Agreement sets forth the agreements among us, DreamWorks Studios and its current subsidiaries, DreamWorks Animation L.L.C. and DW Funding L.L.C. regarding the principal transactions required to effect our separation from DreamWorks Studios and other agreements governing the relationship between DreamWorks Studios and us.

      The Separation. To effect the separation, it is expected that DW Funding will transfer to DreamWorks Studios its animation film library free from any encumbrances in connection with the DW Funding film securitization facility. Following such transfer, DreamWorks Studios will transfer to DreamWorks Animation L.L.C.:

•	its animated films (including the films transferred to it by DW Funding);

•	all copyrights and other intellectual property relating to the animation films;

•	all intellectual property, contracts, leases and other documents specifically identified on a schedule to the Separation Agreement; and

•	all accounting and other books, records and files relating to the business and operations of the animation group of DreamWorks Studios.

      In return for such transfer, DreamWorks Animation L.L.C. will assume all liabilities resulting from any contributed asset, whether arising before, on or after the separation date. In addition, we expect we will assume approximately $           million of indebtedness from DreamWorks Studios.

      Immediately after the contribution of the contributed assets and the assumption of the assumed liabilities:

•	DreamWorks Studios will distribute its 99% interest in DreamWorks Animation L.L.C. to its members;

•	DreamWorks Inc., a wholly owned subsidiary of DreamWorks Studios that owns 1% of DreamWorks Animation L.L.C. as its sole asset, will merge with and into us and its shares will be converted into shares of Class B common stock;

•	all of the members of DreamWorks Studios will contribute their interests in DreamWorks Animation L.L.C. to us in exchange for shares of our common stock;

•	each member of DreamWorks Studios will contribute a portion of the common stock it receives from us to DreamWorks Studios to be used as collateral for its revolving credit facility;

•	each member of DreamWorks Studios who so elects will contribute all of its common stock in us (that is not otherwise being sold in this offering or contributed to DreamWorks Studios for use as collateral for its revolving credit facility and other than one share of Class C common stock that will be held by Vulcan directly) to Holdco, a newly formed limited liability limited partnership that will be directly or indirectly controlled by Jeffrey Katzenberg and David Geffen, in exchange for partnership interests in Holdco;

•	DreamWorks Studios will transfer to us its 40% interest in Pacific Data Images LLC in exchange for shares of our Class A common stock; and

•	our wholly owned merger subsidiary will merge with and into Pacific Data Images, Inc., and shares of Pacific Data Images, Inc. common stock will be converted into shares of our Class A common stock.

      Following the separation transactions described above, we will be a holding company with two operating subsidiaries, DreamWorks Animation L.L.C. and Pacific Data Images, Inc.

      Except as expressly set forth in the Separation Agreement or in any other ancillary agreement, neither we nor DreamWorks Studios will make any representation or warranty as to:

•	the assets, businesses or liabilities transferred or assumed as part of the separation;

•	any consents or approvals required in connection with the transfers;

•	the value or freedom from any security interests of any assets transferred;

•	the absence of any defenses or freedom from counterclaim with respect to any claim of either us or DreamWorks Studios; or

•	the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset transferred.

      Except as expressly set forth in any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis, and the respective transferees will agree to bear the economic and legal risks that any conveyance was insufficient to vest in the transferee good and marketable title, free and clear of any security interest and that any necessary consents or approvals were not obtained or that requirements of laws or judgments were not complied with.

      Releases and Indemnification. The Separation Agreement will provide for a full and complete release and discharge of all liabilities between DreamWorks Studios and us, and our respective subsidiaries and affiliates, except as expressly set forth in the Separation Agreement. The liabilities released or discharged will include liabilities arising under any contractual agreements or arrangements existing or alleged to exist between or among any such entities on or before the consummation of this offering.

      We will also agree to indemnify, hold harmless and defend DreamWorks Studios, its members, each of their respective affiliates and each of their respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

•	our failure or the failure of any of our affiliates (other than DreamWorks Studios or any of its members) or any other person or entity to pay, perform or otherwise promptly discharge any liabilities associated with the contributed businesses, or any contracts associated with the contributed businesses, in accordance with their respective terms;

•	any material breach by us or any of our affiliates of the Separation Agreement or any of the ancillary agreements; and

•	any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated in the registration statement or this prospectus or necessary to make the statements in the registration statement or this prospectus not misleading.

      DreamWorks Studios will agree to indemnify, hold harmless and defend us, each of our affiliates and each of our respective directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

•	the failure of DreamWorks Studios or any affiliate of DreamWorks Studios or any other person or entity to pay, perform or otherwise promptly discharge any liabilities of DreamWorks Studios or its affiliates (other than liabilities contributed to us);

•	the DreamWorks Studios businesses or any liability of DreamWorks Studios or its affiliates other than liabilities associated with the separation of the businesses; and

•	any material breach by DreamWorks Studios or any of its affiliates of the Separation Agreement or any of the ancillary agreements.

      The Separation Agreement will also specify procedures with respect to claims subject to indemnification and related matters.

      Non-competition. The Separation Agreement will contain non-competition agreements between us and DreamWorks Studios.

      Theme Park Activities. The Separation Agreement will provide that, to the extent we wish to exploit theme park rights, we will only do so through Universal Studios for so long as Steven Spielberg has certain contractual relationships with us or if he, his wife, his or her issue (or trusts for the primary benefit of any of them) or a private charitable foundation organized by him and/or his wife directly or indirectly owns or controls our Class A common stock.

Distribution Agreement

      Term of Agreement and Exclusivity. We will enter into a Distribution Agreement with DreamWorks Studios prior to the consummation of this offering whereby we will grant to DreamWorks Studios the exclusive worldwide right to distribute all of our animated feature films, including our previously released films, and direct-to-video pictures completed and available for release through the later of (i) delivery of 12 animated feature films, beginning with Shark Tale, and (ii) December 31, 2010, unless, in either case, terminated earlier as described below. In general, the term of the Distribution Agreement will be extended to the extent of the term, if longer, of any of DreamWorks Studios’ sub-distribution, servicing and licensing agreements that we pre-approve (such as DreamWorks Studios’ existing arrangements with Universal Studios, CJ Entertainment and Kadokawa Entertainment). In addition, even if we terminate our distribution relationship with DreamWorks Studios, our existing and future films generally will still be subject to the terms of those pre-approved agreements. The Distribution Agreement also grants DreamWorks Studios identical rights with respect to all animated feature films and direct-to-video pictures we have previously released. Our Father of the Pride television show will not be covered by the Distribution Agreement.

      Distribution of our films generally includes (1) domestic and international theatrical exhibition, (2) domestic and international home video exhibition, (3) domestic and international television licensing, including pay-per-view, pay television, network, basic cable and syndication, (4) non-theatrical exhibition, such as on airlines, in schools and in armed forces institutions and (5) Internet, radio (for promotional purposes only) and new media rights. We retain all other rights to exploit our films, including commercial tie-in and promotional rights with respect to each film, as well as merchandising, interactive, literary publishing, music publishing and soundtrack rights. Once the license to distribute one of our animated films or direct-to-video pictures is acquired by DreamWorks Studios, it will have the right to exploit the animated film or direct-to-video picture in the manner described above for 16 years from its initial general theatrical release, or 10 years from initial release, with respect to direct-to-video pictures.

      Distribution Services. DreamWorks Studios will be directly responsible for the initial U.S. theatrical release of all of our animated films, but may engage one or more sub-distributors and service providers for all other markets, subject to our prior written approval with respect to entities not currently so engaged by DreamWorks Studios. DreamWorks Studios is currently party to a distribution agreement with Universal Studios that provides that Universal Studio’s affiliate will distribute and market DreamWorks Studios’ films (including ours) in international theatrical markets excluding Japan, Korea and the People’s Republic of China. In Japan, DreamWorks Studios has contracted with Kadokawa Entertainment to provide such services and in Korea and the People’s Republic of China, DreamWorks Studios has contracted with CJ Entertainment. For worldwide home video fulfillment services (excluding Japan and Korea), DreamWorks Studios has an agreement with Universal Studios to provide marketing, distribution and other fulfillment services. Such services are provided in Japan by Kadokawa Entertainment and in Korea by CJ Entertainment.

DreamWorks Studios has also entered into output agreements with many of the major pay and broadcast television providers throughout the world. In the past, as a division of DreamWorks Studios, our films have generally been covered by these license and output agreements. We expect that under the Distribution Agreement we will continue to benefit from DreamWorks Studios’ existing agreements and relationships.

      The agreement will provide that DreamWorks Studios will advertise, publicize, promote, distribute and exploit our animated feature films and direct-to-video pictures in a manner consistent with the customary and reasonable business practices of the motion picture industry and DreamWorks Studios’ prevailing and commercially reasonable practices. Specifically, the distribution, promotional and marketing services DreamWorks Studios provides with respect to our theatrically released animated feature films must be substantially comparable to the distribution, promotional and marketing services provided by DreamWorks Studios in connection with the initial theatrical and home video release of our films released prior to the effectiveness of the Distribution Agreement.

      Distribution Approvals and Controls. Under the agreement, DreamWorks Studios will be required to consult and submit to us a detailed plan and budget regarding the theatrical and home video marketing, release and distribution of each of our films. We will have certain approval rights over these plans and are entitled, subject to certain limitations, to determine the initial domestic theatrical release dates for two films per year and to approve the release date in the top 15 major international territories. Generally, DreamWorks Studios will not be permitted to theatrically release any film with an MPAA rating of PG or less within the period beginning six weeks prior to, and ending four weeks following, the initial domestic theatrical release date of one of our films, and in the four weeks surrounding the initial theatrical release date in the top 15 major international territories. Similar restrictions will apply with respect to the home video distribution of DreamWorks Studios’ and our films.

      Expenses and Fees. The Distribution Agreement will provide that we are solely responsible for all of the costs of developing and producing our animated feature films and direct-to-video pictures, including contingent compensation and residual costs. DreamWorks Studios will be responsible for all of the out-of-pocket costs, charges and expenses incurred in the distribution, advertising, marketing, publicizing and promotion of each film (collectively, “Distribution Expenses”), including:

•	marketing materials such as theatrical and home video trailers and television spots;

•	advertising space in any print or electronic media;

•	film festivals, premieres, advance screenings and other special events promoting the films, and all associated expenses such as talent travel and accommodations;

•	home video cassettes, DVDs, CD-ROMs and other such home video devices and prints, including for creation, manufacture, editing, dubbing, subtitling, rescoring, delivery and use of the foregoing or any other existing or future means of exploitation;

•	checking and collecting gross receipts;

•	trade dues and assessments by trade organizations;

•	taxes and government fees;

•	remittance and conversion of gross receipts;

•	license fees, duties, other fees or any other amounts paid to permit use of our feature films;

•	home video distribution expenses;

•	costs, charges and expenses charged to an accepted by DreamWorks Studios pursuant to its sub-distribution and services agreements.

      We and DreamWorks Studios will mutually agree on the amount of Distribution Expenses to be incurred with respect to the initial theatrical and home video release of each film in the domestic territory and in the top 15 major international territories, including all print and advertising costs and media buys. Unless we and

DreamWorks Studios otherwise agree, the aggregate amount of Distribution Expenses to be incurred will be equal to or greater than 80% of the average amount of Distribution Expenses incurred by DreamWorks Studios to release our four most recent films. However, if we determine in good faith that a film’s gross receipts will be materially enhanced by the expenditure of additional Distribution Expenses, we may cause DreamWorks Studios to increase such expenditures, provided that we will be solely responsible for reimbursing DreamWorks Studios for those additional expenditures within 10 business days of receiving an invoice from DreamWorks Studios.

      DreamWorks Studios will be entitled to (i) retain a fee of 8.0% of revenue (without deduction for early distribution and marketing costs of third-party distribution and fulfillment services fees) and (ii) recoup all of its distribution and marketing costs prior to our recognizing any revenue. If a feature film or a direct-to-video picture does not generate revenue, net of the 8.0% distribution fee, sufficient for DreamWorks Studios to recoup its Distribution Expenses, DreamWorks Studios is not entitled to recoup those costs from proceeds of our other feature films or direct-to-video pictures.

      Retained Rights. Other than the rights to distribute our animated feature films described above, we will retain all rights to exploit our films, including during the term of the license, the right to make sequels, exploit the soundtracks, music, lyrics or other sound recordings related to our films and the right to license our films and characters to merchandisers and retailers. These rights include the right to make documentaries concerning any of our films, such as “the making of” and “behind the scenes” productions. Upon expiration of the applicable license term, we will have the exclusive right to further exploit our films.

      Creative Control. We will retain the exclusive right to make all decisions and initiate any action with respect to the development and production of each of our films, including the right to abandon the development or production of a film, the right to exercise final cut and the right to delegate final cut to the director of any of our films. Creatively, we will be limited by few restrictions, including that each film we deliver to DreamWorks Studios must (i) be filmed in color and in the English language, (ii) be at least 75 minutes long, (iii) be an animated film or hybrid animated/live-action film and (iv) obtain a rating by the MPAA no more restrictive than PG-13.

      Assignment. DreamWorks Studios (i) may assign its rights and obligations under the Distribution Agreement to any entity in which it has any direct or indirect ownership interest, (ii) if DreamWorks Studios ceases to operate its domestic theatrical distribution business, DreamWorks Studios may assign or sub-license its domestic theatrical rights with respect to our films to Universal Studios under the same terms and conditions as set forth in the Distribution Agreement (in which case Universal Studios would continue to enjoy its rights and obligations, with respect to our films, that it currently enjoys under its sub-distribution and fulfillment servicing agreement with DreamWorks Studios) and (iii) DreamWorks Studios may assign to any entity that acquires substantially all of DreamWorks Studios motion picture business — whether by acquisition, merger or otherwise.

      Termination. Upon the occurrence of certain events of default, which include the failure of either party to make a payment and the continuance thereof for five business days, material uncured breach of the agreement and certain bankruptcy-related events, the non-breaching party may terminate the agreement. If DreamWorks Studios ceases business operations or DreamWorks Studios’ agreement with Universal Studios is terminated by either party thereto, then we may terminate the agreement. If we terminate the agreement, we generally can require DreamWorks Studios to stop distributing our films in the various territories and markets in which DreamWorks Studios directly distributes our films, subject, in each case, to the terms of any output or other agreements to which the films are then subject (in which case they will no longer be entitled to the distribution fee) or permit them to continue distribution in territories and markets that we choose. Unless otherwise agreed, termination of the Distribution Agreement will not affect the rights that any sub-distributor or service provider has with respect to our films pursuant to sub-distribution, servicing and licensing agreements that we have approved.

Services Agreement

      We and DreamWorks Studios will enter into a Services Agreement whereby DreamWorks Studios will agree to provide us with various corporate support services, which we expect to include:

•	certain accounting functions;

•	insurance administration;

•	information systems management;

•	payroll services;

•	legal advisory and consulting services;

•	human resources administration;

•	certain procurement services; and

•	other general support services.

      DreamWorks Studios also may provide us additional services that we and DreamWorks Studios may identify from time to time in the future.

      We expect that the charges for these services will generally allow DreamWorks Studios to fully recover the allocated direct costs of providing these services, plus all out-of-pocket costs and expenses.

      In general, the services to be provided under the Services Agreement will be provided by DreamWorks Studios for so long as the Distribution Agreement is in effect, unless another termination date has been agreed upon by both parties with respect to a particular service.

Escrow and Distribution Arrangement

      In connection with our separation from DreamWorks Studios, DreamWorks Studios and its members will receive shares of our common stock. Vulcan, entities controlled by Steven Spielberg, Jeffrey Katzenberg and David Geffen and all other members of DreamWorks Studios who so elect will contribute their shares of our common stock not sold in this offering to Holdco. DreamWorks Studios’ members that elect to contribute their shares of our common stock to Holdco will be entitled to receive a minimum of $           million of net cash proceeds from a combination of sales of secondary shares in this offering and a subsequent follow-on offering of secondary shares from the common stock held by Holdco. The follow-on offering must be completed before May 31, 2006, and is subject, in the case of entities controlled by Steven Spielberg, Jeffrey Katzenberg and David Geffen, to a 365 day lock-up period. In addition, any shares of our common stock held by DreamWorks Studios as collateral for its revolving credit facility that are released as collateral prior to receipt by the participating DreamWorks Studios members of a minimum of $           million of net cash proceeds from this offering and the follow-on offering will automatically be contributed by DreamWorks Studios to Holdco. Without the consent of its limited partners, Holdco will not conduct any activities other than those related to the activities described in this section.

      Prior to the receipt by the participating DreamWorks Studios members of $           million of net cash proceeds from this offering and the follow-on offering, shares of our common stock contributed to Holdco will be held in the form of Class B common stock that will be voted by Jeffrey Katzenberg and David Geffen or entities controlled by them (except in the event of a class vote of the Class A common stock, in which case the shares will be voted by the members of DreamWorks Studios who have contributed their shares to Holdco as if they had not contributed their shares to Holdco and had received shares of Class A common stock). In order to elect the Class C director, Vulcan will hold one share of its Class C common stock directly rather than through Holdco. Once the participating DreamWorks Studios members have received total net proceeds of $           million from this offering and the follow-on offering and the remaining shares are distributed by

Holdco to the participating Dreamworks Studios members as described below, only those shares held by Jeffrey Katzenberg, David Geffen (or entities controlled by them) and DreamWorks Studios will remain Class B common stock. All other shares will be converted by Holdco to Class A common stock prior to their distribution, other than the shares of Class C common stock to be distributed to Vulcan.

      After the date that is 180 days following consummation of this offering, either of Jeffrey Katzenberg and David Geffen (or entities controlled by them), acting together, or Vulcan may select the timing of one follow-on secondary offering (which must occur prior to May 31, 2006). Upon the triggering of the follow-on offering, Holdco will cause appropriate actions to be taken for the sale of a portion of its shares and receipt by the participating DreamWorks Studios members of the proceeds from such offering. If Jeffrey Katzenberg and David Geffen, or entities controlled by them, initiate the follow-on offering, the distribution of remaining shares by Holdco to the participating DreamWorks Studios members will occur promptly after the closing of the follow-on offering and receipt of at least an aggregate of $           million in net proceeds from this offering and the follow-on offering by the participating DreamWorks Studios members. Remaining shares held by Holdco after the follow-on offering will be distributed by Holdco to its partners based on the gross price per share in such follow-on offering (calculated before the discount to be paid to the underwriters).

      If Vulcan initiates the follow-on offering, the pricing and distribution of shares held by Holdco (and not sold in the offering) will occur after receipt by the participating DreamWorks Studios members of total net proceeds from this offering and the follow-on offering of at least $           million at the conclusion of a 20 consecutive trading day pricing period initiated by Jeffrey Katzenberg and David Geffen or entities controlled by them. The pricing period may be initiated at any time after the closing of such follow-on offering and prior to May 31, 2006, and valuation of the shares to be distributed by Holdco will be based on the volume-weighted average trading price of our shares over the pricing period. Vulcan and entities controlled by Steven Spielberg, Jeffrey Katzenberg and David Geffen will agree to certain trading and hedging limitations until the release of shares by Holdco. If the valuation determined during the pricing period is higher than the price realized in the follow-on offering, the amount of net cash proceeds received by the participating DreamWorks Studios members from the follow-on offering will be deemed, solely for purposes of determining the allocation of shares to be distributed by Holdco after the follow-on offering, to be the amount of net cash proceeds that would have been received if the shares sold in the follow-on offering had been sold at the valuation determined during the pricing period.

      If the participating DreamWorks Studios members have not received a minimum of $           million of net proceeds from this offering and the follow-on offering prior to May 31, 2006, Vulcan will have the ability to initiate an additional follow-on offering during the 18-month period beginning on May 31, 2006. In this event, the distribution of remaining shares held by Holdco and not sold in the follow-on offerings will not occur until closing of the subsequent follow-on offering triggered by Vulcan. The shares remaining after the subsequent follow-on offering will be distributed to the participating DreamWorks Studios investors based on the gross price per share in the subsequent follow-on offering (calculated before the discount to be paid to the underwriters).

      The distribution of secondary sale proceeds and shares held by Holdco after the follow-on offering or offerings will be as follows:

•	first, pro rata (based on the valuation methodology described above) necessary to satisfy each participating DreamWorks Studios member’s unreturned DreamWorks Studios’ capital as of the date of this offering (reduced by such member’s receipt of net cash proceeds in this offering and the follow-on offering or offerings); and

•	second, pro rata according to the applicable DreamWorks Studios member’s participation percentage in DreamWorks Studios as of the date of this offering.

Vulcan Stockholder Agreement

      We will enter into a stockholder agreement with DreamWorks Studios, Holdco, M&J K Dream Limited Partnership (a limited partnership controlled by Jeffrey Katzenberg), certain of Jeffrey Katzenberg’s estate planning vehicles, DG-DW, L.P. (a limited partnership controlled by David Geffen) and Vulcan upon consummation of this offering. The Vulcan stockholder agreement will cover matters of corporate governance, restrictions on transfer of common stock and conversion of Class B common stock.

Corporate Governance

      Executive Committee. The Vulcan stockholder agreement will provide that in the event that the board forms an Executive Committee, the Class C director will have the right to be a member of the Executive Committee.

      Nominating and Corporate Governance Committee. The Vulcan stockholder agreement will further provide that the we will use our best efforts to cause the Nominating and Corporate Governance Committee to be composed of the Class C director, Jeffrey Katzenberg (or if he is not our chief executive officer, then his designee) and David Geffen (or his designee).

Restrictions on Transfer

      Without our prior written consent and the prior written consent of Vulcan, each Class B common stockholder will agree not to transfer any shares of Class B common stock held by such Class B common stockholder without first converting such shares of Class B common stock to shares of Class A common stock in accordance with our restated certificate of incorporation, except:

•	to any other Class B common stockholder;

•	transfers among Jeffrey Katzenberg, M&J K and the Katzenberg estate planning vehicles party to the Vulcan stockholder agreement; or

•	in a third-party tender offer or exchange offer (i) that is recommended by the board or that has been publicly endorsed by both of Jeffrey Katzenberg and David Geffen (for so long as they continue to beneficially own Class B common stock), (ii) that is made to all holders of common stock and (iii) in which Equivalent Consideration (as defined in our restated certificate of incorporation) is offered in respect of each share of common stock. See “Description of Capital Stock — Common Stock — Equivalent Consideration in Certain Transactions.”

Agreement to Convert

      The Vulcan stockholder agreement will provide that from and after the first date on which the total number of outstanding shares of Class B common stock is less than 50% of the number of shares of Class B common stock outstanding immediately after the distribution of shares by Holdco, if any Class B common stockholder (other than DreamWorks Studios and Holdco) and certain of its affiliates ceases to hold at least 50% of the number of shares of Class B common stock it held immediately after the distribution of shares by Holdco, such Class B common stockholder will be permitted to transfer its remaining shares of Class B common stock to any other Class B common stockholder that continues to hold at least 50% of the number of shares of Class B common stock it held immediately after the distribution of shares by Holdco, in accordance with the right of first offer procedures described below under “— Class B Stockholder Agreement.” Following compliance with the right of first offer procedures, such Class B common stockholder will immediately convert all of its remaining shares of Class B common stock into Class A common stock.

      In the event that a Class B common stockholder (other than DreamWorks Studios) ceases to be controlled by either Jeffrey Katzenberg or David Geffen, then such Class B common stockholder will be permitted to transfer any of its Class B common stock to any other Class B common stockholder controlled by either Jeffrey Katzenberg or David Geffen, in accordance with the right of first offer procedures, and, following compliance with the right of first offer procedures, such Class B common stockholder will immediately convert all of its remaining shares of Class B common stock into Class A common stock.

      In the event that each Class B common stockholder other than DreamWorks Studios has converted its shares of Class B common stock as described above, or if DreamWorks Studios ceases to be controlled by at least one of Jeffrey Katzenberg or David Geffen, then DreamWorks Studios will immediately convert all remaining shares of Class B common stock held of record by it into Class A common stock.

Term

      The Vulcan stockholder agreement will terminate when all outstanding shares of Class B common stock have been converted to Class A common stock. In addition, the Vulcan stockholder agreement will provide that Vulcan will cease to have any rights or obligations under the agreement if Vulcan ceases to beneficially own a minimum percentage to be agreed upon of our common stock.

Class B Stockholder Agreement

      DreamWorks Studios, Holdco, M&J K Dream Limited Partnership, certain of Jeffrey Katzenberg’s estate planning vehicles and DG-DW, L.P. will enter into a stockholder agreement upon consummation of this offering. The Class B stockholder agreement will cover matters of corporate governance and restrictions on transfer of Class B common stock, both as described below.

Corporate Governance

      The Class B stockholder agreement will provide that each of M&J K and DG-DW will have the right to designate one individual for election to the board. For so long as Jeffrey Katzenberg is our chief executive officer, he will be the M&J K designee.

Restrictions on Transfer

      Generally, without the consent of M&J K and DG-DW, each party to the Class B stockholder agreement will agree not to:

•	transfer, other than pursuant to the right of first offer procedures described below, any shares of Class B common stock (or shares of Class A common stock into which such shares of Class B common stock have been converted) beneficially owned by such party, other than, in the case of Holdco, to any member of DreamWorks Studios in connection with the distribution described above under “— Escrow and Distribution Arrangement,” and other than any transfers among Jeffrey Katzenberg, M&J K Dream Limited Partnership and the Katzenberg estate planning vehicles party to the Class B stockholder agreement, and other than transfers of Class A common stock by DG-DW to charities and not-for-profit organizations;

•	grant any proxy with respect to Class B common stock (or shares of Class A common stock into which such shares of Class B common stock have been converted) beneficially owned by such party (other than to Jeffrey Katzenberg or David Geffen), deposit shares of such common stock in a voting trust or subject any such common stock to any arrangement or agreement with respect to the voting of such common stock or other agreement having similar effect; or

•	convert any shares of Class B common stock beneficially owned by such party into shares of Class A common stock (other than in connection with a permitted transfer as described above).

      In addition, DG-DW will agree for so long as Jeffrey Katzenberg is the chief executive officer not to transfer any common stock if such transfer would result in the total voting power of Jeffrey Katzenberg, David Geffen and entities controlled by them falling below 51%.

      De Minimis Transfers. Following the date that is one year after consummation of this offering (and after the distribution of shares held by Holdco), each party to the Class B stockholder agreement will be entitled to make one or more transfers of less than                shares of Class A common stock; provided that with respect to any party, the aggregate number of shares of Class A common stock transferred pursuant to such “de minimis transfers” during any three month period may not exceed           .

      Right of First Offer. Generally, any transfer of common stock by any party to the Class B stockholder agreement (including a conversion of Class B common stock into Class A common stock), other than de minimis transfers, the distribution of shares by Holdco, transfers of Class A common stock to charitable and not-for-profit organizations by entities controlled by David Geffen and transfers permitted under the Vulcan stockholder agreement, is subject to a right of first offer to each Class B stockholder controlled by Jeffrey Katzenberg or David Geffen. Upon any such transfer, the transferring party must make an irrevocable offer to each Class B stockholder controlled by Jeffrey Katzenberg or David Geffen (if not the transferring party) to sell all (but not less than all) of the common stock to be transferred at the price set by the transferring stockholder in the case of a proposed private placement, or the current market value, in all other cases. If the Class B stockholders controlled by Jeffrey Katzenberg or David Geffen do not respond to the offer notice within the required response time period or elect not to purchase the offered Class B common stock, the transferring stockholder is free to transfer the offered Class B common stock in the form of Class A common stock or to convert the Class B common stock, as applicable.

Term

      The Class B stockholder agreement will terminate when all outstanding shares of Class B common stock have been converted to Class A common stock, and the rights and obligations of each party to the Class B stockholder agreement will terminate upon the date on which such party ceases to hold of record any shares of Class B common stock in accordance with the terms of the Class B stockholder agreement.

Registration Rights Agreement

      The registration rights agreement will provide that Steven Spielberg, Jeffrey Katzenberg, David Geffen, Vulcan, entities controlled by them and other investors in DreamWorks Studios will have registration rights with respect to our stock. Steven Spielberg, Jeffrey Katzenberg, David Geffen, Vulcan, certain other stockholders and entities controlled by them will have the right to require us to effect additional registration statements, or “demand registrations,” subject to customary blackout provisions and minimum registrable amounts and subject to the terms of the escrow and distribution arrangements and subject to the lock-up agreements with the underwriters. In addition to our obligations with respect to demand registrations, each member of DreamWorks Studios will have “piggyback” registration rights, subject to minimum registrable amounts. If we propose to register any of our securities, other than a registration on Form S-8 or S-4, we will be required to give each party to the registration rights agreement the opportunity to participate in such registration.

Trademark License Agreement/ Trademark Assignment Agreement

      In connection with our separation from DreamWorks Studios, we will enter into a trademark license agreement pursuant to which DreamWorks Studios will grant us a fully paid, irrevocable license to use certain trademarks owned by DreamWorks Studios. In addition, DreamWorks Studios will assign to us certain of its trademarks pursuant to a trademark license agreement.

Glendale Animation Campus

      In May 1996, we entered into an agreement with a financial institution for the construction of an animation campus in Glendale, California, and the subsequent lease of the facility upon its completion in early 1998. The lease on the Glendale animation campus, which was acquired and financed by the financial institution for $76.5 million, qualified as an operating lease for us. In March 2002, we renegotiated the lease through the creation of a special purpose entity that acquired the property from the financial institution for $73.0 million and the special purpose entity leased the facility back to us for a five-year term. We intend to sub-lease a portion of the property to DreamWorks Studios and we expect enter into a lease with it prior to the consummation of this offering.

Other Related Party Agreements

Tax Agreement

      Prior to the completion of this offering, we anticipate that Vulcan will enter into a series of transactions which will result in a partial increase in the tax basis of our tangible and intangible assets. Consequently, we expect that such partial increase in tax basis will reduce the amount of tax that we may pay in the future. We expect to enter into a tax agreement with Vulcan that will provide for, among other things, the payment by us to Vulcan of a portion of the cash tax savings that we actually realize as a result of this partial increase in the tax basis of our tangible and intangible assets.

PRINCIPAL AND SELLING STOCKHOLDERS

      Prior to the consummation of this offering, DreamWorks Animation, Inc. will have no class of equity securities either issued or outstanding other than the 1,000 shares of common stock that were issued to DreamWorks Studios upon our formation. The subsidiaries, assets and liabilities of DreamWorks Studios that will constitute our business upon the completion of this offering are currently owned by DreamWorks Studios. DreamWorks Studios is controlled by its managing members, Jeffery Katzenberg, David Geffen and Steven Spielberg, who generally have the exclusive right to conduct the business and affairs of DreamWorks Studios.

      In connection with our separation from DreamWorks Studios, DreamWorks Studios and its members will receive shares of our Class A, Class B and Class C common stock. The following table sets forth certain information regarding the beneficial ownership of our common stock (1) immediately prior to the consummation of the offering, but after giving effect to the separation transactions; and (2) as adjusted to reflect the sale of the shares of common stock in this offering. The table sets forth stockholder information with respect to:

•	each of our director nominees;

•	each of the executive officers listed in the Summary Compensation Table above;

•	our directors and named executive officers as a group;

•	persons owning more than 5% of a class of our common stock; and

•	each of the selling stockholders.

	Shares of Common Stock							Number of Shares of Our Common Stock
	Received in Our Separation(1)						Number of	Owned After the Offering
Class A
Shares
	Class A		Class B		Class C		Offered	Class A		Class B		Class C		Total

Name and Address of Beneficial Owner	Number	%	Number	%	Number	%	Number %	Number	%	Number	%	Number	%	Number	%

Current directors and director nominees
Jeffrey Katzenberg
David Geffen
Roger A. Enrico
Lewis W. Coleman
Nathan Myhrvold
Howard Schultz
Paul Allen
Named officers who are not directors
Ann Daly
Katherine Kendrick
Kristina M. Leslie
Directors and executive officers of DreamWorks Animation, Inc. as a group (9 persons)
Persons owning more than 5% of a class of our equity securities
DreamWorks Studios L.L.C.
Holdco
Selling stockholders(2)

*	Less than 1%.

(1)	Unless otherwise indicated, each beneficial owner listed above has represented that he, she or it possesses sole voting and sole investment power with respect to the shares beneficially owned by such person, entity or group and includes all options currently exercisable or exercisable within 60 days of , 2004. The percentages of beneficial ownership as to each person, entity or group assume the exercise or conversion of all options held by such person, entity or group.

(2)	DreamWorks Studios’ members that elect to sell in this offering will be added at a later date.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of                      shares of Class A common stock, par value $0.01 per share,                      shares of Class B common stock, par value $0.01 per share,                      shares of Class C common stock, par value $0.01 per share, and                      shares of preferred stock, par value $0.01 per share. Immediately following this offering:

•	of the authorized shares of Class A common stock, shares will be issued and outstanding;

•	of the authorized shares of Class B common stock, shares will be issued and outstanding, all of which will be held by Jeffrey Katzenberg, David Geffen, Holdco and DreamWorks Studios after completion of this offering;

•	of the authorized shares of Class C common stock, shares will be issued and outstanding, all of which will be held by Vulcan after distribution of shares by Holdco; and

•	no shares of our preferred stock will be outstanding.

      The following summary description relating to our capital stock does not purport to be complete. The rights of the holders of our capital stock will be set forth in our restated certificate of incorporation, as well as the Vulcan stockholder agreement and the Class B stockholder agreement, the forms of each of which are filed as exhibits to the registration statement of which this prospectus forms a part. The summary set forth below is qualified by reference to such exhibits and to the applicable provisions of the Delaware General Corporation Law.

Common Stock

      The relative rights of the Class A common stock, the Class B common stock and the Class C common stock are substantially identical in all respects, except for voting rights and conversion rights.

Voting Rights

      Each share of Class A common stock entitles the holder to one vote, each share of Class B common stock entitles the holder to fifteen votes and each share of Class C common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. In addition, the Class C common stock, voting as a single class, is entitled to elect one director. The Class C designated director will be Paul Allen for so long as, in his reasonable determination, he is reasonably able to serve as a director and such service would not cause him any economic detriment. In the event that Paul Allen is not able to serve as a director, the Class C common stockholder will consult with our chairman of the board before appointing Paul Allen’s replacement. The holders of Class A common stock, Class B common stock and Class C common stock are not entitled to cumulate their votes in the election of directors. Except as otherwise provided in our restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority, or, in the case of election of directors (other than the director elected by the Class C common stockholder), by a plurality, of the votes entitled to be cast by all shares of Class A common stock, Class B common stock and Class C common stock present in person or represented by proxy, voting together as a single class.

Dividends

      Holders of Class A common stock, Class B common stock and Class C common stock will share equally in any dividend declared by our board of directors, subject to any preferential rights of any outstanding preferred stock. Dividends consisting of shares of Class A common stock, Class B common stock, Class C common stock or any of our other securities or the securities of any other legal entity may be paid only as follows:

•	a share distribution consisting of Class A common stock (or convertible securities that are convertible into, exchangeable for or evidence the right to purchase shares of Class A common stock) with respect to shares of Class A common stock, Class B common stock and Class C common stock, on an equal per share basis; or consisting of shares of Class A common stock (or convertible securities that are convertible into, exchangeable for or evidence the right to purchase shares of Class A common stock) with respect to shares of Class A common stock and, on an equal per share basis, shares of Class B common stock (or convertible securities that are convertible into, exchangeable for or evidence the right to purchase shares of Class B common stock) with respect to shares of Class B common stock and, on an equal and per share basis, shares of Class C common stock (or convertible securities that are convertible into, exchangeable for or evidence the right to purchase shares of Class C common stock) with respect to shares of Class C common stock; and

•	a share distribution consisting of shares of any class or series of our securities or any other person other than Class A common stock, Class B common stock or Class C common stock (and other than convertible securities that are convertible into, exchangeable for or evidence the right to purchase shares of Class A common stock, Class B common stock or Class C common stock), either on the basis of a distribution of identical securities, on an equal per share basis, with respect to shares of Class A common stock, Class B common stock and Class C common stock or on the basis of a distribution of one class or series of securities with respect to shares of Class A common stock and Class C common stock and another class or series of securities with respect to shares of Class B common stock, provided that the securities so distributed (and, if applicable, the securities into which the distributed securities are convertible, or for which they are exchangeable, or which the distributed securities evidence the right to purchase) do not differ in any respect other than their relative voting rights and related differences in conversion and share distribution provisions, with shares of Class B common stock receiving the class or series having the higher relative voting rights (without regard to whether such rights differ to a greater or lesser extent than the corresponding differences in voting rights and related differences in conversion and share distribution provisions between the Class A common stock and the Class C common stock, on the one hand, and the Class B common stock, on the other hand), but if the securities so distributed constitute capital stock of one of our subsidiaries, such rights cannot differ to a greater extent than the corresponding differences in voting rights, conversion and share distribution provisions between the Class A common stock and the Class C common stock, on the one hand, and the Class B common stock, on the other hand, and such distribution must otherwise be made on an equal per share basis.

Subdivision or Combination

      If we in any manner subdivide or combine the outstanding shares of Class A common stock, Class B common stock or Class C common stock, the outstanding shares of other classes of common stock will be proportionately subdivided or combined in the same manner and on the same basis as the outstanding shares of Class A common stock, Class B common stock or Class C common stock, as the case may be, that have been subdivided or combined.

Conversion

      Each share of Class B common stock and each share of Class C common stock is convertible at any time and from time to time at the option of the holder thereof into one share of Class A common stock. Solely for the limited purpose of effecting the distribution of shares of Class C common stock by Holdco to Vulcan in accordance with the procedures described under “Related Party Agreements — Escrow and Distribution Agreement,” the Class B common stock is convertible into Class C common stock. The Class A common stock has no conversion rights.

      In the event that Vulcan transfers any shares of Class C common stock other than to an entity controlled by Vulcan, such shares will automatically convert into Class A common stock. In addition, if, at any time, the total number of shares of Class C common stock is less than two-thirds of the total number of shares of Class C common stock distributed by Holdco to Vulcan, all shares of Class C common stock outstanding at such time will automatically convert into Class A common stock.

Equivalent Consideration in Certain Transactions

      In the event of any merger, consolidation, share exchange, reclassification of the outstanding shares of Class A common stock, Class B common stock or Class C common stock or other reorganization to which we are a party, in which the shares of Class A common stock, Class B common stock and Class C common stock will be exchanged for or converted into cash or other property or our securities or the securities of any other person, each share of common stock will be entitled to receive Equivalent Consideration (as defined in our restated certificate of incorporation) on a per share basis. Consideration to be paid or received by a holder of Class A common stock, Class B common stock or Class C common stock in connection with such a transaction pursuant to any employment, consulting, severance or other arrangement is not deemed to be “consideration” that is included in the determination of “Equivalent Consideration”.

Other Rights

      Our stockholders have no preemptive or other rights to subscribe for additional shares. All holders of common stock, regardless of class, are entitled to share equally on a share-for-share basis in any assets available for distribution to common stockholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable.

Registration Rights

      Certain of our stockholders as of the completion of this offering have certain registration rights with respect to our common stock. See “Related Party Agreements — Registration Rights Agreement.”

Preferred Stock

      Our board of directors is authorized to provide for the issuance of preferred stock in one or more series and to fix the designation, preferences, powers and relative, participating, optional and other rights, qualifications, limitations and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference and to fix the number of shares to be included in any such series. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights.

Corporate Opportunities

      Our restated certificate of incorporation will provide for the allocation of certain corporate opportunities between us and DreamWorks Studios and certain of its affiliates.

Certain Anti-Takeover and Other Provisions of the Charter and By-laws and Delaware Law

      Provisions of our restated certificate of incorporation and by-laws could deter, delay or prevent a third-party from acquiring us, even if doing so would benefit our stockholders.

Stockholder Meetings

      Our restated certificate of incorporation and by-laws provide that until such time as the outstanding shares of Class B common stock cease to represent a majority of the combined voting power of the voting stock, special meetings of the stockholders may be called only upon written request of holders of not less than a majority of the combined voting power of the voting stock, upon request of a majority of the board or upon request of the chief executive officer. Effective on and after such time as the outstanding shares of Class B common stock cease to represent a majority of the combined voting power of the voting stock, special meetings of the stockholders may be called only upon the request of a majority of the board or by any holder of Class B common stock.

Requirements for Advance Notice of Stockholder Nominations and Proposals

      Our by-laws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. In order for any matter to be “properly brought” before a meeting, a stockholder must comply with requirements regarding advance notice and provide certain information to us.

Stockholder Action by Written Consent

      Our restated certificate of incorporation and by-laws provide that until such time as the outstanding shares of Class B common cease to represent a majority of the combined voting power of the voting stock, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, must be signed by the holders of our outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted. Effective on and after such time as the outstanding shares of Class B common stock cease to represent a majority of the combined voting power of the voting stock, subject to the rights of the holders of any series of preferred stock, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.

Amendment of Certificate of Incorporation and By-laws

      Our restated certificate of incorporation provides that, until such time as the outstanding shares of Class B common stock cease to represent a majority of the combined voting power of the voting stock, the affirmative vote of the holders of a majority of the combined voting power of the voting stock, voting together as a single class, will be required for stockholders to adopt, amend, alter or repeal any provision of the by-laws and on and after such time as the outstanding shares of Class B common stock cease to represent a majority of the combined voting power of the voting stock, the affirmative vote of the holders of 80% of the combined voting power of the voting stock, voting together as a single class, will be required for stockholders to adopt, amend, alter or repeal any provision of the by-laws.

      In addition, the provisions in our restated certificate of incorporation relating to amendment of the certificate of incorporation and by-laws, inapplicability to the Company of Delaware General Corporation Law Section 203, advance notice of director nominations, corporate opportunities, stockholder meetings and action by written consent may not be amended, altered, changed or repealed in any respect unless such amendment, alteration, change or repeal is approved by the affirmative vote of not less than 80% of the combined voting power of the voting stock.

Business Combinations under Delaware Law

      Our restated certificate of incorporation expressly states that we have elected not to be governed by Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from engaging in a “business combination”, as defined in clause (c)(3) of that section, with an “interested stockholder”, as defined in clause (c)(5) of that section, for a period of three years after the date of the transaction in which the stockholder became an interested stockholder.

Limitation of Liability of Officers and Directors — Indemnification

      Our restated certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, our certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by that law.

Trading

      We intend to apply to have our Class A common stock approved for quotation on the                     under the symbol “          ”.

Transfer Agent and Registrar

      The transfer agent and registrar of our common stock is                         .

SHARES ELIGIBLE FOR FUTURE SALE

      All of the shares of our Class A common stock sold in this offering will be freely tradable without restriction under the Securities Act of 1933, except for any shares that may be acquired by an affiliate of DreamWorks Animation, Inc., as that term is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, DreamWorks Animation, Inc. and may include directors and officers of DreamWorks Animation, Inc. as well as significant stockholders of DreamWorks Animation, Inc.

      The shares of our Class A and Class B common stock held by DreamWorks Studios and its members and Holdco are “restricted securities” as defined in Rule 144, and may not be sold other than through registration under the Securities Act or under an exemption from registration, such as the one provided by Rule 144.

      Generally, Rule 144 provides that a person who has beneficially owned “restricted” shares for at least one year will be entitled to sell on the open market in brokers’ transactions, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock; and

•	the average weekly trading volume of the common stock on the open market during the four calendar weeks preceding such sale.

      Sales under Rule 144 are also subject to post-sale notice requirements and the availability of current public information about the issuer.

      In the event that any person who is deemed to be our affiliate purchases shares of our common stock in this offering or acquires shares of our common stock pursuant to one of our employee benefit plans, the shares held by that person are required under Rule 144 to be sold in brokers’ transactions, subject to the volume limitations described above. Shares properly sold in reliance upon Rule 144 to persons who are not affiliates are thereafter freely tradable without restriction.

      We have agreed to effect one or more secondary follow-on offerings of our Class A common stock after this offering. Jeffrey Katzenberg and David Geffen (or entities controlled by them), acting together, or Vulcan may select the timing of one follow-on secondary offering, which must occur during the period beginning six months after this offering and ending on May 31, 2006. We have also agreed that the DreamWorks Studios members that elect to participate in the follow-on offering will be entitled to receive a minimum of $                     million of net cash proceeds from a combination of sales of secondary shares in this offering and sales of shares in the follow-on secondary offering.

      If the participating DreamWorks Studios’ members have not received a minimum of $                     million of net cash proceeds from a combination of sales of secondary shares in this offering and the follow-on offering prior to May 31, 2006, Vulcan will have the ability to initiate an additional follow-on offering during the subsequent 18-month period beginning May 31, 2006. See “Related Party Agreements — Escrow and Distribution Arrangement.”

      Entities controlled by (or estate planning vehicles of) Steven Spielberg, Jeffrey Katzenberg and David Geffen have agreed not to offer or sell any of our shares without the prior consent of the underwriters of this offering, for 365 days after the date of this prospectus and each of DreamWorks Studios, certain of its members, Holdco and Vulcan have agreed to a minimum 180 day lockup. In addition, sales of our Class A common stock will also be restricted by lock-up agreements that we, our directors and executive officers and certain of our employees will enter into with the underwriters. These lock-up agreements will restrict them, subject to specified exceptions, from selling or otherwise disposing of any shares for a minimum period of 180 days after the date of this prospectus without the prior consent of the underwriters. In addition, Vulcan and entities controlled by Steven Spielberg, Jeffrey Katzenberg and David Geffen will agree to certain trading and hedging limitations until the release of shares by Holdco.

      In addition, we expect DreamWorks Studios to pledge approximately            shares of our Class B common stock as security for its obligations under its revolving credit agreement. Under certain circumstances following an event of default by DreamWorks Studios under that revolving credit agreement, the lenders will be entitled to take possession of the pledged shares of common stock (after converting any pledged Class B common stock into Class A common stock) and sell them in the open market, subject to applicable bankruptcy, securities and other laws.

      We have been advised by the underwriters that they may at their discretion waive the lock-up agreements; however, they have no current intention of releasing any shares subject to a lock-up agreement. The release of any lock-up would be considered on a case-by-case basis. In considering any request to release shares covered by a lock-up agreement, the representatives would consider, among other factors, the particular circumstances surrounding the request, including but not limited to the number of shares requested to be released, market conditions, the possible impact on the market for our Class A common stock, the trading price of our Class A common stock, historical trading volumes of our Class A common stock, the reasons for the request and whether the person seeking the release is one of our or DreamWorks Studios’ officers or directors, or is DreamWorks Animation, Inc. or DreamWorks Studios. No agreement has been made between the representatives and us or any of our stockholders pursuant to which the representatives will waive the lock-up restrictions.

      Sales of substantial amounts of our common stock in the open market, or the availability of such shares for sale, could adversely affect the price of our common stock.

      All shares issued in this offering or to employees as described in the previous section, other than shares issued to affiliates, generally will be freely tradable.

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES

FOR NON-UNITED STATES STOCKHOLDERS

      This is a general summary of material United States Federal income and estate tax considerations with respect to your acquisition, ownership and disposition of Class A common stock if you are a beneficial owner of shares other than:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation created or organized in, or under the laws of, the United States or any political subdivision of the United States;

•	an estate, the income of which is subject to United States Federal income taxation regardless of its source;

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or

•	a trust that existed on August 20, 1996, was treated as a United States person on August 19, 1996, and elected to be treated as a United States person.

      This summary does not address all of the United States Federal income and estate tax considerations that may be relevant to you in light of your particular circumstances or if you are a beneficial owner subject to special treatment under United States income tax laws (such as a “controlled foreign corporation,” “passive foreign investment company,” “foreign personal holding company,” company that accumulates earnings to avoid United States Federal income tax, foreign tax-exempt organization, financial institution, broker or dealer in securities or former United States citizen or resident). This summary does not discuss any aspect of state, local or non-United States taxation. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (“Code”), Treasury regulations, judicial opinions, published positions of the United States Internal Revenue Service (“IRS”) and all other applicable authorities, all of which are subject to change, possibly with retroactive effect. This summary is not intended as tax advice.

      If a partnership holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor.

      WE URGE PROSPECTIVE NON-UNITED STATES STOCKHOLDERS TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME, ESTATE AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF CLASS A COMMON STOCK.

Dividends

      In general, any distributions we make to you with respect to your shares of Class A common stock that constitute dividends for United States Federal income tax purposes will be subject to United States withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you provide proper certification of your eligibility for such reduced rate (usually on an IRS Form W-8BEN). A distribution will constitute a dividend for United States Federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under the Code. Any distribution not constituting a dividend will be treated first as reducing your basis in your shares of Class A common stock and, to the extent it exceeds your basis, as gain from the disposition of your shares of Class A common stock.

      Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States (and, if certain income tax treaties apply, are attributable to a United States permanent establishment maintained by you) generally will not be subject to United States withholding tax if you comply with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to

United States Federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to United States persons. If you are a corporation, effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty). Dividends that are effectively connected with your conduct of a trade or business but that under an applicable income tax treaty are not attributable to a United States permanent establishment maintained by you may be eligible for a reduced rate of United States withholding tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.

Sale or Other Disposition of Class A Common Stock

      You generally will not be subject to United States Federal income tax on any gain realized upon the sale or other disposition of your shares of Class A common stock unless:

•	the gain is effectively connected with your conduct of a trade or business within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment you maintain);

•	you are an individual, you hold your shares of Class A common stock as capital assets, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

•	we are or have been a “United States real property holding corporation” for United States Federal income tax purposes (which we believe we are not and have never been, and do not anticipate we will become) and you hold or have held, directly or indirectly, at any time within the shorter of the five-year period preceding disposition or your holding period for your shares of Class A common stock, more than 5% of our Class A common stock.

      Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to United States Federal income tax, net of certain deductions, at the same rates applicable to United States persons. If you are a corporation, the branch profits tax also may apply to such effectively connected gain. If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business in the United States but under an applicable income tax treaty is not attributable to a permanent establishment you maintain in the United States, your gain may be exempt from United States tax under the treaty. If you are described in the second bullet point above, you generally will be subject to United States Federal income tax at a rate of 30% on the gain realized, although the gain may be offset by some United States source capital losses realized during the same taxable year.

Information Reporting and Backup Withholding

      We must report annually to the IRS the amount of dividends or other distributions we pay to you on your shares of Class A common stock and the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make copies of the information returns reporting those dividends and amounts withheld available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

      The United States imposes a backup withholding tax on dividends and certain other types of payments to United States persons. You will not be subject to backup withholding tax on dividends you receive on your shares of Class A common stock if you provide proper certification (usually on an IRS Form W-8BEN) of your status as a non-United States person or you are a corporation or one of several types of entities and organizations that qualify for exemption (an “exempt recipient”).

      Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of Class A common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if you sell your shares of Class A common stock through a United States broker or the United States office of a foreign broker, the broker will be required to report the amount of proceeds paid to you to the IRS and also backup withhold on that amount unless you provide appropriate certification (usually on an IRS

Form W-8BEN) to the broker of your status as a non-United States person or you are an exempt recipient. Information reporting (and backup withholding if the appropriate certification is not provided) also apply if you sell your shares of Class A common stock through a foreign broker deriving more than a specified percentage of its income from United States sources or having certain other connections to the United States.

      Any amounts withheld with respect to your shares of Class A common stock under the backup withholding rules will be refunded to you or credited against your United States Federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.

Estate Tax

      Class A common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States Federal estate tax purposes) of the United States at the time of his or her death will be included in the individual’s gross estate for United States Federal estate tax purposes and therefore may be subject to United States Federal estate tax unless an applicable estate tax treaty provides otherwise. Recently enacted legislation reduces the maximum Federal estate tax rate over an 8-year period beginning in 2002 and eliminates the tax for estates of decedents dying after December 31, 2009. In the absence of renewal legislation, these amendments will expire and the Federal estate tax provisions in effect immediately prior to 2002 will be restored for estates of decedents dying after December 31, 2010.

UNDERWRITING

      We, the selling stockholders and the underwriters named below will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are the joint book-running managers for this offering and the representatives of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.
J.P. Morgan Securities Inc.

Total

      The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

      If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional                      shares from us and the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

      The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by Us

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

      Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $          per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

      Entities controlled by (or estate planning vehicles of) Steven Spielberg, Jeffrey Katzenberg and David Geffen have agreed to a lock-up period of 365 days after the date of this prospectus with the underwriters. Each of DreamWorks Studios, certain of its members, Holdco and Vulcan have agreed to a minimum 180 day lock-up period with the underwriters. In addition to these lock-up agreements, sales of our Class A common stock will also be restricted by lock-up agreements for a minimum of 180 days that we, our directors and executive officers and certain of our employees will enter into with the underwriters. These lock-up agreements restrict us, our stockholders and our directors and executive officers, subject to specified exceptions, from offering, selling, contracting to sell, pledging, hedging or otherwise disposing of, directly or indirectly, or filing with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclosing the intention to make any offer, sale, pledge, disposition or filing, for the applicable number of days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities Inc.

      The underwriters have reserved for sale at the initial public offering price up to                      shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

      Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us, the selling stockholders and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

      We intend to apply for listing of our Class A common stock on                     under the symbol “     .”

      In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us and the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on                     , in the over-the-counter market or otherwise.

      Each underwriter will represent, warrant and agree that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended); (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

      The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

      The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

      This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

      Each underwriter has acknowledged and agreed that the securities have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law. As part of the offering, the underwriters may offer securities in Japan to a list of 49 offerees in accordance with the above provisions.

      The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

      We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $          .

      We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

      Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and our affiliates, for which they received or will receive customary fees and expenses. J.P. Morgan Securities Inc. is an affiliate of Chemical Investments, Inc., which owns shares of DreamWorks Studios’ Class S stock. As a result of such ownership, in connection with our separation from DreamWorks Studios, Chemical Investments, Inc. will be entitled to receive            shares of our Class A common stock. J.P. Morgan Securities Inc. is also an affiliate of JPMorgan Chase Bank, which is the administrative agent and a lender under DreamWorks Studios’ senior credit facilities and J.P. Morgan Securities Inc. was the sole lead arranger and sole book runner of DreamWorks Studios’ senior credit facilities. A portion of the proceeds from this offering will be used to repay borrowings under DreamWorks Studios’ senior credit facilities that we will assume in connection with our separation from DreamWorks Studios. Because more than 10% of the net proceeds of this offering will be paid to affiliates of the underwriters, this offering is being conducted pursuant to Conduct Rule 2710(h) of the National Association of Securities Dealers, Inc. (“NASD”). That rule requires that the price at which shares of our common stock are to be distributed to the public can be no higher than that recommended by a

“qualified independent underwriter,” as defined by the NASD. Goldman, Sachs & Co. has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus is a part. Goldman, Sachs & Co. has received $10,000 from us as compensation for such role.

LEGAL MATTERS

      The validity of our common stock offered hereby will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York. Each of Cravath, Swaine & Moore LLP and Simpson Thacher & Bartlett LLP has acted as counsel to DreamWorks Studios from time to time in certain matters.

EXPERTS

      Ernst & Young LLP, independent registered public accounting firm, have audited our combined financial statements at December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003, as set forth in their report. We have included our combined financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

      We have not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. We filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-1 (the “Registration Statement”) under the Securities Act, with respect to the offer and sale of common stock pursuant to this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto in accordance with the rules and regulations of the Commission and no reference is hereby made to such omitted information. Statements made in this prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the registration statement are summaries of the terms of such contracts, agreements or documents and are not necessarily complete. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The registration statement and the exhibits and schedules thereto filed with the Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 5670 Wilshire Boulevard, 11th Floor, Los Angeles, CA 90036-3648. The Commission also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. For further information pertaining to the common stock offered by this prospectus and DreamWorks Animation, Inc. reference is made to the registration statement.

      Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities and Exchange Act and will file periodic reports and other information with the Commission. These periodic reports and other information will be available for inspection and copying at the Commission’s public reference facilities and the web site of the Commission referred to above.

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Combined Financial Statements:
Combined Balance Sheets as of December 31, 2002 and 2003 and March 31, 2004 (unaudited)	F-3
Combined Statements of Operations for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004 (unaudited)	F-4
Combined Statements of Owner’s Equity (Deficiency) for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2004 (unaudited)	F-5
Combined Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004 (unaudited)	F-6
Notes to Combined Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DreamWorks L.L.C., owner of DreamWorks Animation

      We have audited the accompanying combined balance sheets of DreamWorks Animation (a division of DreamWorks L.L.C. as defined in Note 1) as of December 31, 2002 and 2003, and the related combined statements of operations, owner’s equity (deficiency), and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of DreamWorks Animation at December 31, 2002 and 2003, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

      As more fully described in Note 1, the Company changed its method of accounting for film inventories as of January 1, 2001, its method of accounting for goodwill and intangible assets as of January 1, 2002, and its method of accounting for consolidation of variable interest entities as of December 31, 2003.

/s/ ERNST & YOUNG LLP

Los Angeles, California

July 9, 2004

DREAMWORKS ANIMATION

(A Division of DreamWorks L.L.C.)

COMBINED BALANCE SHEETS

	December 31,		March 31,

	2002	2003	2004

			(Unaudited)

	(In thousands)
ASSETS
Cash and cash equivalents	$3	$41	$41
Accounts receivable, net of allowance for doubtful accounts and reserve for returns	150,915	131,329	45,190
Receivables from employees	2,080	2,480	2,260
Film inventories	471,847	422,343	475,116
Property, plant, and equipment, net of accumulated depreciation and amortization	15,375	85,064	83,982
Deferred costs, net of amortization of $341, $838, and $964, respectively	1,986	1,641	1,516
Goodwill	26,462	26,462	26,462
Other assets	578	1,644	2,194

Total assets	$669,246	$671,004	$636,761

LIABILITIES AND OWNER’S EQUITY (DEFICIENCY)
Liabilities
Accounts payable	$1,994	$1,615	$1,838
Accrued liabilities	112,645	97,280	88,319
Advances and unearned revenue	65,197	89,009	143,508
Obligations under capital leases	4,375	3,732	3,552
Debt allocated by DreamWorks Studios	313,814	418,379	380,062
Other debt	—	76,612	81,684

Total liabilities	498,025	686,627	698,963
Commitments and contingencies
Non-controlling minority interest	—	2,941	2,941
Owner’s equity (deficiency)	171,221	(18,564)	(65,143)

Total liabilities and owner’s equity (deficiency)	$669,246	$671,004	$636,761

See accompanying notes.

DREAMWORKS ANIMATION

(A Division of DreamWorks L.L.C.)

COMBINED STATEMENTS OF OPERATIONS

				Three Months Ended
	Years Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(Unaudited)

	(In thousands)
Operating revenue	$661,308	$456,356	$295,574	$48,201	$40,814
Costs of revenue	509,087	396,983	438,313	40,994	45,478

Gross profit (loss)	152,221	59,373	(142,739)	7,207	(4,664)
Selling, general and administrative expenses	49,568	56,954	24,910	9,183	7,767

Operating income (loss)	102,653	2,419	(167,649)	(1,976)	(12,431)
Interest expense, net of interest income	(812)	(3,940)	(12,360)	(3,585)	(3,541)
Other expense, net	(14,005)	(27,419)	(4,730)	(6,300)	(9,646)

Income (loss) before income taxes and cumulative effect of accounting changes	87,836	(28,940)	(184,739)	(11,861)	(25,618)
Provision for income taxes	(1,434)	(2,191)	(1,839)	(85)	(303)

Income (loss) before cumulative effect of accounting changes	86,402	(31,131)	(186,578)	(11,946)	(25,921)
Cumulative effect of accounting changes	(82,743)	—	(2,522)	—	—

Net income (loss)	$3,659	$(31,131)	$(189,100)	$(11,946)	$(25,921)

Unaudited pro forma combined statement of operations data (see Note 14):
Income (loss) before income taxes and cumulative effect of accounting changes	$87,836	$(28,940)	$(184,739)	$(11,861)	$(25,618)
Pro forma provision for income taxes	(36,349)	(2,191)	(1,839)	(85)	(303)

Income (loss) before cumulative effect of accounting changes	51,487	(31,131)	(186,578)	(11,946)	(25,921)
Cumulative effect of accounting changes, net of tax	(50,751)	—	(2,522)	—	—

Pro forma net income (loss)	$736	$(31,131)	$(189,100)	$(11,946)	$(25,921)

See accompanying notes.

DREAMWORKS ANIMATION

(A Division of DreamWorks L.L.C.)

COMBINED STATEMENTS OF OWNER’S EQUITY (DEFICIENCY)

(In thousands)

Owner’s equity at January 1, 2001	$483,117
Net transfers to DreamWorks Studios	(6,564)
Net income	3,659

Owner’s equity at December 31, 2001	480,212
Net transfers to DreamWorks Studios	(277,860)
Net loss	(31,131)

Owner’s equity at December 31, 2002	171,221
Net transfers to DreamWorks Studios	(685)
Net loss	(189,100)

Owner’s deficiency at December 31, 2003	(18,564)
Net transfers to DreamWorks Studios (unaudited)	(20,658)
Net loss (unaudited)	(25,921)

Owner’s deficiency at March 31, 2004 (unaudited)	$(65,143)

See accompanying notes.

DREAMWORKS ANIMATION, INC.

(A Division of Dreamworks L.L.C.)

COMBINED STATEMENTS OF CASH FLOWS

	December 31,			March 31,

	2001	2002	2003	2003	2004

				(Unaudited)

	(In thousands)
Operating activities
Net income (loss)	$3,659	$(31,131)	$(189,100)	$(11,946)	$(25,921)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Cumulative effect of accounting changes	82,743	—	2,522	—	—
Amortization and write off of film inventories	225,367	163,565	291,460	36,686	14,945
Compensation expense pursuant to Employee Equity Participation Plan	1,251	257	(2,255)	(1,387)	(1,149)
Depreciation and amortization	4,458	3,483	4,138	877	1,387
Revenues recorded against advances and unearned revenue	(37,074)	(37,046)	(53,249)	(3,451)	(1,523)
Provision for doubtful accounts and video returns	71,935	(58,129)	(27,166)	(12,848)	(12,822)
Change in operating assets and liabilities:
Accounts receivable	(238,819)	221,180	46,752	153,950	98,961
Receivables from employees	1,184	(720)	(400)	58	220
Film inventories	(236,301)	(191,202)	(241,956)	(62,673)	(67,718)
Other assets	1	(280)	(1,066)	48	(550)
Accounts payable and accrued expenses	51,030	(21,236)	(13,488)	(31,500)	(7,589)
Unearned revenue	7,039	(4,135)	13,783	359	7,173

Net cash provided by (used in) operating activities	(63,527)	44,606	(170,025)	68,173	5,414

Investing activities
Purchases of property, plant, and equipment	(4,663)	(5,267)	(3,108)	(191)	(179)

Net cash used in investing activities	(4,663)	(5,267)	(3,108)	(191)	(179)

Financing Activities
Transfers to DreamWorks Studios	(6,564)	(277,860)	(685)	(227,692)	(20,658)
Other debt	—	—	6,553	—	5,072
Increase (decrease) in debt allocated from DreamWorks Studios	62,462	145,353	104,565	147,514	(38,317)
Deferred debt costs	—	(2,327)	(152)	(152)	(1)
Payments on capital leases	(594)	(626)	(643)	(180)	(180)
Advances	13,557	95,289	63,533	12,528	48,849

Net cash provided by (used in) financing activities	68,861	(40,171)	173,171	(67,982)	(5,235)

Increase (decrease) in cash and cash equivalents	671	(832)	38	—	—
Cash and cash equivalents at beginning of period	164	835	3	3	41

Cash and cash equivalents at end of period	$835	$3	$41	$3	$41

See accompanying notes.

DREAMWORKS ANIMATION

(A Division of DreamWorks L.L.C.)

NOTES TO COMBINED FINANCIAL STATEMENTS

(Information for the three months ended March 31, 2003 and 2004 is unaudited)

1.	Organization and Summary of Significant Accounting Policies

Basis of Presentation and Business

      The combined financial statements of DreamWorks Animation (“DreamWorks Animation” or the “Company”) present the stand-alone financial position, results of operations, and cash flows of the animation businesses and activities of DreamWorks L.L.C. and its consolidated subsidiaries (“DreamWorks Studios” or the “Parent”). The businesses and activities of DreamWorks L.L.C.’s animation business include the development, production and exploitation of animated films in the domestic and international theatrical, home video, television and other markets, as well the activities of its consumer products division. DreamWorks Studios is a limited liability company engaged primarily in the businesses of development, production and distribution of live action and animated feature films. The combined financial statements of the Company reflect all adjustments, including allocations of costs incurred by DreamWorks Studios, necessary for a fair presentation of the operations of the Company. (See Note 2).

Interim Financial Data

      The unaudited combined financial statements of the Company for the three months ended March 31, 2003 and 2004 have been prepared on the same basis as the audited combined financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to state fairly the financial information set forth therein, in accordance with U.S. generally accepted accounting principles.

      The results of operations for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the full fiscal year.

Changes in Accounting Principles

      In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position No. 00-2, “Accounting by Producers or Distributors of Films” (the “SOP”), which became effective for the Company on January 1, 2001. The SOP established new accounting standards for producers and distributors of films and television programming, including changes in revenue recognition and accounting for advertising, development, and overhead costs. In addition, the SOP provided that development costs for abandoned projects and certain indirect overhead costs should be charged directly to expense, instead of capitalized to film costs. Accordingly, the Company recorded a one-time cumulative adjustment in 2001, which reduced Film Inventories, Net Income and Owner’s Equity by approximately $83 million. As permitted by the SOP, the Company has presented unclassified combined balance sheets.

      The Company adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“FAS”) No. 142, “Goodwill and Other Intangible Assets”, on January 1, 2002. Under FAS 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually for impairment, or more frequently if impairment indicators arise. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the amortization and impairment provisions of FAS 142 are effective upon adoption of FAS 142. Pursuant to FAS 142, goodwill must be assessed for impairment at least annually or upon an adverse change in operations that more-likely-than-not reduces the fair value of a reporting unit below its carrying value. Upon adoption of FAS 142, the Company had unamortized goodwill of $26.5 million and amortization ceased as of January 1, 2002. The impact of adopting the non-amortization provisions of FAS 142 was to reduce net loss by approximately $1.5 million for both of the years ended December 31, 2002 and 2003, and $0.4 million for both of the three months ended March 31, 2003 and 2004.

DREAMWORKS ANIMATION
(A Division of DreamWorks L.L.C.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information for the three months ended March 31, 2003 and 2004 is unaudited)

      In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“Interpretation 46”). In November 2003, the FASB revised certain provisions of Interpretation 46. Interpretation 46 requires a variable interest entity (defined as a corporation, partnership, trust or any other legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities) to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns, or both. The consolidation requirements of Interpretation 46, as revised, apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements for older entities were effective on December 31, 2003. Upon adoption of Interpretation 46, the Company consolidated the special-purpose entity that acquired its Glendale animation campus in March 2002 (see Note 6). Such consolidation has resulted in an increase in property, plant and equipment of $70.2 million, net of accumulated depreciation, an increase in debt and a non-controlling minority interest of $70.1 million and $2.9 million, respectively, and a cumulative effect of a change in accounting principle of $2.5 million.

Supplemental Cash Flow Information

      Cash paid for taxes for the years ended December 31, 2001, 2002 and 2003 was $1.4 million, $2.2 million and $1.8 million, respectively, and was $0.1 million and $0.3 million for the three months ended March 31, 2003 and 2004, respectively.

      In 2003, in connection with the adoption of Interpretation 46, the Company recorded property, plant and equipment, net of accumulated depreciation, of $70.2 million, other debt of $70.1 million, non-controlling minority interest of $2.9 million, and a cumulative effect of accounting change of $2.5 million.

Cash and Cash Equivalents and Concentration of Credit Risk

      Cash and cash equivalents consist of cash on deposit and high quality money market investments, principally commercial paper and commercial paper mutual funds, with maturities when purchased of three months or less.

      Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents consist of cash on deposit and high-quality money market investments, principally commercial paper and commercial paper mutual funds, with maturities when purchased of three months or less. The Company limits its exposure to credit loss by placing its cash and cash equivalents in short term investments with high-credit, quality financial institutions. Significant accounts receivable are due from Universal Studios, Inc. (“Universal”), the Company’s international theatrical distributor and worldwide home video fulfillment services provider. As of December 31, 2002 and 2003, and March 31, 2004, approximately 82%, 68% and 44%, respectively, of accounts receivable was due from Universal (See Note 3). Accounts receivable resulting from revenues earned in other markets are derived from sales to customers located principally in North America, Europe and Asia. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

Financial Instruments

      The fair value of cash and cash equivalents, accounts receivable, accounts payable, and advances approximates carrying value due to the short-term maturity of such instruments. The fair value of interest rate swap and foreign exchange agreements is the estimated amount the Company would receive or pay to

DREAMWORKS ANIMATION
(A Division of DreamWorks L.L.C.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information for the three months ended March 31, 2003 and 2004 is unaudited)

terminate the agreements, taking into account current interest or exchange rates and the current creditworthiness of the counterparties.

      DreamWorks Studios has entered into interest rate swap agreements to serve as a hedge against interest rate fluctuations associated with the Company’s payment obligations under its real estate lease agreement. (See Note 6). Accordingly, DreamWorks Studios has attributed interest rate swap agreements with a notional amount of $73 million to the Company. These interest rate swap agreements do not qualify for special hedge accounting and, as a result, changes in the fair value of such interest rate swap agreements has been reflected in Other Income (Expense) in the combined statements of operations.

      DreamWorks Animation has entered into loan agreements with two banks for financing of the production of a film (see Note 6). In connection with these agreements, the Company entered into foreign currency exchange transactions to limit the Company’s foreign exchange rate exposure associated with its purchase of British pounds to finance the film. These agreements do not qualify for special hedge accounting and, as a result, the fair value of such foreign currency exchange transactions has been included in Other Income (Expense) in the combined statements of operations.

      The accompanying combined financial statements also reflect the allocations of DreamWorks Studios’ indebtedness and the effects of DreamWorks Studios’ interest rate swap agreements as described in Note 6.

Inventories, Revenue and Costs

Inventories

      Film inventories are stated at the lower of cost or fair value. These inventories consist of development and production costs, including capitalized overhead and interest. The Company also maintains home video product in inventory, which primarily consists of digital videodiscs and videocassette tapes and are stated at the lower of cost or market.

Revenue

      The following are the conditions that must be met in order to recognize revenue in accordance with the SOP: (i) persuasive evidence of a sale or licensing arrangement with a customer exists; (ii) the film is complete and has been delivered or is available for immediate and unconditional delivery; (iii) the license period of the arrangement has begun and the customer can begin its exploitation, exhibition or sale; (iv) the arrangement fee is fixed or determinable and (v) collection of the arrangement fee is reasonably assured. Amounts received from customers prior to the availability date of the product are included in unearned revenue. Revenue is recognized upon meeting the criteria for revenue recognition required by the SOP as follows:

      Theatrical: Revenue from the theatrical distribution of films is recognized as the films are exhibited in theaters.

      Pay Television and Free Television: Revenue from both pay and free television licensing agreements are recognized at the time the production is made available for exhibition in those markets.

      Home Video: Revenue from the sale of home video units is recognized at the time the product is made available for retail sale. The Company follows the practice of providing for future returns of home video product at the time the products are sold. These provisions are based on historical experience. Actual returns are charged against the reserve. Revenue associated with the licensing of home video product under revenue-sharing agreements is recorded as earned under the terms of the underlying agreements.

DREAMWORKS ANIMATION
(A Division of DreamWorks L.L.C.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information for the three months ended March 31, 2003 and 2004 is unaudited)

Costs

      Inventories are amortized and contingent compensation and residuals are accrued on an individual film basis in the proportion that current revenues bear to total remaining estimated lifetime revenues as required by the SOP.

      Distribution and marketing costs, including advertising and marketing are expensed as incurred. Theatrical print costs are expensed upon release of the film. During the years ended December 31, 2001, 2002 and 2003, and the three months ended March 31, 2003 and 2004, the Company included $275.0 million, $212.2 million, $142.0 million, $14.6 million and $30.1 million, respectively, of distribution and marketing costs in costs of revenue.

      Home video manufacturing costs are charged to costs of revenue at the time home video revenues are recognized.

Property, Plant and Equipment

      Property, plant and equipment are stated at the lower of cost or fair value. Depreciation of property, plant and equipment is calculated using the straight-line method over the useful life of the asset, ranging from three to forty years. Leasehold improvements are amortized using the straight-line method over the life of the asset, not to exceed the length of the lease. Amortization of assets acquired under capital leases is included in depreciation expense.

Talent Commitments

      The Company enters into contracts with talent (primarily performers, writers and producers) for the development of new product. Advance payments made under such contracts, net of expected recoupments from productions, are amortized on a straight-line basis over the term of the commitment.

Income Taxes

      DreamWorks Studios paid no federal income taxes as an entity as the operations of DreamWorks Studios were included in the taxable income of its individual members. The tax expense in the accompanying combined statements of operations principally represent foreign withholding taxes and state franchise taxes. See Note 14 for pro forma income tax information reflecting the income tax provision that the Company would have recorded if the Company had been subject to federal taxation as a corporation and had filed separate tax returns for all periods presented. Income taxes are recorded based on the liability method, which requires recognition of deferred tax assets and liabilities based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Use of Estimates

      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, including estimates of ultimate revenues and ultimate costs of film and television product. Actual results could differ from those estimates.

DREAMWORKS ANIMATION
(A Division of DreamWorks L.L.C.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information for the three months ended March 31, 2003 and 2004 is unaudited)

Goodwill

      Goodwill of approximately $29.1 million, associated with DreamWorks Studios’ 2000 acquisition of a majority interest in Pacific Data Images, Inc. (“PDI”) has been allocated to the Company. At December 31, 2003, the Company has determined that there was no impairment of goodwill.

Deferred Costs

      Costs associated with negotiating the Company’s animation facility lease, which consist principally of legal costs and bank fees, are deferred and amortized to rent expense using the straight-line method over the life of the lease.

Stock-Based Compensation

      The Company follows the provisions of FAS 123, “Accounting for Stock-Based Compensation” (“FAS 123”). The provisions of FAS 123 allow companies to either expense the estimated fair value of equity awards or to continue to follow the intrinsic value method set forth in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). The Company has elected to continue to apply APB 25 in accounting for its preexisting stock options which were outstanding at the time of the acquisition of PDI. DreamWorks Studios uses stock appreciation rights (which allow all employees to share in the growth in value of DreamWorks Studios) as its principal stock-based compensation plan. The vested amount of these awards are recorded at their redemption value, and DreamWorks Studios has allocated to the Company the redemption liability and the associated compensation expense related to the Company’s employees. Compensation expense, determined using the accelerated expense attribution method under FASB Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option Plans”, is adjusted to reflect changes in redemption value (See Note 8).

Impairment of Long-Lived Assets

      The Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. In such cases, the amount of the impairment is determined based on the relative fair values of the impaired assets.

Recent Accounting Pronouncements

      In December 2002, the FASB issued FAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (“FAS 148”). FAS 148 amends FAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure provisions of FAS 123 to require prominent disclosure of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported operating results, including per share amounts, in annual and interim financial statements. The disclosure provisions of FAS 148 were effective immediately upon issuance in 2002. As of December 31, 2003, the Company has no immediate plans to adopt the fair value method of accounting for stock-based employee compensation.

2.	Relationship to DreamWorks Studios

      During the periods covered by the combined financial statements, DreamWorks Studios provided all marketing and overhead services to the Company, including executive management, domestic theatrical

DREAMWORKS ANIMATION
(A Division of DreamWorks L.L.C.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information for the three months ended March 31, 2003 and 2004 is unaudited)

marketing and distribution, oversight of international theatrical distribution and worldwide home video distribution, worldwide television sales, accounting and finance, legal, employee benefits, risk management and information technology. DreamWorks Studios has allocated such costs to the Company to reflect the amounts that DreamWorks Studios believes is a fair and reasonable allocation of its costs to provide these services to the Company. In general, these allocations have been calculated based on the percentage that the Company’s films, headcount, revenue or other criteria constitute of the total films, headcount, revenue or other criteria of DreamWorks Studios (including those of the Company). Certain of these costs that are significantly or exclusively related to the production of films are included in capitalized overhead in accordance with the SOP and are reported as Film Inventories in the accompanying combined balance sheets. All other allocations have been included in Selling, General and Administrative Expenses in the accompanying combined statements of operations. Costs, including capitalized costs, allocated from DreamWorks Studios for the years ended December 31, 2001, 2002 and 2003 are $40.2 million, $34.2 million and $34.6 million, respectively, and were $9.4 million and $9.9 million for the three-months ended March 31, 2003 and 2004, respectively. DreamWorks Studios has provided all working capital required for the development, production, and marketing of films, as well as overhead, through centralized cash management. The net impact of DreamWorks Studios’ funding of the Company’s operations, after the allocation of its indebtedness (Note 6), have been reflected as a component of Owner’s Equity (Deficiency) in the accompanying combined financial statements.

Allocations

      Worldwide Marketing and Distribution: Certain overhead expenses for the marketing and distribution of the Company’s films have been allocated to the Company by DreamWorks Studios. These costs include the salaries, fringe benefits, and operating expenses of the employees in DreamWorks Studios’ theatrical, home video, marketing and television sales/distribution departments. The allocation of the overhead associated with these functions has been based on several factors, including: (1) marketing costs incurred for the Company’s films as a percentage of marketing costs incurred for all DreamWorks Studios’ films; (2) the number of films the Company has released as a percentage of all DreamWorks Studios’ films released in a given year and (3) estimates of time spent on the Company’s releases as a percentage of time spent on all DreamWorks Studios’ releases.

      Executive Management: Executive management expense is comprised of the expenses relating to the principals and chief operating officers employed by DreamWorks Studios, including the costs associated with transportation provided by DreamWorks Studios to the Company’s executives. These costs have been allocated to the Company based on a combination of (1) revenue generated by the Company as a percentage of DreamWorks Studios consolidated revenue and (2) the Company’s headcount as a percentage of DreamWorks Studios consolidated headcount.

      Finance and Accounting: DreamWorks Studios has allocated accounting and finance services related costs, including the costs of financial systems, to the Company based on several factors, including: (1) revenue generated by the Company as a percentage of DreamWorks Studios consolidated revenue; (2) the Company’s headcount as a percentage of DreamWorks Studios total headcount and (3) estimates of time spent on the Company’s finance projects as a percentage of time spent on all DreamWorks Studios finance projects.

      Legal: Costs related to legal services, other than outside legal fees and film specific trademark related expenses, which have been directly charged to the Company, have been allocated to the Company based on actual time spent by DreamWorks Studios’ attorneys on matters related primarily to the Company or the Company’s films.

DREAMWORKS ANIMATION
(A Division of DreamWorks L.L.C.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information for the three months ended March 31, 2003 and 2004 is unaudited)

      Human Resources: DreamWorks Studios has allocated human resources costs, including management, benefits administration and employee relations to the Company based on the Company’s headcount as a percentage of the consolidated headcount of DreamWorks Studios. Other costs related to human resources, such as recruiting and relocation costs have been directly incurred by the Company.

      Occupancy and Facilities Management: The costs of facilities, facilities management and mail services have been allocated to the Company based on the square footage that the Company has occupied at of the Company’s Glendale animation campus and the Company’s Redwood City production facility as a percentage of total square footage of all DreamWorks Studios facilities.

      Insurance: Property insurance premiums have historically been allocated to the Company based on the Company’s insurable asset values as a proportion of DreamWorks Studios’ total insurable asset values. Asset values are representative of the asset’s fair market or replacement value as determined at the time of premium renewal. The insurance premiums for policies such as errors and omissions, directors and officers, travel, and excess liability, have been allocated to the Company based on (1) the Company’s headcount as a percentage of the consolidated headcount of DreamWorks Studios and (2) the number of films the Company has released as a percentage of all DreamWorks Studios’ films released in a given year.

      Information Technology: DreamWorks Studios has allocated to the Company the costs of network infrastructure and administrative desktop computer support. This allocation has been based on the Company’s headcount as a percentage of total DreamWorks Studios headcount, in each case excluding the headcount of the Company’s Redwood City facility, as the costs related to Redwood City have been directly incurred by the Company. For telecommunications, the Company has been allocated a fixed fee for every telephone user, which includes the costs of the equipment and related maintenance and support costs. The Company has also been charged for actual local and long distance usage.

      Other Allocations: The Company has been allocated certain other costs, including (1) costs to track, deliver and store various film and film related content (for example, film elements, photos and artwork); (2) costs to oversee dubbing of the Company’s films and (3) costs to oversee the placement of musical content in the Company’s films.

      DreamWorks Studios provides fringe benefits to the Company’s employees. DreamWorks Studios pays all costs of the employer provided benefits package, including health and 401(k) plans and employer payroll taxes, and allocates such costs to the Company based on a percentage of total salaries incurred by or allocated to the Company in relation to the total salaries incurred by DreamWorks Studios. Employee fringe expense allocated to the Company for the years ended December 31, 2001, 2002 and 2003 was $6.3 million, $7.6 million and $9.7 million, respectively, and $2.4 million and $3.2 million for the three-months ended March 31, 2003 and 2004, respectively, which were recorded as Selling, General and Administrative expenses.

      The Company leases its animation campus in Glendale, California (see Note 6). The Company incurs all costs related to the operation of the facility, and allocates occupancy costs to DreamWorks Studios. DreamWorks Studios was allocated occupancy expense of approximately $9.4 million, $8.9 million, and $9.0 million for the years ended December 31, 2001, 2002 and 2003, respectively, and $1.8 million and $2.8 million for the three-months ended March 31, 2003 and 2004, respectively. A portion of these costs has been reallocated to the Company through the departmental allocations discussed above.

3.	Distribution, Licensing and Other Operating Agreements

      In prior years, DreamWorks Studios entered into several agreements with Universal and its affiliates to provide international theatrical distribution and international and domestic home video fulfillment services. In 2001, DreamWorks Studios amended and extended its agreements with Universal (the “2001 Universal

DREAMWORKS ANIMATION
(A Division of DreamWorks L.L.C.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information for the three months ended March 31, 2003 and 2004 is unaudited)

Agreement”). In accordance with the Universal Agreement, DreamWorks Studios received an advance against amounts due to DreamWorks Studios based on the projected net receipts, as defined, of pictures in release and pictures in production or pre-production (the “2001 Advance”). DreamWorks Studios is required to provide to Universal quarterly estimates of projected cash receipts, net of projected expenses, distribution and service fees, due to DreamWorks Studios from Universal in the markets where Universal provides distribution and fulfillment services (the “Pipeline Estimate”).

      The 2001 Advance is calculated as the lesser of $100 million or 87% of the Pipeline Estimate. At each of December 31, 2002, and 2003, and at March 31, 2004, the 2001 Advance was calculated to be $100 million. A portion of the 2001 Advance has been allocated to the Company based on the relative share of the Company’s net receipts included in the Pipeline Estimate. Accordingly, at December 31, 2002 and 2003 and March 31, 2004, $32.3 million, $12.8 million and $12.2 million, respectively, of the 2001 Advance has been allocated to the Company and is included in Advances and Unearned Revenue in the accompanying combined balance sheets.

      In October 2003, DreamWorks Studios entered into a new amended and restated agreement with Universal (the “2003 Universal Agreement”). The 2003 Universal Agreement extends the terms of the international theatrical distribution and international and domestic home video fulfillment services agreements until December 31, 2010, with an option for Universal to extend the term for an additional one or two years if certain performance thresholds are not met. Pursuant to the 2003 Universal Agreement, DreamWorks Studios retains responsibility for all direct distribution costs and Universal receives a fee for distribution and fulfillment services.

      Pursuant to the 2003 Universal Agreement, Universal agreed to pay to DreamWorks Studios an additional advance of $75 million (the “2003 Advance”), of which $37.5 million was received in December 2003 and $37.5 million was received in March 2004. The entire 2003 Advance is based on projected net receipts, as defined, of the Company’s animated features released subsequent to December 31, 2002. As a result, 100% of the 2003 Advance has been allocated to the Company and is included in Advances and Unearned Revenue in the accompanying combined balance sheets.

      If future Pipeline Estimates fall below the levels required to maintain the maximum advance, the excess advance must be repaid within five business days. The advances are otherwise not recoupable or refundable until the earlier of a payment default or termination of the Universal Agreements.

      DreamWorks Studios has received advances from Home Box Office, Inc. (“HBO”) against license fees payable for future film product under an exclusive 10-year domestic pay television license agreement between HBO and DreamWorks Studios. Since the advances are identified for each film, the Company has been allocated the portion of the advances related to its animated features. During the years ended December 31, 2001, 2002 and 2003, the Company recognized as revenue $20 million, $10 million and $10 million of such advances, respectively, in each case representing a portion of the license fee due from HBO upon availability of the underlying films. No such revenues were recognized in the three months ended March 31, 2003 and 2004. Unrecognized advances of $10 million were allocated to the Company at December 31, 2002. As of December 31, 2003 and March 31, 2004, there were no unrecognized advances from HBO. DreamWorks Studios and the Company are obligated to refund the advances if the advances exceed the license fees earned by the films in accordance with the HBO agreement.

DREAMWORKS ANIMATION
(A Division of DreamWorks L.L.C.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information for the three months ended March 31, 2003 and 2004 is unaudited)

4.	Film Inventories

      The following is an analysis of film inventories (in thousands):

	December 31,
			March 31,
	2002	2003	2004

			(Unaudited)
In development:
Animated feature films	$20,659	$31,633	$41,867
In production:
Animated feature films	318,918	299,213	347,715
Television series	—	10,414	15,663
In release, (net of amortization):
Animated feature films	132,270	81,083	69,871

Total film inventories	$471,847	$422,343	$475,116

      The Company anticipates that 96% of completed and released film inventories as of December 31, 2003 will be amortized over the next three years. The Company further anticipates that 54% of “in release” inventory will be amortized during 2004.

      Interest capitalized to film inventories during the years ended December 31, 2002 and 2003 and the three months ended March 31, 2004 totaled $10.2 million, $6.9 million, and $2.2 million, respectively.

5.	Property, Plant and Equipment

      Property, plant and equipment are comprised of the following (in thousands):

	December 31,
			March 31,
	2002	2003	2004

			(Unaudited)
Leasehold improvements	$17,262	$19,158	$19,257
Furniture and equipment	7,002	7,934	8,013
Computer hardware and software	4,093	4,373	4,374
Equipment acquired under capital leases	6,982	6,982	6,982
Land and buildings	—	73,000	73,000

Total property, plant and equipment	35,339	111,447	111,626
Accumulated depreciation and amortization	(19,964)	(26,383)	(27,644)

Property, plant and equipment, net	$15,375	$85,064	$83,982

      For the years ended December 31, 2001, 2002, and 2003 and the three months ended March 31, 2003 and 2004 the Company recorded depreciation and amortization expense (other than film amortization) of $2.9 million, $3.1 million, $3.6 million, $0.8 million and $1.3 million, respectively. Accumulated depreciation and amortization includes depreciation of assets acquired under capital leases. On December 31, 2003, the Company adopted Interpretation 46, as revised, and has consolidated the special-purpose entity that acquired the Glendale animation campus, which increased property, plant and equipment as of December 31, 2003, and will increase non-film depreciation and amortization in the future (see Note 6).

DREAMWORKS ANIMATION
(A Division of DreamWorks L.L.C.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information for the three months ended March 31, 2003 and 2004 is unaudited)

6.	Debt

      DreamWorks Studios has allocated its debt and related interest to the Company based on the proportion of the Company’s capital invested in films in production as a percentage of total capital invested by DreamWorks Studios in all films in production. Management of the Company believes that this allocation best reflects the Company’s actual use of capital. For the years ended December 31, 2001, 2002 and 2003, interest allocated to the Company amounted to $17.4 million, $15.3 million and $20.5 million, respectively, and for the three months ended March 31, 2003 and 2004, interest allocated to the Company was $5.6 million and $5.1 million, respectively. Of these amounts, interest capitalized to Film Inventories in accordance with FAS 34 “Capitalization of Interest Cost”, totaled $16.8 million, $10.2 million and $6.9 million for the years ended December 31, 2001, 2002 and 2003, respectively, and $1.7 million and $2.2 million for the three months ended March 31, 2003 and 2004, respectively.

      DreamWorks Studios’ indebtedness is principally based on variable rates based on LIBOR, Eurodollar or commercial paper rates, plus a margin. Substantially all of the assets of the Company have been pledged as collateral to the lenders under the revolving credit facility of DreamWorks Studios, and its subsidiaries, including the Company, have guaranteed this facility. In addition, a portion of the Company’s assets held by DW Funding, L.L.C., a wholly owned subsidiary of DreamWorks Studios, have been pledged as collateral under its securitization documents. DreamWorks Studios’ existing credit facility places restrictions on its ability to sell assets or make distributions to its members, and such restrictions extend to the Company.

      DreamWorks Studios utilizes interest rate swap agreements to hedge the interest rate sensitivity of its indebtedness. These agreements do not qualify for special hedge accounting and, as a result, changes in the fair value of such agreements have been charged to operations. The impact of these agreements has been allocated to the Company in a manner similar to the allocation of debt. Accordingly, the net change in the fair value of these contracts has been charged to Other Income (Expense), and the allocated fair value of these contracts has been reflected in Accrued Liabilities. For the years ended December 31, 2001, 2002 and 2003, and for the three months ended March 31, 2003 and 2004, the Company recorded other expense of $10.0 million, $19.9 million, $0.6 million, 3.1 million, and $7.3 million, respectively, related to the allocated changes in the fair value of these instruments.

      DreamWorks Studios has entered into interest rate swap agreements and has allocated to the Company agreements with aggregate notional principal amounts of $76.5 million for the year ended December 31, 2001, and $73.0 million for the years ended December 31, 2002 and 2003. These contracts are intended to serve as a hedge against the interest rate fluctuations associated with the Company’s animation campus indebtedness. Pursuant to these agreements, DreamWorks Studios paid and allocated to the Company fixed rates of interest ranging from 6.06% to 6.20% in 2002 and 2003 (weighted average of 6.16%) and received and allocated to the Company floating LIBOR-based rates of interest (weighted average of 2.14% at December 31, 2001, 1.51% at December 31, 2002 and 1.18% at December 31, 2003).

      At December 31, 2002 and 2003 and March 31, 2004, the Company estimates it would have been required to pay approximately $33.9 million, $31.8 million and $38.3 million, respectively, to terminate the all the aforementioned swap agreements. These amounts have been recorded in Accrued Liabilities in the accompanying combined financial statements.

      In May 1996, DreamWorks Animation entered into an agreement with a financial institution for the construction of an animation campus in Glendale, California, and the subsequent lease of the facility upon its completion in early 1998. The lease on the property, which was acquired and financed by the financial institution for $76.5 million, qualified as an operating lease for the Company. In March 2002, the Company renegotiated the lease through the creation of a special-purpose entity that acquired the property from the

DREAMWORKS ANIMATION
(A Division of DreamWorks L.L.C.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information for the three months ended March 31, 2003 and 2004 is unaudited)

financial institution for $73.0 million and the special-purpose entity leased the facility to the Company for a five-year term. This transaction was structured to qualify as an operating lease and obligated the Company to provide a residual value guarantee of approximately $61 million. The entire amount of the obligation, $70.1 million at March 31, 2004, is due and is payable in March 2007. In connection with the adoption of Interpretation 46, the special-purpose entity has been consolidated by the Company as of December 31, 2003 (see Note 5).

      In October 2003, the Company entered into an agreement to acquire an animated film currently in production. Pursuant to the acquisition agreement, the Company will pay approximately $45.0 million to acquire substantially all rights to the film. In connection with the acquisition, DreamWorks Studios entered into loan agreements for the financing of the production costs of up to approximately $28.7 million. Of this amount, $6.6 million and $11.6 million had been incurred as of December 31, 2003 and March 31, 2004, respectively. This obligation is included in Other Debt and Film Inventories in the accompanying combined balance sheets. The Company has entered into certain foreign exchange transactions intended to hedge the fluctuations of foreign currency payments related to the acquisition of this film. Pursuant to these transactions, the Company is obligated to purchase up to 16.7 million British pounds at an exchange rate specified in the transaction documents. At December 31, 2003 and March 31, 2004, the banks would be required to pay the Company approximately $1.2 million and $1.8 million, respectively, to terminate the foreign currency agreements. These amounts have been recorded in Other Assets in the accompanying combined financial statements.

7.	Commitments and Contingencies

      In addition to the lease expense related to the Glendale animation campus (until its consolidation on December 31, 2003), the Company is allocated lease expense by DreamWorks Studios for certain non-cancelable office space and equipment operating leases. Certain of these office leases contain escalations in the monthly rental amounts. DreamWorks Studios has also entered into several operating leases for furniture, computers and production equipment with terms ranging from three to five years. These leases also provide for certain termination and purchase options. For the years ended December 31, 2001, 2002 and 2003, and the three months ended March 31, 2003 and 2004, the Company incurred lease expense, including that allocated by DreamWorks Studios, of approximately $13.6 million, $9.8 million, $11.6 million, $2.7 million, and $1.5 million, respectively.

      In December 1997, DreamWorks Studios entered into a capital lease with Pacific Enterprises for the energy management assets associated with the Company’s Glendale animation campus. This capital lease has been attributed to the Company, and, accordingly, the Company has reflected an asset of approximately $7.0 million. As of December 31, 2003, $3.7 million of the related capital lease obligation remains outstanding. Payments of obligations under the capital lease totaled approximately $0.6 million in each of the years ended December 31, 2001, 2002 and 2003 and $0.2 million in each of the three months ended March 31, 2003 and 2004.

DREAMWORKS ANIMATION
(A Division of DreamWorks L.L.C.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information for the three months ended March 31, 2003 and 2004 is unaudited)

      Future minimum lease payments of all leases are as follows (in thousands):

	Operating	Capital

2004	$8,753	$1,080
2005	9,869	996
2006	8,386	996
2007	4,020	996
2008	2,050	332
Thereafter	15,144	—

Subtotal	48,222	4,400
Less amount representing interest	—	(668)

Total	$48,222	$3,732

      The Company estimates that during the year ending December 31, 2004, it will pay approximately $7.5 million of its accrued contingent compensation and residual costs as of December 31, 2003.

      The Company also has a purchase commitment related to the acquisition of a film as described in Note 6.

      From time to time, DreamWorks Studios is involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company does not believe that adverse decisions in any pending or threatened proceedings, or any amount which the Company might be required to pay by reason thereof, would have a material adverse effect on the financial condition or operating results of the Company.

8.	Employee Benefit Plans

401(k) Plans

      The Company participates in DreamWorks Studio’s defined contribution retirement plan (the “Plan”) under provisions of Section 401(k) of the Internal Revenue Code (“IRC”). Substantially all employees not covered by collective bargaining agreements are eligible to participate in the Plan. The maximum contribution for the employer match is equal to 50% of the employees’ contribution, up to 4% of their compensation, as limited by Sec. 415 of the IRC. The costs of the employer match, as well as all costs of administering the Plan are included in DreamWorks Studios fringe benefit allocation to the Company.

Employee Equity Participation Plan

      The Company participates in DreamWorks Studios’ Employee Equity Participation Plan (the “Equity Plan”). DreamWorks Studios may grant to employees or consultants either actual or phantom shares of Class E stock (the “Shares”) or alternative Class E stock (the “Alternative Shares”), with the aggregate outstanding Shares or Alternative Shares not to exceed 10% of the equity of DreamWorks Studios. Most of the Shares or Alternative Shares granted vest ratably over seven years and the employees become fully vested in their Shares or Alternative Shares on the seventh anniversary date of the granting of such Shares or Alternative Shares. The employees and consultants may redeem the Shares or Alternative Shares for cash or subordinated debt of DreamWorks Studios, at a predetermined interest rate, at the greater of a percentage of fair market value or the stipulated minimums provided in the Equity Plan, after a three-year blackout period, provided that DreamWorks Studios achieves certain defined operating performance thresholds. If these thresholds are not achieved, the redemption price will be based on a percentage of fair market value only.

DREAMWORKS ANIMATION
(A Division of DreamWorks L.L.C.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information for the three months ended March 31, 2003 and 2004 is unaudited)

      For the years ended December 31, 2001 and 2002, compensation expense attributable to the Company’s employees pursuant to the Equity Plan of $1.3 million and $0.3 million, respectively, was allocated to the Company. During the years ended December 31, 2002 and 2003, DreamWorks Studios determined that the fair market value of the Shares and Alternative Shares had decreased from the previously determined fair market value. Accordingly, for the year ended December 31, 2002, the amount of recorded compensation expense was reduced to reflect the reduction in fair value as of December 31, 2002. For the year ended December 31, 2003, the Company reversed previously recorded compensation expense related to the Equity Plan aggregating $2.3 million to reflect the reduction in fair value as of December 31, 2003. As of December 31, 2002 and 2003 and March 31, 2004, deferred compensation liabilities associated with the Equity Plan of $8.7 million, $6.4 million and $5.3 million, respectively, were allocated to the Company.

      In connection with the acquisition of PDI in 2000, the Company inherited a stock option plan that was previously established by PDI. As of March 31, 2004, there were approximately 2.6 million stock options outstanding under this plan, for the purchase of approximately 19% of the outstanding stock of PDI, substantially all of which were vested. There have been no additional grants or exercises of stock options since the acquisition of PDI in 2000.

9.	Related Party Transactions

      The Company has made loans to certain of its executives and employees pursuant to various notes receivable arrangements. These arrangements require interest to be paid at rates ranging from 0% to 5.88%. Payments are due under terms ranging from 1 to 10 years. Amounts due at December 31, 2002 and 2003 and March 31, 2004 are reflected in Receivables from Employees in the accompanying combined balance sheets. Interest income associated with these notes receivable for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004 was not material.

      The Company provides services to DreamWorks Studios related to the licensing of products based on DreamWorks Studios’ films and characters in such films. In the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004, revenues earned from licensing activities on behalf of DreamWorks Studios totaled $1.8 million, $0.7 million, $3.7 million, $0.4 million and $0.2 million, respectively.

10.	Segment and Geographic Information

      The Company operates in a single segment: the production and distribution of animated films. Revenues attributable to foreign countries were approximately $214.0 million, $199.1 million and $135.6 million for the years ended December 31, 2001, 2002 and 2003, respectively, and were approximately $30.3 million and $32.5 million, respectively, for the three-months ended March 31, 2003 and 2004. Long-lived assets located in foreign countries were not material.

      Pursuant to the terms of the distribution agreements in place at DreamWorks Studios, whereby DreamWorks Studios has not been responsible for collecting foreign currency, there is a relatively short period between revenue recognition and cash payment. DreamWorks Studios generally has not used foreign currency swap transactions to hedge foreign currency exchange risks associated with these distribution agreements.

DREAMWORKS ANIMATION
(A Division of DreamWorks L.L.C.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information for the three months ended March 31, 2003 and 2004 is unaudited)

11.	Valuation and Qualifying Accounts and Reserves

      The following is a summary of the valuation and qualifying accounts included in the combined balance sheets for the years ended December 31, 2001, 2002, and 2003 and the three months ended March 31, 2004 (in thousands):

	Balance at	Charged to	Deductions (Actual
	Beginning	(Credited)	Returns and Bad	Balance at
	of Period	Operations	Debt Write-offs)	End of Period

2001
Reserve for returns	$47,296	$117,993	$(45,894)	$119,395
Allowance for doubtful accounts	788	(136)	(28)	624
2002
Reserve for returns	119,395	(43,552)	(33,433)	42,410
Allowance for doubtful accounts	624	24,332	(5,476)	19,480
2003
Reserve for returns	42,410	18,085	(30,421)	30,074
Allowance for doubtful accounts	19,480	(3,589)	(11,241)	4,650
March 31, 2004 (unaudited)
Reserve for returns	30,074	2,452	(15,109)	17,417
Allowance for doubtful accounts	4,650	(141)	(24)	4,485

      In 2001, the animated film, Shrek, was released in the home video market. At the time of release, the Company estimated a return reserve based on its historical experience and sales data available at the time. In 2002, the actual sales of units at the retail level exceeded the Company’s estimates and, accordingly, the return reserve was reduced.

      In 2003, the Company collected receivables from customers in bankruptcy which had been previously reserved.

12.	Accrued Liabilities

      Accrued liabilities consists of the following:

	December 31,
			March 31,
	2002	2003	2004

			(unaudited)
Fair value of derivative instruments	$33,913	$31,828	$38,263
Accrued distribution costs	43,603	27,079	16,130
Other accrued liabilities	35,129	38,373	33,926

	$112,645	$97,280	$88,319

13.	Subsequent Event (unaudited)

      In July 2004, DreamWorks Animation, Inc. filed a registration statement with the Securities and Exchange Commission to issue shares of Class A common stock of DreamWorks Animation, Inc. Upon consummation of the offering, the assets, liabilities and subsidiaries that comprise the Company will be contributed, by merger or otherwise, into DreamWorks Animation, Inc.

DREAMWORKS ANIMATION
(A Division of DreamWorks L.L.C.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information for the three months ended March 31, 2003 and 2004 is unaudited)

      In connection with the offering, DreamWorks Animation expects to enter into a distribution agreement with DreamWorks Studios (the “Distribution Agreement”). Pursuant to the Distribution Agreement, the Company will grant DreamWorks Studios the exclusive right to distribute throughout the world all of its animated feature films that it delivers to Dreamworks Studios through the later of (i) delivery of 12 animated feature films, beginning with Shark Tale, and (ii) December 31, 2010. DreamWorks Studios will be responsible for (1) the domestic and international theatrical exhibition of our films, (2) the domestic and international home video exhibition of our films and direct-to-video pictures, (3) the domestic and international television licensing of the films, including pay-per-view, pay television, network, basic cable and syndication, and (4) non-theatrical exhibition of the films, such as on airlines, in schools and in armed forces institutions. DreamWorks Studios will also grant Internet, radio (for promotional purposes only) and new media rights with respect to the films. DreamWorks Animation will retain all other rights to exploit the films, including the right to make sequels and commercial tie-in and promotional rights with respect to each film, as well as merchandising, interactive, literary publishing, music publishing, soundtrack, radio, legitimate stage and theme park rights.

      Pursuant to the Distribution Agreement, DreamWorks Animation will be responsible for all of the costs and developing and producing its animated feature films and for contingent compensation and residual payments. DreamWorks Studios will generally be responsible for all out-of-pocket costs, charges and expenses incurred in the distribution (including prints and the manufacture of home video units), advertising, marketing, publicizing and promotion of the films, and has agreed to make expenditures consistent with historical levels with respect to its films. The Distribution Agreement will also provide that DreamWorks Studios will be entitled to (1) retain a fee of 8.0% of revenue (without deduction for any distribution and marketing fees and third-party distribution and fulfillment services fees) and (2) recoup all of its distribution and marketing costs prior to the Company recognizing any revenue.

14.	Pro Forma Provision for Income Taxes (unaudited)

      Upon the consummation of the transactions described in Note 13, the Company will be taxed at regular corporate rates. Deferred tax assets and liabilities will be recognized for the tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities will be measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A deferred tax asset valuation allowance will be recorded if it is more likely than not that all or a portion of the recorded deferred tax assets will not be realized.

      For informational purposes, the consolidated statements of operations include a pro forma adjustment for income taxes that would have been recorded if the Company had been incorporated historically, calculated in accordance with FAS No. 109, “Accounting for Income Taxes”.

DREAMWORKS ANIMATION
(A Division of DreamWorks L.L.C.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information for the three months ended March 31, 2003 and 2004 is unaudited)

      Significant components of the pro forma provision for (benefit from) income taxes on income (loss), before cumulative effect of accounting changes, are as follows (in thousands):

	Years Ended December 31,

	2001	2002	2003

Current:
Federal	$48,386	$(18,924)	$—
State and local	5,468	251	92
Foreign	1,419	1,940	1,747

Total current provision (benefit)	55,273	(16,733)	1,839
Deferred:
Federal	(18,924)	18,924	—
State and local	—	—	—

Total deferred provision (benefit)	(18,924)	18,924	—

Total income tax provision	$36,349	$2,191	$1,839

      The pro forma federal and state tax benefit for the years 2002 and 2003 is fully offset by valuation allowances arising in each of those years, since the resulting net operating loss carryforwards created would require a valuation allowance as the likelihood of their realization could not be established at such time.

               Shares

Class A Common Stock

(LOGO TO COME)

PROSPECTUS

                , 2004

Goldman, Sachs & Co.

JPMorgan

          You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common shares.

          No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

          Through and including                     , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

[Concurrent Conversion — Alternative Page]

Subject to Completion, dated July 20, 2004

                    Shares

DreamWorks Animation, Inc.

Class A Common Stock

     This Prospectus is being furnished to you as a stockholder of record of Pacific Data Images, Inc. (“PDI”) in connection with the combination of the businesses of PDI and DreamWorks Animation, Inc. (the “Company”) pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of                , 2004, by and among PDI, the Company, and DWA Acquisition Corp., a wholly owned subsidiary of the Company (“Merger Sub”), which provides for the merger of Merger Sub with and into PDI, with PDI becoming a wholly owned subsidiary of the Company (the “Merger”).

     Concurrently with the Merger, the Company and certain Selling Stockholders (as defined herein) are selling               and                shares of Class A common stock, respectively, and an additional                shares if the underwriters exercise their over-allotment option in full, in an underwritten public offering (the “Offering”). It is currently anticipated that the initial public offering price in the Offering will be between $          and $      per share.

     In the proposed Merger, each share of PDI’s outstanding capital stock (the “Shares”), other than those shares canceled in accordance with the Merger Agreement or held by persons exercising appraisal rights, will be converted into the right to receive                shares of Class A common stock, $.01 par value, of the Company based on an assumed initial public offering price of $          . PDI and the Company expect to complete the Merger simultaneously with the consummation of the Offering.

     PDI has already received the requisite shareholder consent to approve the Merger under the California General Corporation Law (the “CGCL”). As a stockholder of record of PDI, you are entitled to dissenter’s rights under Chapter 13 of the CGCL. The procedures for exercising these rights are explained on page [     ] of this Prospectus.

     Prior to this offering, there has been no public market for our common stock. We intend to apply for listing of our Class A common stock on                     under the symbol “            .”

     See “Risk Factors” beginning on page 11 to read about factors you should consider before buying shares of our Class A common stock.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

     It is expected that the conversion of Shares into Common Stock will occur on                , 2004.

               , 2004.

[Concurrent Conversion — Alternative Page]

The Conversion

      The Merger is being consummated in connection with our initial public offering and pursuant to the Separation Agreement between us and DreamWorks Studios. DreamWorks Studios, the owner of           % of the common stock of PDI and in its capacity as a majority shareholder, has approved the Merger Agreement. See “Related Party Agreements — Separation Agreement.” In the Merger, shareholders of record of PDI will receive            shares of our Class A common stock in exchange for each share of PDI common stock. In accordance with Section 13 of the CGCL, shareholders electing not to exchange their PDI shares for our Class A common stock are entitled to receive $           per share for each share of PDI common stock, an amount determined by us to represent their fair market value. See “The PDI Merger.”

Common stock outstanding immediately after this Merger:

Class A	shares(1)(2)

Class B	shares(3)

Class C	shares(4)

Total	shares

Use of Proceeds	We will not receive any proceeds from the conversion of the Shares into our Class A common stock.

Dividend Policy	We do not anticipate paying any dividends on our common stock in the foreseeable future.

Voting Rights	In general, the Class A, Class B and Class C are substantially identical on all matters. In addition, each class of stock has the following characteristics.

Class A	One vote per share for all matters on which stockholders are entitled to vote, including the election and removal of directors.

Class B	15 votes per share for all matters on which stockholders are entitled to vote, including the election and removal of directors.

Class C	One vote per share for all matters on which stockholders are entitled to vote, including the election and removal of directors. In addition, the right to elect one director voting as a separate class.

Proposed Trading Symbol

Risk Factors	See “Risk Factors” beginning on page 11 of this prospectus for a discussion of factors that you should carefully consider before deciding to invest in shares of our Class A common stock.

(1)	Represents the number of shares of our Class A common stock that would be required to convert all of the shares of common stock of PDI that are not held by DreamWorks Studios, assuming that the initial public offering price in the Offering is $ . Stockholders of PDI (other than DreamWorks Studios) have dissenter’s rights under Section 13 of the CGCL. To the extent these rights are exercised, the number of shares of our Class A common stock required in the conversion would decrease.

(2)	Does not include any of the options that were issued and outstanding as of , 2004, under our 2004 Equity Compensation Plan to purchase a total of shares of our Class A common stock at a weighted average exercise price of $ per share and shares of Class A common stock available for future issuance of options and restricted stock under our 2004 Equity Compensation Plan.

(3)	Of this amount, DreamWorks Studios will hold shares, Holdco will own shares and entities controlled by each of Jeffrey Katzenberg and David Geffen will hold one share.

(4)	To be held by Vulcan.

6

[Concurrent Conversion — Alternative Page]

from taking advantage of certain corporate opportunities. See “Description of Capital Stock — Corporate Opportunities.” So long as Jeffrey Katzenberg, David Geffen, or entities controlled by them, and DreamWorks Studios continue to collectively own shares of our Class B common stock with significant voting power, Jeffrey Katzenberg and David Geffen, or entities controlled by them, will continue to collectively be able to strongly influence or effectively control our decisions.

      Under certain circumstances, Jeffrey Katzenberg and David Geffen, or entities controlled by them, could cease to have a majority of the voting control of our common stock, in which case other significant stockholders may be able to strongly influence or effectively control our decisions.

      Additionally, pursuant to the tax agreement that we expect to enter into with Vulcan in connection with our separation from DreamWorks Studios, future income taxes to various tax authorities may be reduced as a result of the partial increase in the tax basis of our tangible and intangible assets. We will be required to pay to Vulcan a portion of the amounts by which income taxes are actually reduced, subject to repayment provisions if it is determined that these tax savings should not have been available to us. As a result, the interests of Vulcan and the holders of our Class A common stock could differ.

You will experience immediate and substantial dilution as a result of the conversion.

      Prior investors have paid substantially less per share for our common stock than the assumed initial public offering price in the Offering, and the initial public offering price will be the basis on which your shares of PDI common stock will be converted into shares of our Class A common stock. Accordingly, if you do not exercise your dissenter’s rights under Section B of the CGCL, the common stock you receive in as a result of the conversion will result in immediate and substantial dilution of your investment. Based upon the issuance and sale of                million shares of common stock by us at an assumed initial public offering price of $   per share in the Offering (the midpoint of the price range set forth on the cover page of the IPO Prospectus), you will incur immediate dilution of approximately $  in the net tangible book value per share pursuant to the conversion.

      We also have approximately               outstanding stock options to purchase common stock with exercise prices that are below the assumed initial public offering price of the common stock. To the extent that these options are exercised, there will be further dilution.

Anti-takeover provisions of our charter and by-laws, as well as Delaware law may reduce the likelihood of any potential change of control or unsolicited acquisition proposal that you might consider favorable.

      The anti-takeover provisions of Delaware law impose various impediments to the ability of a third-party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. Additionally, provisions of our charter and by-laws could deter, delay or prevent a third-party from acquiring us, even if doing so would benefit our stockholders. These provisions include:

•	the division of our capital stock into Class A common stock and Class C common stock, each entitled to one vote per share, and Class B common stock, entitled to 15 votes per share, all of which will initially be owned or controlled by Jeffrey Katzenberg, David Geffen, Holdco and DreamWorks Studios;

•	the right of the holder of Class C common stock (voting as a separate class) to elect one director;

•	the authority of the board to issue preferred stock with terms as the board may determine;

•	the prohibition of cumulative voting in the election of directors;

•	following such time as the outstanding shares of Class B common stock cease to represent a majority of the combined voting power of the voting stock, prohibition on stockholder action by written consent;

•	limitations on who may call special meetings of stockholders;

•	advance notice requirements for stockholder proposals;

•	following such time as the outstanding shares of Class B common stock cease to represent a majority of the combined voting power of the voting stock, super-majority voting requirements for stockholders to amend the by-laws; and

•	stockholder super-majority voting requirements to amend certain provisions of the charter.

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USE OF PROCEEDS

      We will not receive any cash proceeds from the conversion of the Shares into our Class A common stock.

      We estimate that we will receive approximately $           million in net proceeds from the sale of Class A common stock in the Offering, assuming an initial public offering price of $           per share (the midpoint of the range set forth on the cover page of the IPO Prospectus), after deducting underwriting discounts and commissions and estimated offering expenses and assuming no exercise of the underwriters’ over-allotment option.

      We intend to retain approximately $175 million of the net proceeds of the Class A common stock offered by us for general corporate and working capital purposes, including possible acquisitions, joint ventures and investments. In addition, we will use the remaining net proceeds to repay all or a portion of the indebtedness that we intend to assume from DreamWorks Studios in connection with our separation, which we expect will be approximately $           million. We expect that the debt that we assume will have a maturity date of            and bear an interest rate of            basis points above LIBOR. We have no current agreements or commitments with respect to any potential acquisitions, joint ventures or investments.

      We will not receive any of the proceeds from the sale of shares of our Class A common stock in the Offering by the selling stockholders.

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DIVIDEND POLICY

      We currently intend to retain all our earnings to finance the growth and development of our business. We do not anticipate paying any dividends on our common stock in the foreseeable future. Any future change in our dividend policy will be made at the discretion of our board of directors and will depend on contractual restrictions contained in our credit facility or other agreements, our results of operations, earnings, capital requirements and other factors considered relevant by our board of directors.

DILUTION

      Your interest in our Class A common stock will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock in the Offering and the net tangible book value per share of our common stock after the Offering.

      Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock then outstanding. Our net tangible book value as of                     , 2004 was approximately $           million, or approximately $   per share based on                shares of common stock outstanding as of such date. After giving effect to our sale of shares of Class A common stock in the Offering and the conversion of shares pursuant to the Merger at the initial public offering price of $   per share (the midpoint of the price range set forth on the cover page of the IPO prospectus), and after deducting estimated underwriting discounts and estimated offering expenses, our net tangible book value as of                     , 2004 would have been $              , or $   per share of common stock (assuming no exercise of the underwriters’ over-allotment option). This represents an immediate increase in the net tangible book value of $   per share to existing common stockholders and an immediate and substantial dilution of $   per share to new stockholders receiving common stock in the Offering and the conversion. Tangible assets consist of trade receivables, receivables due from DreamWorks Studios, film inventories, property, plant and equipment and other tangible assets of $   million, which include non-trade receivables of $   million included in other current assets and investments of $   million included in other assets. The following table illustrates this dilution per share:

Assumed initial public offering price per share	$
Net tangible book value per share as of , 2004	$
Increase in net tangible book value per share attributable to the Offering	$
Net tangible book value per share after giving effect to the Offering	$
Dilution per share to new holders of Class A Common Stock	$

      The foregoing discussion and tables assume no exercise of outstanding stock options. As of                     , 2004, there were options outstanding to purchase a total of                shares of our Class A common stock at a weighted average exercise price of $   per share. To the extent that any of these options are exercised, there may be further dilution to new investors.

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CAPITALIZATION

      The following table sets forth, as of March 31, 2004, (a) our historical capitalization and (b) our pro forma as adjusted capitalization, which gives effect to our issuance and sale of                shares of Class A common stock offered hereby (at an assumed initial public offering price of $           per share, the midpoint of the range of the initial public offering price set forth on the cover page of the IPO Prospectus, and after deducting the underwriting discount and estimated expenses of the offering and assuming no exercise of the underwriters’ over-allotment option) and the application of the net proceeds of the Offering as described under the heading “Use of Proceeds.”

	As of March 31, 2004

		Pro forma
	Historical	as Adjusted

	(In thousands)
Cash	$41	$
Obligations under capital leases	3,552
Debt allocated by DreamWorks Studios	380,062
Other debt	81,684
Stockholders’ and owner’s equity (deficiency)
Owner’s equity (deficiency)	(65,143)
Class A common stock, par value $.01 per share, shares authorized; shares issued and outstanding, pro forma as adjusted(1)	—
Class B common stock, par value $.01 per share, shares authorized; shares issued and outstanding, pro forma as adjusted(1)	—
Class C common stock, par value $.01 per share, shares authorized; shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	—

Total stockholders’ and owner’s equity (deficiency)	(65,143)
Total capitalization	$400,196	$

(1)	Does not include (a) options issued under our 2004 Equity Compensation Plan for shares of Class A common stock with a weighted average exercise price of per share, and (b) shares of Class A common stock reserved for issuance under our 2004 Equity Compensation Plan under which options for shares of common stock will be issued on the date hereof at the offering price set forth on the cover page of the IPO Prospectus.

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THE PDI MERGER

Overview

      PDI is a subsidiary of DreamWorks Studios and will become a subsidiary of the Company after the separation. As of July 19, 2004, DreamWorks Studios owned 91.9% of the common stock issued and outstanding of PDI. In connection with our initial public offering, the Board of Directors of PDI has determined that it is in the best interests of PDI and its shareholders to consummate the Merger.

      The Merger. In order to combine PDI’s business with ours, PDI has entered into the Merger Agreement with us which provides for the merger of DWA Acquisition Corp. with and into PDI with PDI being the surviving corporation and becoming our wholly owned subsidiary. The Merger Agreement provides that upon consummation of the Merger:

•	Each outstanding share of DWA Acquisition Corp.’s capital stock shall be converted into and become one fully paid and nonassessable share of PDI common stock.

•	All shares of PDI common stock that are owned by PDI (as treasury stock), us or DWA Acquisition Corp. shall be cancelled and retired with no consideration delivered in exchange;

•	Each issued and outstanding share of PDI common stock, other than shares cancelled and retired as described above and shares, if any, held by persons exercising dissenters’ rights, will be converted into the right to receive shares of our Class A common stock.

Approval of the Merger Agreement and the Articles Amendment

      Consents Required by Applicable Law and the Articles of Incorporation. The CGCL and our Articles of Incorporation require that in order to consummate the Merger, the principal terms of the Merger Agreement must be approved by more than 50% of the outstanding shares of PDI’s common stock. PDI has already received the requisite shareholder consent to approve the Merger under the CGCL and the Articles of Incorporation.

Fairness Opinion

      Under Section 1203 of the CGCL, the Board of Directors of PDI is required to deliver to the shareholders of PDI an affirmative opinion as to the fairness of the consideration to the shareholders of PDI (the “Fairness Opinion”). The Fairness Opinion will be delivered under separate cover.

California Dissenters’ Rights

      A brief description of the procedure that you must follow if you wish to exercise your dissenter’s rights under the CGCL is set forth below. Please note that the description set forth below is only a summary, does not purport to be complete and is qualified in its entirety by Sections 1300, 1301, 1302, 1303 and 1304 of the CGCL.

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      (1) If you wish to exercise your dissenter’s rights under the CGCL, you must deliver to PDI a written demand for purchase of your Shares at the following address:

Pacific Data Images, Inc.
c/o DreamWorks Animation
1000 Flower Street
Glendale, California 91201
Attention: Katherine Kendrick

      The demand must be received by PDI within thirty (30) days after the mailing of this notice. The demand must include a statement of the price that you claim is the fair market value of the Shares as of the day before the announcement of the proposed merger, along with the number and class of the Shares. For purposes of the CGCL, PDI has determined that $ represents the fair market value of each share of common stock of PDI as of the day before the first announcement of the terms of the proposed merger, excluding any appreciation or depreciation in consequence of the proposed merger, but adjusted for any stock split, reverse stock split or share dividend that becomes effective thereafter. You must deliver your share certificate to PDI within the same thirty (30) day period described above, so that that the certificate may be stamped as representing dissenting shares and returned to you.

      (2) If we do not agree on the price per Share, you must file suit in court for a determination of the price. You must file this suit within six (6) months after this notice was mailed. In certain cases, PDI can be required to pay your attorney and appraiser fees.

      (3) If we agree on the price per Share or if a price is fixed by a court, you must surrender the certificates representing your Shares in order to receive payment of the price.

Contact Information for Questions

      If you have any questions about the proposed merger or the information contained in this notice, please contact our outside attorney,                     at                     .

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CERTAIN UNITED STATES FEDERAL INCOME TAX

CONSEQUENCES OF THE PDI MERGER

      This section describes the material U.S. federal income tax consequences associated with the exchange of PDI common stock for shares of Class A common stock pursuant to the Merger. This section only applies to you if you are an individual who is treated as a U.S. citizen or resident of the United States for U.S. federal income tax purposes, your PDI common stock is fully vested, you hold your PDI common stock as a “capital asset” and you are not subject to any special U.S. federal income tax rules. We encourage you to consult your own tax advisor concerning the tax consequences of the Merger and your ownership of shares of Class A common stock, including any federal, state, local, gift and estate tax consequences and non-U.S. tax consequences, in light of your particular circumstances.

      The Conversion of PDI common stock into shares of Class A common stock pursuant to the Merger will not be treated as a taxable event for U.S. federal income tax purposes. Accordingly, a holder of PDI common stock will not recognize any income, gain or loss for U.S. federal income tax purposes in connection with his or her conversion of PDI common stock for shares of our Class A common stock pursuant to the Merger. In addition, any such PDI common stockholder will have the same tax basis and holding period in the shares of Class A common stock received pursuant to the Merger as he or she had in the PDI common stock surrendered therefor, as measured immediately before the exchange.

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DESCRIPTION OF PDI CAPITAL STOCK

      PDI is a California corporation incorporated in August 1980. PDI’s business is conducted through its subsidiary, Pacific Data Images, LLC, a Delaware limited liability company (“PDI LLC”). In April, 1997, DreamWorks Studios and PDI formed a joint venture, Pacific Data Images, LLC (“PDI LLC”) that was initially 60% owned by PDI and 40% owned by DreamWorks Studios. In April 2000, DreamWorks Studios acquired approximately 86.3% of the outstanding common stock of PDI. As of July 19, 2004, DreamWorks Studios owned approximately 91.9% of the outstanding common stock of PDI (75.2% fully diluted) and the remaining common stock was owned by current and former employees of PDI.

      PDI is authorized to issue one class of shares designated Common Stock in the aggregate amount of 30,000,000 shares. As of July 2004, 11,326,243 shares of PDI common stock are issued and outstanding. PDI has no other capital authorized, issued or outstanding.

PLAN OF DISTRIBUTION

      Because the merger of PDI with and into DWA Acquisition Corp. will result in holders of PDI common stock (other than DreamWorks Studios and persons exercising dissenter’s rights) automatically receiving the right to receive                 shares of our Class A common stock, the transaction will not be underwritten.

LEGAL MATTERS

      The validity of our common stock to be issued in connection with the Merger will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York. Cravath, Swaine & Moore LLP has acted as counsel to DreamWorks Studios from time to time in certain matters.

EXPERTS

      Ernst & Young LLP, independent registered public accounting firm, have audited our combined financial statements at December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003, as set forth in their report. We have included our combined financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

      We have not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. We filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-1 (the “Registration Statement”) under the Securities Act, with respect to the offer and sale of common stock pursuant to the IPO prospectus and the conversion of PDI common stock into our Class A common stock pursuant to the Merger. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto in accordance with the rules and regulations of the Commission and no reference is hereby made to such omitted information. Statements made in this prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the registration statement are summaries of the terms of such contracts, agreements or documents and are not necessarily complete. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The registration statement and the exhibits and schedules thereto filed with the Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 5670 Wilshire Boulevard, 11th Floor, Los Angeles, CA 90036-3648. The Commission also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information

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regarding registrants that file electronically with the Commission. For further information pertaining to the common stock offered by this prospectus and DreamWorks Animation, Inc. reference is made to the registration statement.

      Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities and Exchange Act and will file periodic reports and other information with the Commission. These periodic reports and other information will be available for inspection and copying at the Commission’s public reference facilities and the web site of the Commission referred to above.

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               Shares

Class A Common Stock

(LOGO TO COME)

PROSPECTUS

                , 2004

          You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common shares.

          No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

          Through and including                     , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

      The following table sets forth the expenses (other than underwriting compensation expected to be incurred) in connection with this offering. All of such amounts (except the SEC registration fee and the NASD filing fee) are estimated.

SEC registration fee		$82,355
Listing fee
NASD filing fee		30,500
Blue Sky fees and expenses
Printing and engraving costs
Legal fees and expenses
Accounting fees and expenses
Transfer Agent and Registrar fees and expenses
Miscellaneous

Total	$

Item 14.	Indemnification of Directors and Officers.

      Our By-Laws provide that we shall, subject to the limitations contained in the Delaware General Corporation Law, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

      Section           of the Underwriting Agreement, to be filed as Exhibit 1, provides that the Underwriters named therein will indemnify us and hold us harmless and each of our directors, officers or controlling persons from and against certain liabilities, including liabilities under the Securities Act. Section           of the Underwriting Agreement also provides that such Underwriters will contribute to certain liabilities of such persons under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities.

      We were incorporated under the laws of the State of Delaware under the name DreamWorks Animation, Inc. on July 13, 2004. We issued 1,000 shares of our common stock, par value $0.01 per share, to DreamWorks L.L.C. in consideration of a capital contribution of $10.00 by DreamWorks L.L.C. That issuance was exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof because such issuance did not involve any public offering of securities.

Item 16.	Exhibits and Financial Statement Schedules.

      (a) Exhibits

Exhibit
Number	Description

1.1	Underwriting Agreement.*
3.1	Restated Certificate of Incorporation of DreamWorks Animation, Inc.*
3.2	By-laws of DreamWorks Animation, Inc.*
5.1	Opinion of Cravath, Swaine & Moore LLP.*
10.1	2004 Equity Compensation Plan.*
10.2	Separation Agreement, dated , 2004 between DreamWorks Animation L.L.C., DW Funding LLC and DreamWorks L.L.C.*

Exhibit
Number	Description

10.3	Escrow and Distribution Agreement dated , 2004 between DreamWorks Animation L.L.C. and the stockholders named therein.*
10.4	Class B Stockholder Agreement, dated , 2004 among DreamWorks L.L.C., Holdco, M&J K Dream Limited Partnership and DG-DW, L.P.*
10.5	Vulcan Stockholder Agreement, dated , 2004 among DreamWorks L.L.C., Holdco, M&J K Dream Limited Partnership, DG-DW, L.P. and Vulcan.*
10.6	Registration Rights Agreement dated , 2004 between DreamWorks Animation Inc. and the stockholders named therein.*
10.7	Distribution Agreement, dated , 2004 between DreamWorks Animation Inc. and DreamWorks L.L.C.*
10.8	Services Agreement, dated , 2004 between DreamWorks Animation Inc. and DreamWorks L.L.C.*
10.9	Trademark License and Assignment Agreement, dated , 2004 between DreamWorks Animation Inc. and DreamWorks L.L.C.*
10.10	Glendale Lease Agreement, dated , 2004 between DreamWorks Animation Inc. and DreamWorks L.L.C.*
10.11	Tax Agreement, dated , 2004 between DreamWorks Animation Inc. and Vulcan.*
10.12	Employment Agreement, dated between DreamWorks Animation Inc. and Jeffrey Katzenberg.*
10.13	Employment Agreement, dated between DreamWorks Animation Inc. and Roger Enrico.*
10.14	Employment Agreement, dated , 2004 between DreamWorks Animation, Inc. and Ann Daly.*
10.15	Employment Agreement, dated , 2004 between DreamWorks Animation, Inc. and Kathrine Kendrick.*
10.16	Employment Agreement, dated , 2004 between DreamWorks Animation, Inc. and Kristina M. Leslie.*
10.17	Consulting Agreement dated between DreamWorks Animation Inc. and David Geffen.*
10.18	Consulting Agreement dated between DreamWorks Animation Inc. and Steven Spielberg.*
21.1	List of subsidiaries of DreamWorks Animation, Inc.*
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Cravath, Swaine & Moore LLP (contained in Exhibit 5).*
24.1	Powers of Attorney.
27.1	Financial Data Schedule(b).*
99.1	Consent of Paul Allen to be named as director nominee.
99.2	Consent of Lewis W. Coleman to be named as director nominee.
99.3	Consent of Roger A. Enrico to be named as director nominee.
99.4	Consent of David Geffen to be named as director nominee.
99.5	Consent of Jeffrey Katzenberg to be named as director nominee.
99.6	Consent of Nathan Myhrvold to be named as director nominee.
99.7	Consent of Howard Schultz to be named as director nominee.

*	To be filed by amendment.

(b) Financial Statement Schedules.

      The financial statement schedules are omitted because they are inapplicable or the requested information is shown in the consolidated financial statements of DreamWorks Animation, Inc. or related notes thereto.

Item 17.	Undertakings

      The undersigned registrant hereby undertakes as follows:

(1) The undersigned will provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it is declared effective.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Los Angeles the State of California, on the 20th day of July, 2004

DREAMWORKS ANIMATION, INC.

By:	/s/ JEFFREY KATZENBERG

Name: Jeffrey Katzenberg
Title: President

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ JEFFREY KATZENBERG Jeffrey Katzenberg	President and Director	July 20, 2004

/s/ KATHERINE KENDRICK Katherine Kendrick	Vice President, General Counsel and Director	July 20, 2004

/s/ KRISTINA M. LESLIE Kristina M. Leslie	Chief Financial Officer, Chief Accounting Officer and Director	July 20, 2004

Exhibit Index

Exhibit
Number	Description

1.1	Underwriting Agreement.*
3.1	Restated Certificate of Incorporation of DreamWorks Animation, Inc.*
3.2	By-laws of DreamWorks Animation, Inc.*
5.1	Opinion of Cravath, Swaine & Moore LLP.*
10.1	2004 Equity Compensation Plan.*
10.2	Separation Agreement, dated , 2004 between DreamWorks Animation L.L.C., DW Funding LLC and DreamWorks L.L.C.*
10.3	Escrow and Distribution Agreement dated , 2004 between DreamWorks Animation L.L.C. and the stockholders named therein.*
10.4	Class B Stockholder Agreement, dated , 2004 among DreamWorks L.L.C., Holdco, M&J K Dream Limited Partnership and DG-DW, L.P.*
10.5	Vulcan Stockholder Agreement, dated , 2004 among DreamWorks L.L.C., Holdco, M&J K Dream Limited Partnership, DG-DW, L.P. and Vulcan.*
10.6	Registration Rights Agreement dated , 2004 between DreamWorks Animation Inc. and the stockholders named therein.*
10.7	Distribution Agreement, dated , 2004 between DreamWorks Animation Inc. and DreamWorks L.L.C.*
10.8	Services Agreement, dated , 2004 between DreamWorks Animation Inc. and DreamWorks L.L.C.*
10.9	Trademark License and Assignment Agreement, dated , 2004 between DreamWorks Animation Inc. and DreamWorks L.L.C.*
10.10	Glendale Lease Agreement, dated , 2004 between DreamWorks Animation Inc. and DreamWorks L.L.C.*
10.11	Tax Agreement, dated , 2004 between DreamWorks Animation Inc. and Vulcan.*
10.12	Employment Agreement, dated between DreamWorks Animation Inc. and Jeffrey Katzenberg.*
10.13	Employment Agreement, dated between DreamWorks Animation Inc. and Roger Enrico.*
10.14	Employment Agreement, dated , 2004 between DreamWorks Animation, Inc. and Ann Daly.*
10.15	Employment Agreement, dated , 2004 between DreamWorks Animation, Inc. and Kathrine Kendrick.*
10.16	Employment Agreement, dated , 2004 between DreamWorks Animation, Inc. and Kristina M. Leslie.*
10.17	Consulting Agreement dated between DreamWorks Animation Inc. and David Geffen.*
10.18	Consulting Agreement dated between DreamWorks Animation Inc. and Steven Spielberg.*
21.1	List of subsidiaries of DreamWorks Animation, Inc.*
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Cravath, Swaine & Moore LLP (contained in Exhibit 5).*
24.1	Powers of Attorney.
27.1	Financial Data Schedule(b).*
99.1	Consent of Paul Allen to be named as director nominee.
99.2	Consent of Lewis W. Coleman to be named as director nominee.
99.3	Consent of Roger A. Enrico to be named as director nominee.

Exhibit
Number	Description

99.4	Consent of David Geffen to be named as director nominee.
99.5	Consent of Jeffrey Katzenberg to be named as director nominee.
99.6	Consent of Nathan Myhrvold to be named as director nominee.
99.7	Consent of Howard Schultz to be named as director nominee.

*	To be filed by amendment.

(b) Financial Statement Schedules.